Form 10-K, Exhibit 13
period 1994-09-30
XTRA CORP /DE/
filed 1994-12-20
CIK 217591

Five Year Selected Financial Data                                                                                   Exhibit 13.1

Year ended September 30
(Thousands of dollars except per share
amounts)                                                    1990          1991          1992          1993(2)       1994
                                                  --------------------------------------------------------------------------------
Continuing Operations
Revenues                                                  $220,992      $208,898      $202,568      $329,217      $355,286

Total cash provided from operations                         86,102       102,787       127,444       196,404       242,677

Income (loss) before income taxes                          (11,879)(1)    28,056        44,280        72,360        98,390

Net income (loss)                                           (7,609)(1)    17,142        27,010        37,811(3)     57,565

Per Share Information
Fully diluted income (loss)
  from continuing operations                               $ (1.00)(1)     $1.00         $1.75         $2.09(3)      $3.38

Dividends declared per common share                        $   .33         $ .36         $ .39         $ .46         $ .54

Financial Position
Capital expenditures (including value of
  equipment acquired under operating leases)              $ 70,500      $  6,300      $ 37,100      $409,600      $235,900(4)

Total assets                                               662,990       581,403       535,244       858,031     1,004,901

Total debt and redeemable preferred stock                  403,658       321,833       241,424       388,279       434,561

Total stockholders' equity                                 172,551       172,795       190,660       280,277       330,518

(1) Includes unusual pretax charges of approximately $9 million related to a proxy contest as well as other costs associated with certain management changes. Also included is a pretax charge of approximately $13 million to write down certain revenue equipment to fair market value.

(2) Includes the operations of the Strick Lease business acquired on October 2, 1992. See Note 2 of the Notes to Consolidated Financial Statements.

(3) Includes the effect of the Revenue Reconciliation Bill of 1993. See Note 5 of the Notes to Consolidated Financial Statements.

(4) Includes certain acquisitions completed in 1994. See Note 2 of the Notes to Consolidated Financial Statements.


                                       1