Form 10-K, Exhibit 13
period 1994-09-30
XTRA CORP /DE/
filed 1994-12-20
CIK 217591

                                                                   Exhibit 13.2

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three Years Ended September 30, 1994
(Not covered by Report of Independent Public Accountants)

           XTRA Corporation leases transportation equipment. Its utilization and lease rates, and hence profitability, are directly impacted by the level of domestic economic activity, the supply of and demand for available equipment and other factors in the freight transportation industry. The discussion and data below are presented on a consolidated basis.

                The Company's pretax profits are cyclical, principally due to the variability of the Company's revenues and the high percentage of fixed costs. To moderate this cyclicality, the Company maintains a balance between the amount of equipment leased on a per diem and term basis and maintains an appropriate mix of various types of transportation equipment available for lease. The Company also maintains a high proportion of its debt at fixed rates to reduce the impact of fluctuations in interest rates. At September 30, 1994, approximately 14% of its debt had floating rates compared to 1% at September 30, 1993.

           Revenues
           Revenues increased by 63% from $203 million in 1992 to $329 million in 1993 due mainly to the significant increase in fleet size resulting from the Strick Lease acquisition completed in October, 1992. Revenues increased by 8% or $26 million in 1994, due mainly to an increase in working units primarily as a result of increased overall equipment utilization.

                Revenues are generated by two divisions; XTRALease, which primarily leases over-the-road trailers and mobile storage trailers and XTRAIntermodal, which leases intermodal trailers, chassis and domestic containers for the intermodal movement of freight. Revenues are a function of lease rates and working units; the latter depends on fleet size and equipment utilization. For information regarding revenues attributable to each division, see
           Note 8 of the Notes to Consolidated Financial Statements. The following table sets forth, for each division, average utilization and average fleet size in units (including units leased in under operating leases) during the last three years.

           Year ended September 30           1992           1993           1994
                                         -----------------------------------------
           XTRA Lease
               Utilization                     82%            86%             91%
               Units                       30,800         66,100          66,100
           XTRAIntermodal Utilization          88%            92%             94%
               Units                       50,700         58,500          57,200

                Utilization, representing the ratio of revenue-earning units to the total fleet, is derived from billing information, usage reports and other information from customers, assumptions based on historical experience and equipment inventories taken at Company depots, and is an approximation. Equipment utilization is directly affected by the supply of available equipment as well as the volume of domestic freight shipments, particularly in the automotive and construction industries, which are believed to be major sources of freight.

                Revenues derived from over-the-road trailers accounted for 90%, 91% and 92% of XTRALease revenues in 1992, 1993 and 1994, respectively. XTRALease revenues increased $104 million in 1993, primarily due to an increase in working units; the result of a significantly larger fleet and higher equipment utilization. The acquisition of Strick Lease resulted in the addition of approximately 38,000 units to the XTRALease rental fleet (see Note 2 of the Notes to Consolidated Financial Statements). XTRALease revenues increased by 11% or $21 million in 1994, primarily due to an increase in working units as a result of increased demand for the Company's equipment.

                Revenues derived from intermodal trailers accounted for 81%, 78% and 78% of XTRA Intermodal's revenues in 1992, 1993 and 1994, respectively, with the balance being domestic containers and chassis revenues. XTRAIntermodal revenues increased by 20% or $23 million in 1993, due principally to an increase in working units as a result of higher equipment utilization as well as a larger chassis fleet. The acquisition of Strick Lease resulted in the addition of approximately 4,000 intermodal trailers and 8,700 chassis to the XTRAIntermodal fleet. The Company's average intermodal trailer fleet size, including the trailers acquired from Strick Lease, decreased slightly from the prior year. XTRAIntermodal revenues increased 4% or $5 million in 1994, primarily due to an increase in average lease rates.

           Operating Expenses

                Depreciation expense increased 66% or $37 million in 1993 primarily due to a net increase in the Company's overall average fleet size of approximately 43,100 units primarily as a result of acquiring the Strick Lease fleet. In 1994, depreciation expense increased by 4% or $3 million primarily due to new additions to the fleet and the purchase of previously leased-in equipment.

                Rental equipment lease financing increased 40% or $4 million in 1993 due to the assumption of certain lease obligations as part of the Strick Lease acquisition. In 1994, rental equipment lease financing decreased 52% or $8 million primarily due to the purchase of equipment previously leased-in.

                Rental equipment operating expense increased 49% or $25 million in 1993 primarily due to higher expenses related to the operation of a significantly larger fleet from more branch locations. In
           1994, rental equipment operating expense increased by 12% or $10 million primarily due to higher repair and maintenance, tire and facility costs related to higher equipment utilization as well as a larger working fleet.

                Selling and administrative expenses increased 79% or $14 million in 1993 primarily due to higher costs related to the operation of a larger business and the addition of Strick Lease headquarters costs for accounting and administrative functions. In April 1993, all Strick Lease accounting and administrative functions were consolidated in the XTRALease home office (St. Louis), which resulted in some reduction in selling and administrative expenses in the second half of 1993. In 1994, selling and administrative expense decreased 2% or $1 million primarily due to cost savings realized from completing the integration of the Strick Lease business.

           Interest Expense

                Interest expense is a function of the amount of net debt
           outstanding (long-term debt less cash) and average interest rates.
           The following table shows total average net debt outstanding and interest expense as a percentage of total average net debt outstanding.
           Year ended September 30
           (Millions of dollars)                        1992           1993          1994
            Average net debt outstanding                $269           $443          $375
            Interest expense as a percentage of
                average net debt outstanding             7.9%           8.8%          9.1%

                Interest expense increased by 84% or $18 million in 1993 primarily due to an increase in the average amount of outstanding debt and an increase in the average interest rate, both due to debt assumed in connection with the Strick Lease acquisition. In 1994, interest expense decreased 13% or $5 million primarily due to a decrease in average net debt outstanding.

           Income Before Provision for Income Taxes

                Pretax earnings increased 63% or $28 million in 1993 primarily due to increased demand for the Company's equipment which resulted in higher utilization, a larger fleet size and synergies from combining two large over-the-road leasing businesses. In 1994, pretax earnings increased 36% or $26 million due primarily to higher equipment utilization as well as reduced interest expense.

           Provision for Income Taxes

                The Company's effective income tax rate was approximately 48% in fiscal 1993. The increase in the effective income tax rate from 1992's effective tax rate of 39% was primarily due to the enactment in August, 1993, of the Revenue Reconciliation Bill of 1993 which raised the corporate tax rate from 34% to 35% effective January 1, 1993. Statement of Financial Accounting Standards No. 109 ("SFAS 109") requires adjusting deferred tax liabilities and assets to reflect the higher rate. Accordingly, the Company recorded an additional tax expense of approximately $5 million or $.31 per share, related to prior year's accumulated deferred income tax assets and liabilities. Absent the required adjustment for prior years, the effective income tax rate for 1993 would have been approximately 41%. The Company's effective income tax rate was approximately 42% in fiscal 1994.

                For additional information regarding the provision for income taxes, see Notes 1 and 5 of the Notes to Consolidated Financial Statements.

           FINANCIAL LIQUIDITY AND CAPITAL RESOURCES

                Significant capital investment is required by the Company's leasing operations, not only for growth but also for replacement of units retired from service. However, during periods of slower economic growth capital expenditures may be curtailed until demand for transportation equipment increases.


                The following table sets forth the capital expenditures by equipment type, including units purchased, units leased-in from third parties under operating leases and units acquired for 1992, 1993 and 1994, as well as the Company's committed capital expenditures for 1995 as of November 15, 1994.

           (Thousands of dollars)                  1992           1993           1994           1995
                                        ------------------------------------------------------------
           Over-the-road trailers               $20,700       $293,900       $151,000       $ 97,000
           Intermodal trailers                   14,500         59,400         70,000         52,700
           Chassis                                    -         33,800          7,900         19,300
           Domestic containers                        -          2,700              -              -
           Other                                  1,900         19,800          7,000         11,000
                                                -------       --------       --------       --------
                   Total                        $37,100       $409,600       $235,900       $180,000
                                                =======       ========       ========       ========

                The Company recognizes the importance of managing capital spending as an essential ingredient in maintaining the quality of its fleet. The Company grows its fleet by purchasing new equipment and fleets of used equipment. Capital expenditures increased from $37 million in 1992 to $410 million in 1993, including equipment acquired in the Strick Lease acquisition. In 1994, capital expenditures were $236 million, including acquisitions (see Note 2 of the Notes to Consolidated Financial Statements). The Company continued the significant level of capital spending in 1994 in order to respond to increased market demand, replace retired units and improve fleet quality. As of November 15, 1994, XTRA's committed capital expenditures for 1995 amounted to $180 million. The Company has also placed cancelable orders for an additional $84 million of equipment in 1995. The Company may increase capital spending in 1995 as conditions warrant.

                Although some level of future capital spending can be financed internally, the ability to fund expenditures above that level will depend upon the availability of external financing.

                During the three years ended September 30, 1994, the Company generated $567 million of cash flow from operations and raised $63 million from the sale of common stock. During this same period, XTRAinvested $679 million in property and equipment including acquisitions, paid dividends of $29 million and increased net debt (debt less cash) outstanding by $78 million.

                In addition to cash flow from operations, XTRA generally has available to it a variety of external means to finance any future growth of its leasing equipment fleet. The Company's external financing options include a combination of revolving credit agreements, medium-term and long-term borrowings in the public debt market, intermediate term bank loans, long-term financing from institutional investors and banks and lease financing. The Company has registered with the Securities and Exchange Commission $500 million of securities consisting of shares of Preferred Stock and Common Stock of the Company and Senior and Subordinated Debt Securities of XTRA, Inc., a wholly-owned subsidiary, fully and unconditionally guaranteed by XTRACorporation and XTRA Missouri, Inc. (see Note 4 of Notes to Consolidated Financial Statements) of which XTRA Inc. has issued $53 million of its Medium-term Notes as of November 15, 1994. The Company's access to external financing will depend upon prevailing market conditions and the Company's credit ratings. There can be no assurance that the Company will be able to borrow funds in those markets at attractive rates or with covenants that are not more restrictive than the Company's current debt covenants. The Company also has potential access to external funds through the issuance of capital stock. XTRA deems its sources of financing adequate to meet projected needs. At November 15, 1994 the Company had $92 million of unused credit available under its two Revolving Credit agreements.

                The Company's source of funds for the payment of dividends on its capital stock are advances and dividends from its direct and indirect wholly-owned subsidiaries, including XTRA, Inc. Several of the Company's loan agreements contain covenants that restrict the payment of cash dividends by the Company. In addition, certain loan agreements contain covenants that restrict advances to and the payment of dividends to the Company by its subsidiaries, including XTRA Missouri, Inc. and XTRA, Inc. Under the most restrictive provisions of the Company's loan agreements, the amount of cash dividends which could be paid on the Company's capital stock was limited to $127 million at September 30, 1994. XTRA, Inc.'s primary sources of funds are cash flows from operations and advances from its subsidiaries. For additional information regarding long-term debt, see Note 4 of the Notes to Consolidated Financial Statements.