Form 10-K, Exhibit 13
period 1994-09-30
XTRA CORP /DE/
filed 1994-12-20
CIK 217591

                                                                   EXHIBIT 13.3
Index to Financial Statements
(Information required by Part II, Items 7 and 8 and Part IV, Item 14 of Form 10-K)



XTRA Corporation and Subsidiaries Consolidated Financial Statements and Schedules
                                                                                      Page
Financial Statements
Consolidated balance sheets - September 30, 1993 and 1994                               18
Consolidated income statements for the three years ended September 30, 1994             19
Consolidated statements of cash flows for the three years ended September 30, 1994      20
Management's discussion and analysis of financial condition and results of operations
for the three years ended September 30, 1994                                            21
Unaudited quarterly condensed consolidated income statements for the years
ended September 30, 1993 and 1994                                                       25
Consolidated statements of stockholders' equity for the
three years ended September 30, 1994                                                    26
Notes to consolidated financial statements                                              27
Report of independent public accountants                                                41

Schedules for the three years ended September 30, 1994
Schedule III - Parent Company financial statements                                      *
Schedule V - Property and equipment                                                     38
Schedule VI - Accumulated depreciation of
property and equipment                                                                  39
Schedule VIII - Reserves                                                                40


The supplementary income statement information required to be submitted in Schedule X has been included in the financial statements or the related notes. Other schedules are omitted as they are not applicable or required under the rules of Regulation S-X.

Consolidated                                    XTRA Corporation
Balance Sheets                                  and Subsidiaries


September 30, 1993 and 1994
(Thousands of dollars except per share and share amounts)                     1993         1994
                                           ---------------------------------------------------------------
Assets

Cash                                                                    $     9,046   $   43,204
Trade receivables, net                                                       49,437       54,005
Lease contracts and notes receivable                                         33,981       41,337

Property and equipment at cost
Revenue equipment                                                         1,082,970    1,223,185
Land, buildings and other                                                    50,212       50,467
                                                                        -----------   ----------
                                                                          1,133,182    1,273,652
Less-Accumulated depreciation                                              (391,479)    (427,975)
                                                                        -----------   ----------
Net property and equipment                                                  741,703      845,677
                                                                        -----------   ----------
Other assets                                                                 23,864       20,678
                                                                        -----------   ----------
                                                                        $   858,031   $1,004,901
                                                                        ===========   ==========
Liabilities and Stockholders' Equity

Liabilities
Accounts payable                                                        $     5,478   $   14,755
Accrued interest expense                                                      4,746        5,569
Other accrued expenses                                                       37,291       53,831


Long-term debt, including current portion                                   359,130      434,561

Deferred income taxes                                                       141,960      165,667
                                                                        -----------   ----------
    Total liabilities                                                       548,605      674,383

Series C Cumulative Redeemable Exchangeable Preferred Stock
  (liquidation preference $30 million) issued and outstanding;
  300 shares at September 30, 1993                                           29,149            _

Commitments and contingencies (Note 6)

Stockholders' equity
Preferred Stock, without par value; total authorized: 3,000,000 shares
Common Stock, par value $.50 per share; authorized:
   30,000,000 shares; issued and outstanding:
   16,886,992 shares at September 30, 1993;
   16,939,616 shares at September 30, 1994                                    8,443        8,470
Capital in excess of par value                                              124,196      125,372
Retained earnings                                                           148,161      196,594
Cumulative translation adjustment                                              (523)          82
                                                                        -----------   ----------
Total stockholders' equity                                                  280,277      330,518
                                                                        -----------   ----------
                                                                        $   858,031   $1,004,901
                                                                        ===========   ==========

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated                     XTRA Corporation
Income Statements                and Subsidiaries

             For the three years ended September 30, 1994
             (Thousands of dollars except per share amounts)                  1992                 1993               1994
                                                    ------------------------------------------------------------------------------
             Revenues                                                    $ 202,568            $ 329,217          $ 355,286

             Operating expenses

             Depreciation on rental equipment                               56,703               94,069             97,544
             Rental equipment lease financing                               10,393               14,502              6,999
             Rental equipment operating expense                             52,262               77,630             87,277
             Selling and administrative expense                             17,801               31,841             31,136
                                                                           -------              -------            -------
                                                                           137,159              218,042            222,956
                                                                           -------              -------            -------

                 Operating income                                           65,409              111,175            132,330

             Interest expense                                               21,129               38,815             33,940
                                                                           -------              -------            -------

                 Income before provision for income taxes                   44,280               72,360             98,390

             Provision for income taxes                                     17,270               34,549             40,825
                                                                           -------              -------            -------

                 Net income                                                 27,010               37,811             57,565

             Dividends on and accretion of issuance costs of Series C
                 Cumulative Redeemable Exchangeable Preferred Stock
                 and dividends on Series B Preferred Stock                  (4,840)              (4,658)                 -
                                                                           -------              -------            -------

                 Net income available to common stockholders              $ 22,170             $ 33,153           $ 57,565
                                                                          ========             ========           ========
             Earnings per common share:

                 Primary                                                     $1.89                $2.16              $3.38

                 Fully diluted                                               $1.75                $2.09              $3.38


             Weighted average number of common and
                 common equivalent shares outstanding:

                 Primary                                                    11,750               15,329             17,021

                 Fully diluted                                              15,395               16,242             17,027



The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of                      XTRA Corporation
Cash Flows                                      and Subsidiaries

             For the three years ended September 30, 1994

             (Thousands of dollars)                                          1992             1993             1994
             Cash flows from operations              ------------------------------------------------------------------------
             Net income                                                 $  27,010        $  37,811        $  57,565
             Add non-cash income and expense items:
               Depreciation and amortization, net                          57,818           93,895           99,185
               Deferred income taxes, net                                  10,846           18,355           20,642
               Bad debt expense                                             2,550            4,971            4,212
             Add other cash items:
               Net change in receivables, other assets,
                 payables and accrued expenses                              3,426            1,403           21,126
               Cash receipts on lease contracts and notes receivable       13,478           25,572           18,457
               Recovery of property and equipment net book value           12,316           14,397           21,490
                                                                        ---------        ---------        ---------
                     Total cash provided from operations                  127,444          196,404          242,677
                                                                        ---------        ---------        ---------


             Cash used for investment activities
             Additions to property and equipment                          (36,658)         (50,504)        (244,951)(2)
             Purchase of Strick Lease                                           -         (110,543)(1)            -
                                                                        ---------        ---------        ---------
                     Total cash used for investment activities            (36,658)        (161,047)        (244,951)
                                                                        ---------        ---------        ---------

             Cash flows from financing activities
             Borrowings of long-term debt                                  40,000          164,347          122,493(3)
             Payments of long-term debt                                  (120,409)        (281,427)         (76,929)
             Net proceeds from issuance of common stock                         -           63,132                -
             Net proceeds from issuance of Series C Preferred Stock             -           28,298                -
             Dividends paid                                                (9,417)         (10,530)          (9,132)
                                                                        ---------        ---------        ---------
                     Total cash (used for)/provided by financing
                      activities                                          (89,826)         (36,180)          36,432
                                                                        ---------        ---------        ---------

             Net increase (decrease) in cash                                  960             (823)          34,158
             Cash at beginning of year                                      8,909            9,869            9,046
                                                                        ---------        ---------        ---------
             Cash at end of year                                         $  9,869         $  9,046        $  43,204
                                                                         ========         ========        =========

             Total interest paid                                         $ 19,646         $ 34,466        $  31,595
             Total income taxes paid (net of refunds)                    $  4,866         $ 14,976        $  15,571

             (1)Does not include $235,937 of Strick Lease debt assumed on October 2, 1992, the acquisition date.
             (2)Includes certain acquisitions completed in 1994. See Note 2.
             (3)See Note 4.


The accompanying notes are an integral part of these consolidated financial statements.

Unaudited Quarterly                XTRA Corporation
Condensed Consolidated             and Subsidiaries
Income Statements

             For the four quarters ended September 30, 1993 and 1994           First     Second       Third         Fourth
             (Thousands of dollars except per share amounts)                  Quarter    Quarter     Quarter        Quarter
                                                    ------------------------------------------------------------------------------
             1993
             Revenues                                                         $87,056    $76,787     $81,206        $84,168
             Expenses(1)                                                       65,223     65,168      63,548         62,918
                                                                              -------    -------     -------        -------
             Income before income taxes                                        21,833     11,619      17,658         21,250
             Provision for income taxes                                         8,740      4,641       7,110         14,058(2)
                                                                              -------    -------     -------        -------
                Net income                                                    $13,093    $ 6,978     $10,548        $ 7,192
                                                                              =======    =======     =======        =======
             Earnings per common share:
                Primary                                                         $ .95      $ .39       $ .56          $ .37
                Fully diluted                                                   $ .79      $ .39       $ .56          $ .37

             Weighted average number of common and
              common equivalent shares outstanding:
                Primary                                                        11,893     15,467      16,972         17,004
                Fully diluted                                                  15,444     15,472      16,973         17,007

             1994
             Revenues                                                         $88,524    $82,733     $90,002        $94,027
             Expenses(1)                                                       61,607     61,784      65,054         68,451
                                                                              -------    -------     -------        -------
             Income before income taxes                                        26,917     20,949      24,948         25,576
             Provision for income taxes                                        11,171      8,692      10,351         10,611
                                                                              -------    -------     -------        -------
                Net income                                                    $15,746    $12,257     $14,597        $14,965
                                                                              =======    =======     =======        =======
             Earnings per common share:
                Primary                                                         $ .93      $ .72       $ .86          $ .88
                Fully diluted                                                   $ .93      $ .72       $ .86          $ .88
             Weighted average number of common and
              common equivalent shares outstanding:
                Primary                                                        17,009     17,015      17,023         17,037
                Fully diluted                                                  17,013     17,015      17,024         17,041

             (1) Includes operating and interest expenses.
             (2) Includes the effect of the Revenue Reconciliation Bill of 1993. See Note 5 of the Notes to Consolidated
                 Financial Statements.


Consolidated Statements of          XTRA Corporation
Stockholders' Equity                and Subsidiaries

                                                                 Cumulative       Common    Capital in
                                                                Convertible        Stock        Excess    Retained     Cumulative
 For the three years ended September 30, 1994                     Preferred     $.50 Par        of Par    Earnings    Translation
     (Thousands of dollars)                                           Stock        Value        Value      (Note 4)    Adjustment
                                         ----------------------------------------------------------------------------------------
 Balance at September 30, 1991                                     $ 62,450       $5,861             -    $104,484              -

 Net income                                                               -            -             -      27,010              -
 Common Stock cash dividends declared at $.39 per share                   -            -             -      (4,577)             -
 Series B Preferred Stock cash dividends
   accrued at $1.9375 per share                                           -            -             -      (4,840)             -
 Options exercised, net of shares forfeited under
   restricted stock plan and tax expense related
   to restricted stock plan                                               -           10           262           -              -
                                                                   --------       ------      --------    --------       --------
 Balance at September 30, 1992                                       62,450        5,871           262     122,077              -

 Net income                                                               -            -             -      37,811              -
 Common Stock cash dividends declared at $.46 per share                   -            -             -      (7,069)             -
 Series B Preferred Stock cash dividends
   accrued at $.322917 per share                                          -            -             -        (806)             -
 Conversion of Series B Preferred Stock                             (62,450)       1,805        60,645           -              -
 Issuance of Common Stock                                                 -          747        62,385           -              -
 Dividends accrued on and accretion of issuance costs of
   Series C Cumulative Redeemable Exchangeable
   Preferred Stock                                                        -            -             -      (3,852)             -
 Options exercised and related tax benefits,
   net of shares forfeited under restricted stock plan                    -           20           904           -              -
 Cumulative translation adjustment                                        -            -             -           -           (523)
                                                                   --------       ------      --------    --------       --------
 Balance at September 30, 1993                                            -        8,443       124,196     148,161           (523)

 Net income                                                               -            -             -      57,565              -
 Common Stock cash dividends declared at $.54 per share                   -            -             -      (9,132)             -
 Options exercised and related tax benefits,
   net of shares forfeited under restricted stock plan                    -           27         1,176           -              -
 Cumulative translation adjustment                                        -            -             -           -            605
                                                                   --------       ------      --------    --------       --------
 Balance at September 30, 1994                                     $      -       $8,470      $125,372    $196,594       $     82
                                                                   ========       ======      ========    ========       ========

Note: Share and per share data has been  adjusted to give retroactive effect for the two-for-one stock  split in May 1993.


The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated                 XTRA Corporation
Financial Statements                  and Subsidiaries


(1) Summary of Significant Accounting Policies
                Principles of Consolidation
                The consolidated financial statements include the accounts of XTRACorporation and its wholly-owned subsidiaries ("the Company"). All material intercompany accounts and transactions have been eliminated. In fiscal 1994, the Company adopted a non-classified balance sheet format in which no distinction is made between current and long-term assets and liabilities. Certain amounts in the prior year financial statements have been reclassified to be consistent with the current year's presentation.

                Income Taxes
                Provisions for income taxes recognize the tax effect of all revenue and expense transactions as well as any change during the period in deferred tax assets and liabilities. The effects of changes in tax rates and laws on deferred tax assets and liabilities are reflected in net income in the period in which such changes are enacted (See Note 5).
                        The Company adopted Statement of Financial Accounting
                Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes," effective as of October 1, 1991. SFAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. There was no material effect on the Company's financial statements due to the adoption of this statement.

                Leases
                The Company records the majority of its leases using the operating method of accounting. Full-payout or near full-payout leases are accounted for under the finance method.

                Depreciation
                The Company provides for depreciation by using the straight-line method to amortize the cost of property and equipment to its estimated residual value over its estimated useful life.
                Revenue equipment is depreciated using estimated useful lives of 10 to 20 years.

                        When equipment is sold or retired, its cost and
                accumulated depreciation are removed from the balance sheet, and any gain or loss is included in revenues. Revenue equipment with an original cost of approximately $74.5 million, which has reached the end of its estimated useful life, remains in service and is included in Revenue Equipment at September 30, 1994.

                Repair and Maintenance
                Repair and maintenance expenses are charged to operating expenses when incurred and amounted to $16 million, $23 million and $27 million in 1992, 1993 and 1994, respectively.

                Earnings per Share
                The computation of primary earnings per common share is based on net income after deduction of $1.9375 Series B Preferred Stock dividends and dividends on and accretion of issuance costs of Series C Cumulative Redeemable Exchangeable Preferred Stock, divided by the weighted average number of outstanding common shares plus common share equivalents. Fully diluted earnings per share also assumes the conversion of the $1.9375 Series B Cumulative Convertible Preferred Stock at the beginning of the period. Earnings per share have been calculated giving retroactive effect to the two-for-one stock split (see Note 9).

                Foreign Currency Translation
                The Company translates the assets and liabilities of its foreign subsidiary at the exchange rates in effect at year-end.
                Revenues and expenses are translated using average exchange rates in effect during the year. Gains and losses from foreign currency translation are credited or charged to cumulative translation adjustment included in stockholders' equity in the accompanying Consolidated Balance Sheet. Gains and losses from foreign currency transactions are included in selling and administrative expense.

(2) Acquisitions

                In October, 1992, the Company completed the acquisition of Distribution International Corporation ("D.I.") and certain subsidiaries, primarily Strick Lease, with total assets of approximately $350 million for approximately $114 million in cash (excluding cash assumed), and the assumption of approximately $236 million in debt. The cash payment includes $12 million to key Strick Lease personnel for covenants not to compete. The transaction, which was accounted for as a purchase, was partially financed through the issuance of $30 million of Series C Cumulative Redeemable Exchangeable Preferred Stock (see
                Note 10). The balance was funded by Revolving Credit Agreement borrowings. Strick Lease, a major lessor of transportation equipment, operated a rental fleet of approximately 50,000 units of transportation equipment, primarily over-the-road trailers and chassis.

                        The unaudited pro forma condensed consolidated income
                statement of the Company, as if D.I. had been acquired on October 1, 1991 is as follows:

                For the twelve months ended September 30,
                (Thousands of dollars except per share data)                      1992
                                                       -------------------------------
                Revenues                                                      $322,431
                Net income                                                      23,095
                Earnings per common share:
                   Primary                                                        1.23
                   Fully diluted                                                  1.23

                        On April 1, 1994, the Company acquired the assets of
                Dykes Trailer Rentals, Inc., for approximately $4 million. On June 10, 1994, the Company purchased substantially all of the assets of Caravan Trailer Rental Co., Ltd., a Canadian lessor of transportation equipment for $37 million. On July 29, 1994, the Company acquired the assets of Integrated Transportation Services. Ltd., for approximately $5 million. The total rental fleets acquired in these three transactions amounted to approximately 6,000 units of transportation equipment, primarily over-the-road trailers.

(3) Equipment Leases

                        The Company uses the operating method of accounting for
                the majority of its equipment leases. Under this method, revenue is recognized in the month earned based on the terms of the lease contract, and the equipment is depreciated to its estimated residual value over its estimated useful life.

                        The finance method of accounting is used for revenue
                equipment leased to customers on a full-payout or near full-payout basis at lease inception. Under this method, finance lease income, the difference between the total lease receivable and the net book value less the residual value of the related equipment, is deferred and amortized as revenue over the lease term using the interest method, which provides a level rate of return on the net investment in the lease.

                        The following schedule summarizes the future minimum
                rental receipts on operating and finance leases by year as of September 30, 1994:

                                                               Operating       Finance
                (Thousands of dollars)                          Leases          Leases
                                                  -------------------------------------------
                1995                                            $100,509        $12,575
                1996                                              28,136          9,466
                1997                                              16,095          6,766
                1998                                               9,360          4,558
                1999                                               3,935          3,831
                2000 and thereafter                                  430          6,654
                                                                --------        -------
                   Total                                        $158,465        $43,850
                                                                ========        =======


                        The components of the net investment in finance leases as of September 30, 1993 and 1994 were as follows:
                (Thousands of dollars)                                                    1993          1994
                                                  ----------------------------------------------------------------------
                Minimum lease payments receivable                                        $27,810        $43,850
                Add: estimated unguaranteed residual values                               12,955         13,086
                                                                                         -------        -------
                                                                                          40,765         56,936
                Less: deferred interest income                                            (8,536)       (16,451)
                                                                                         -------        -------
                      Lease contracts receivable, net                                    $32,229        $40,485
                                                                                         =======        =======

                Current portion of lease contracts receivable, net                       $ 8,528        $ 7,477
                Long-term portion of lease contracts receivable, net                      23,701         33,008
                                                                                         -------        -------
                      Lease contracts receivable, net                                    $32,229        $40,485
                                                                                         =======        =======

(4) Debt

                Long-term debt as of September 30, 1993 and 1994 consisted of the following:
                (Thousands of dollars)                                                    1993           1994
                                                  ----------------------------------------------------------------------

                Unsecured financing
                Revolving Credit Agreements                                              $94,502       $125,739
                Medium-term Notes                                                         80,500        163,500
                                                                                         -------        -------
                       Total unsecured financing                                         175,002        289,239
                                                                                         -------        -------
                Secured financing
                Capital lease obligations                                                 139,182       105,881
                Term loans                                                                 44,946        39,441
                                                                                         --------      --------
                       Total secured financing                                            184,128       145,322
                                                                                         --------      --------
                       Total debt                                                         359,130       434,561
                Less: current portion                                                     (36,100)      (39,842)
                                                                                         --------      --------
                       Long-term debt less current portion                               $323,030      $394,719
                                                                                         ========      ========


                        The Company has two unsecured revolving credit
                agreements, each with commitments of $90 million at September 30, 1994. The Revolving Credit Agreements have revolving period maturity dates of December, 1995 and May, 1996 with pricing dependent on the Company's credit ratings. Both revolving credit agreements have current pricing of 1/2% over the London Interbank Offered Rate (LIBOR). The Company currently pays 1/5% on any unused commitment in each facility.
                        Unless the Company requests and the banks approve a
                renewal or extension of these agreements, borrowings outstanding on the revolving period maturity dates will be converted to five year term loans payable in 20 equal quarterly installments. If converted, the facilities have final term maturities of December, 2000 and May, 2001. Given the Company's current credit ratings, the Company would borrow at 7/10% above LIBOR during the term loan period of each facility.
                        The Company borrows on a short-term basis by issuing
                commercial paper and using several uncommitted lines of credit. These short-term borrowing options are back stopped by the unused borrowing capacity under the Revolving Credit
                Agreements, and hence have been classified as Revolving Credit Agreement borrowings. Revolving credit borrowings at September 30, 1993 and 1994 include $95 million and $126 million of such short-term borrowings, respectively. The weighted average interest rates incurred under the Revolving Credit Agreement, including short-term borrowings during 1992, 1993 and 1994, were 4.9%, 3.9% and 4.1%, respectively.
                        During the three years ended September 30, 1994, the
                Company issued $164 million of Medium-term Notes under shelf registrations filed with the Securities and Exchange
                Commission, with a weighted average interest rate of 7.7% and maturities extending through 2003. Under the present shelf registrations, $447 million remains available for additional financing. The weighted average interest rates incurred during 1992, 1993 and 1994 were 8.6%, 8.2% and 7.9%, respectively.

                        Capital lease obligations have a weighted average
                interest rate of 8.4% and are payable in installments through 2001. The weighted average interest rates incurred under capital lease obligations during 1992, 1993 and 1994 were 8.3%, 8.5% and 8.3%, respectively.

                        Secured term loans have a weighted average interest
                rate of 11.2% and are payable in installments through 2000. The weighted average interest rates incurred under secured term loans during 1992, 1993 and 1994 were 14.2%, 10.1% and 11.7%, respectively.

                        Revenue equipment recorded on the consolidated balance
                sheets related to capital leases and secured debt was as
                follows at September 30, 1993 and 1994:
                (Thousands of dollars)                             1993          1994
                Revenue equipment                                $258,404      $227,807
                Accumulated depreciation                          (84,281)      (84,942)
                                                                 --------      --------
                      Net secured equipment                      $174,123      $142,865
                                                                 ========      ========

                        In connection with the acquisition of the Strick Lease
                business (see Note 2), the Company issued 300 shares of Series C Cumulative Redeemable Exchangeable Preferred Stock with a $30 million redemption value, a dividend rate of 10%, and a final maturity date of five years. On October 1, 1993, the Company exchanged the outstanding shares for subordinated debt with a coupon of 10%. This subordinated debt was redeemed on September 30, 1994.

                        Assuming the Company were to convert the Revolving
                Credit Agreements to term loans on their respective revolving period maturity dates, the amount of minimum maturities of all long-term debt during each of the next five fiscal years and thereafter would be as follows:
                                                                               Net Present
                                                    Capital                  Value of Future     Maturities
                                                      Lease                  Minimum Capital     Other than        Total Long-
                (Thousands of dollars)             Payments      Interest     Lease Payments   Capital Leases       Term Debt
                1995                               $ 32,625       $ 7,909       $ 24,716         $ 15,126          $ 39,842
                1996                                 29,080         6,142         22,938           22,049            44,987
                1997                                 23,119         4,296         18,823           63,106            81,929
                1998                                 20,587         2,791         17,796           57,577            75,373
                1999                                 14,247         1,383         12,864           58,836            71,700
                2000 and thereafter                   9,127           383          8,744          111,986           120,730
                                                   --------       -------       --------         --------          --------
                  Total payments and maturities    $128,785       $22,904       $105,881         $328,680          $434,561
                                                   ========       =======       ========         ========          ========


                        As of September 30, 1992, 1993 and 1994, 29%, 1% and
                14%, respectively, of the Company's debt was at floating interest rates. The Company has three interest rate swaps with notional amounts totalling $66 million which have been entered into to effectively fix the interest rate on that amount of floating rate debt. Floating rate debt which has been fixed through interest rate swaps is treated as fixed rate debt. The agreements provide for the Company to exchange floating rate interest payments based on LIBOR for a fixed rate of 8.1% on $25 million through March 1995, for 7.5% on $16 million through October 1995 and for 8.5% on $25 million through July 1996. The net interest settlements are recorded as an adjustment to interest expense. The Company is exposed to market risk in the event of nonperformance by the counterparties. Nonperformance by the counterparties is not anticipated nor would it have a material adverse effect on the results of operations or the financial position of the Company.
                        The Company's several loan agreements contain a minimum
                debt service test, minimum working capital requirements and various restrictive covenants including, among other things, restrictions on incurring both short-term and long-term debt and a limitation on secured borrowings. Several of the Company's loan agreements contain covenants that restrict the payment of cash dividends by the Company. In addition, certain loan agreements contain covenants that restrict advances to and the payment of dividends to the Company by its subsidiaries, including XTRAMissouri, Inc. and XTRA, Inc. Under the most restrictive provisions of the Company's loan agreements, the amount of cash dividends which could be paid on the Company's capital stock was limited to $127 million at September 30, 1994.

(5) Income Taxes

                The components of the provision for income taxes for 1992, 1993 and 1994 were as follows:
                (Thousands of dollars)                                      1992            1993          1994
                                                 ----------------------------------------------------------------
                Current tax provision
                Federal                                                  $ 7,822          $12,979       $16,202
                State                                                      1,346            2,551         3,981
                Foreign                                                        -              664             -
                Investment tax credits, net                               (2,744)               -             -
                                                                         -------          -------       -------
                   Current tax provision                                   6,424           16,194        20,183
                                                                         -------          -------       -------
                Deferred tax provision
                Federal                                                    6,269           10,413        15,778
                State                                                      1,833            2,798         4,028
                Foreign                                                        -              144           836
                Investment tax credits, net                                2,744                -             -
                Adjustment of deferred taxes for rate change                   -            5,000             -
                                                                         -------          -------       -------
                   Deferred tax provision                                 10,846           18,355        20,642
                                                                         -------          -------       -------
                      Provision for income taxes                         $17,270          $34,549       $40,825
                                                                         =======          =======       =======

                        The provision differs from income taxes currently
                payable because certain items of income and expense are
                recognized in different periods for financial statement
                purposes than for tax return purposes.  The reasons for the difference between the statutory U.S. Federal income tax rates and the  Company's effective income tax rates for 1992, 1993 and
                1994 are as follows:
                Percent of Pretax Income                                  1992           1993           1994
                                                 ----------------------------------------------------------------
                Federal statutory rate                                   34.0%           34.8%          35.0%
                Increase in taxes resulting from:
                    State taxes                                            4.8            4.8            5.3
                    Foreign                                                  -             .6             .2
                    Other, net                                              .2             .7            1.0
                    Adjustment of deferred taxes for rate change             -            6.9              -
                                                                          -----          -----          -----
                    Effective income tax rate                             39.0%          47.8%          41.5%
                                                                          =====          =====          =====



                        The increase in the effective income tax rate from 1992
                to 1993 was primarily due to the enactment, in August, 1993, of the Revenue Reconciliation Bill of 1993 which raised the corporate tax rate from 34% to 35% effective January 1, 1993. The statutory federal tax rate in fiscal 1993 was 34.8%. Statement of Financial Accounting Standards No. 109 ("SFAS 109") requires restating deferred tax liabilities and assets to reflect the higher rate. Accordingly in fiscal 1993, the Company recorded additional tax expense of approximately $5.0 million. Absent the required adjustment for prior years, the effective income tax rate for 1993 would have been approximately 41%.

                        The components of the net deferred tax liability as of September 30, 1993 and 1994 are as follows:

                (Thousands of dollars)                                                      1993              1994
                Assets                                 ------------------------------------------------------------
                   Capital lease obligations                                           $  49,967         $  39,703
                   Net operating loss carryforwards                                        3,800             -
                   Investment tax credits                                                  5,127             4,081
                   Alternative minimum tax credits                                         1,301             1,301
                   Other                                                                  11,481            15,127
                                                                                       ---------         ---------
                      Total deferred tax assets                                        $  71,676         $  60,212
                Liabilities                                                            =========         =========

                   Revenue equipment                                                   $ 196,523         $ 214,047
                   Other                                                                  17,113            11,832
                                                                                       ---------         ---------
                      Total deferred tax liabilities                                     213,636           225,879
                                                                                       ---------         ---------
                      Net deferred tax liability                                       $ 141,960         $ 165,667
                                                                                       =========         =========

                        The Company estimates that after filing the fiscal 1994
                tax return, it will have $4 million of investment tax credit carryforwards and $1 million of alternative minimum tax credit carryforwards available to reduce future federal income tax liabilities. The investment tax credit carryforwards expire beginning in 1999. The benefit of both tax credit carryforwards has been recorded in the Company's financial statements. The Company has not recognized a valuation allowance for deferred tax assets.

(6) Commitments and Contingencies

                        The Company's offices and certain facilities are
                occupied under leases expiring at various dates. In addition, the Company has leased revenue equipment with an original cost of $62 million under operating leases.

                        At September 30, 1994, the Company's rental commitments
                under the non-cancelable portion of these leases for the next five years and in total thereafter were as follows:
                                                          Rental    Office Facilities           Total Lease
                (Thousands of dollars)                 Equipment     Net of Subleases           Commitments
                                              -------------------------------------------------------------------
                1995                                     $ 6,077              $ 4,527              $10,604
                1996                                       3,363                3,558                6,921
                1997                                         705                2,586                3,291
                1998                                         850                2,060                2,910
                1999                                           1                1,151                1,152
                2000 and thereafter                            -                  623                  623
                                                         -------              -------              -------
                                                         $10,996              $14,505              $25,501
                                                         =======              =======              =======

                        Rental equipment lease financing expense amounted to
                $10 million, $15 million and $7 million in 1992, 1993 and 1994, respectively. Other rental expense amounted to $2 million, $4 million and $4 million in 1992, 1993 and 1994, respectively.

                        As of November 15, 1994, the Company was committed to
                make capital expenditures of $180 million, principally for revenue equipment in fiscal 1995. The Company has also placed cancelable orders for an additional $84 million of equipment in 1995.

                        A subsidiary of the Company has joined a group of other
                parties working with the Wisconsin Department of Natural Resources ("WDNR") on the remediation of environmental problems at the Edgerton Sand and Gravel Landfill site in Edgerton, Wisconsin and provision of an alternative water supply to affected residences in the area of the site. The subsidiary has also joined another group of parties working with the WDNR with regard to an adjacent manufacturing facility owned by the subsidiary prior to 1978. The Company is unable at this time to predict with any certainty the ultimate remediation costs associated with these sites or with provision of an alternative water supply, or the Company's share of any such costs. Based on preliminary estimates received from technical consultants for the Company and other similarly situated parties, the Company believes that its share of any future costs for remediation of both sites and provision of an alternative water supply will not be material to the results of operations, the financial condition or the liquidity of the Company, without consideration of any potential insurance recoveries or recoveries from the prior owner of the manufacturing facility or the owner/operator of the Edgerton Sand and Gravel Landfill site.

(7) Retirement Plans
                        The Company provides retirement benefits to
                substantially all of its employees through a qualified and funded defined contribution retirement plan. The Company's yearly cash contributions to a trust fund are discretionary and the retirement trust fund's assets are administered by a trustee. The Company adopted a voluntary 401(k) savings plan on October 1, 1993. Matching Company contributions to the 401(k) plan are based on a specified percentage of employee contributions. Participants are entitled to their vested portion of the retirement trust fund assets upon termination of employment. The Company recorded defined contribution pension expense of approximately $1 million, $2 million and $2 million in 1992, 1993 and 1994, respectively. The Company has no other significant post employment or post retirement benefit obligations.

(8) Business Information
                        The Company is engaged in transportation equipment
                leasing. Its two primary leasing divisions are XTRA Lease and XTRAIntermodal. The Company's equipment is leased to a variety of customers including private fleet owners, contract and common carriers, railroads and steamship lines. The Atchison, Topeka, Santa Fe Railway accounted for 11% of the Company's consolidated revenues in 1992. No other customer accounted for 10% or more of revenues in any of the last three fiscal years.

                        The following table sets forth the percentage of
                revenue from unaffiliated customers by division for the three years ended September 30, 1994.
                                                           1992                1993                 1994
                                    ------------------------------------------------------------------------------
                XTRA Lease                                   44%                 59%                  60%
                XTRAIntermodal                               56                  41                   40
                                                            ----                ----                 ----
                                                            100%                100%                 100%
                                                            ====                ====                 ====

(9) Common Stock
                Stock Split

                In May 1993, the Company effected a two-for-one common stock split in the form of a 100% stock dividend. All references to the number of shares and per common share amounts have been restated to reflect the split.

                Issuance of Common Stock
                During fiscal 1993, the Company issued 1,495,000 shares of common stock at $44.75 per share. The net proceeds to the Company were approximately $63 million.

                1987 Stock Incentive Plan
                In January 1988, the stockholders approved the 1987 Stock Incentive Plan, authorizing the issuance of 500,000 shares of common stock under the plan. The plan enables the Company to grant awards to key employees including restricted stock awards, stock options and stock appreciation rights, subject primarily to the requirement of continuing employment. The awards described in this plan are available for grant over a period of ten years from the date on which the plan was adopted, but grants may vest beyond the ten year period. Stock options issued by the Company are exercisable at a future time as specified by the Company and generally expire from five to ten years from the date of grant. The exercise price of stock options may not be less than the fair market value of the common stock at the date of grant.
                        Restricted stock awards have also been granted under the
                plan. These awards are without cost to the grantee and are accompanied by a cash award at the time of vesting sufficient to offset the expected Federal, state and local ordinary income taxes of participants resulting from the vesting of awards under the plan. Of the 212,600 shares awarded, 90,418 shares have been forfeited while the remaining shares have all vested, including 12,264 in 1994.
                        As of September 30, 1994, 30,782 shares were available
                for future grants under the 1987 Stock Incentive Plan.
                        The following summarizes the transactions pursuant to
                the Company's 1987 Stock Incentive Plan for the three-year period ended September 30, 1994:

                Option Price
                                                                          Shares         Per Share ($)
                               -----------------------------------------------------------------------
                Options outstanding at September 30, 1991:               122,000         9.75 to 10.82
                   Granted                                                     -
                   Exercised                                             (22,002)        9.75 to 10.82
                   Forfeited                                              (4,000)                10.82
                                                                         -------
                Options outstanding at September 30, 1992:                95,998         9.75 to 10.82
                   Granted                                                66,900        36.13 to 43.75
                   Exercised                                             (44,184)                10.82
                   Forfeited                                             (10,064)       10.82 to 36.13
                                                                         -------
                Options outstanding at September 30, 1993:               108,650         9.75 to 43.75
                   Granted                                                74,000                 50.50
                   Exercised                                             (16,024)       10.82 to 36.13
                   Forfeited                                              (2,800)       36.13 to 50.50
                                                                         -------
                Options outstanding at September 30, 1994:               163,826         9.75 to 50.50
                                                                         =======
                Exercisable options at September 30, 1994:                49,782         9.75 to 43.75


                1990 Stock Option Agreement

                In July 1990, the Company granted one employee two options to purchase an aggregate of 80,000 shares of common stock with exercise prices of $10.89 to $16.00. One-third of the shares subject to each option vested and became exercisable on each of the first, second and third anniversaries of the agreement. These options are now all exercisable and expire five years from the grant date. In July 1991, one of the options was amended to change the option price from $16.00 to $11.50. In May, 1994, options to purchase 30,000 shares were exercised at an option price of $11.50 per share. As of September 30, 1994, options to purchase 50,000 shares at $10.89 per share are outstanding.

                1991 Stock Option Plan for Non-Employee Directors

                In January 1992, stockholders approved the 1991 Stock Option Plan for Non-Employee Directors, authorizing the granting of options for a maximum of 50,000 shares. The option price per
                share is equal to the fair market value of the common   stock
                on the date of grant. The term of each option is five years, and options become exercisable one year after the date of grant.

                        The following summarizes the transactions pursuant to
                the Company's 1991 Stock Option Plan for Non-Employee Directors
                for the three-year period ended September 30, 1994:
                                                                                            Option Price
                                                                           Shares           Per Share ($)
                                                ---------------------------------------------------------
                Options outstanding at September 30, 1991:                 32,000                 11.19
                   Granted                                                  3,200                 15.69
                   Exercised                                                   -
                   Forfeited                                                   -
                                                                          ------

                Options outstanding at September 30, 1992:                35,200         11.19 to 15.69
                   Granted                                                 3,200                  37.75
                   Exercised                                                   -
                   Forfeited                                                   -
                                                                          ------

                Options outstanding at September 30, 1993:                38,400         11.19 to 37.75
                   Granted                                                 4,000                  48.50
                   Exercised                                              (8,400)        11.19 to 15.69
                   Forfeited                                                (400)                 37.75
                                                                          ------

                Options outstanding at September 30, 1994:                33,600         11.19 to 48.50
                                                                          ======
                Exercisable options at September 30, 1994:                29,600         11.19 to 37.75


                The XTRACorporation Deferred Director Fee Option Plan
                In January 1994, stockholders approved the Deferred
                Director Fee Option Plan. Under the terms of the Plan, a non-employee director may elect to receive, in lieu of his annual retainer fee and/or board and committee meeting fees (the "fees"), a non-qualified stock option covering an amount of shares determined by dividing the fees by 50% of the fair market value of the shares at the time the options are awarded. At September 30, 1994 there were outstanding options to purchase 1,484 shares of common stock at an option price of $24.25.

(10) Preferred Stock
                $1.9375 Series B Cumulative Convertible Preferred Stock
                On December 29, 1992, the Company issued 3,604,150 shares of its Common Stock $.50 par value per share, upon conversion of 2,494,222 shares of its $1.9375 Series B Cumulative Convertible Preferred Stock. A total of 3,778 shares of Series B Cumulative Convertible Preferred Stock were not converted and were redeemed. Also, 5,458 shares of Common Stock, which would have been issued had these 3,778 shares of Series B Cumulative Convertible Preferred Stock been converted, were sold to a standby underwriter. As a result of the above transactions, a total of 3,609,608 new shares of Common Stock were issued pursuant to the Company's call for redemption which expired on December 28, 1992.

                Series C Cumulative Redeemable Exchangeable Preferred Stock
                In connection with the acquisition of the Strick Lease business (see Note 2), the Company issued 300 shares of Series C Cumulative Redeemable Exchangeable Preferred Stock with a $30 million redemption value, a dividend rate of 10% and a final maturity date of five years. On October 1, 1993, the Company exchanged the outstanding shares for subordinated debt with a coupon of 10% (see Note 4). This subordinated debt was redeemed September 30, 1994.

(11) Disclosures about Fair Value of Financial Instruments
                The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

                Cash and Short-term Investments
                The carrying amount approximates fair value because of the short maturity of those instruments.

                Long-term Debt and Redeemable Exchangeable Preferred Stock The fair value of the Company's fixed rate long-term debt and redeemable exchangeable preferred stock is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The fair value of the Company's floating rate debt is its carrying amount.

                Interest Rate Swap Agreements
                The fair value of interest rate swaps (used for hedging purposes) is the estimated amount that the Company would pay to terminate the swap agreements taking into account interest rates and the credit-worthiness of the swap counterparties.

                    The carrying amounts and estimated fair values of the
                Company's financial instruments are as follows:
                For the two years ended September 30, 1994                            Carrying              Fair
                (Thousands of dollars)                                                  Amount             Value
                                                         -------------------------------------------------------
                1993
                Cash and short-term investments                                       $15,725           $15,725
                Long-term debt                                                       (359,130)         (373,887)
                Redeemable exchangeable preferred stock                               (30,000)          (31,364)
                Interest rate swaps                                                         -            (6,328)

                1994
                Cash and short-term investments                                       $44,444           $44,444
                Long-term debt                                                       (434,561)         (433,500)
                Interest rate swaps                                                         -            (1,494)


(12) Selected Financial Data of Significant Subsidiaries

                Effective September 1, 1994, the Company changed its corporate structure by establishing a new holding company, XTRA Missouri, Inc., as an intermediate subsidiary between XTRA Corporation and XTRA, Inc. The condensed consolidated data for XTRA
                Missouri, Inc., a wholly-owned subsidiary of XTRACorporation included in the consolidated financial information of the Company is summarized below:

                                             XTRA Missouri, Inc.
                                             and Subsidiaries

                For the year ended September 30, 1994
                (Thousands of dollars)                                                                   1994
                                                ------------------------------------------------------------------------------
                Income Statement Data
                Revenues                                                                               $  355,286
                Income before provision for income taxes                                                   98,390
                Net income                                                                                 57,565

                Selected Balance Sheet Data
                Current assets                                                                         $  110,975
                Net property and equipment                                                                845,677
                Non-current assets                                                                         48,247
                                                                                                       ----------
                      Total assets                                                                     $1,004,899
                                                                                                       ==========
                Current liabilities                                                                    $  115,348
                Long-term debt, less current portion                                                      394,719
                Deferred income taxes                                                                     165,667
                                                                                                       ----------
                      Total liabilities                                                                   675,734
                                                                                                       ----------
                Stockholders' equity                                                                      329,165
                                                                                                       ----------
                      Total liabilities and stockholders' equity                                       $1,004,899
                                                                                                       ==========

                        XTRA Missouri, Inc. and its consolidated subsidiaries
                accounted for substantially all of XTRA Corporation's consolidated assets, revenues and net income in fiscal 1994.



                        The condensed consolidated data for XTRA, Inc. a
                wholly-owned subsidiary of XTRA Missouri, Inc. included in the consolidated financial information of the Company is summarized below:

                                                    XTRA, Inc.
                                                and Subsidiaries For

                the three years ended September 30, 1994
                (Thousands of dollars)                            1992             1993              1994
                                                ------------------------------------------------------------------------------
                Income Statement Data
                Revenues                                          $202,568          $329,217       $   355,284
                Income before provision for income taxes            44,280            72,360            98,382
                Net income                                          27,010            37,811            57,557

                Selected Balance Sheet Data
                Current assets                                    $ 49,615          $ 70,024       $   111,013
                Net property and equipment                         469,880           741,703           842,825
                Non-current assets                                  15,749            46,540            48,247
                                                                  --------          --------        ----------
                     Total assets                                 $535,244          $858,267       $ 1,002,085
                                                                  ========          ========       ===========

                Current liabilities                               $ 66,207          $ 84,001       $   115,354
                Long-term debt, less current portion               203,042           323,030           394,719
                Deferred income taxes                               75,335           141,960           165,667
                                                                  --------          --------        ----------
                     Total liabilities                             344,584           548,991           675,740
                                                                  --------          --------        ----------
                Stockholders' equity                               190,660           309,276           326,345
                                                                  --------          --------        ----------
                     Total liabilities and stockholders' equity   $535,244          $858,267        $1,002,085
                                                                  ========          ========        ==========


Schedule V                                      XTRA Corporation
Property and Equipment                          and Subsidiaries
                                                                                                           Other
                                                               Balance at                                 Changes        Balance
             For the three years ended September 30, 1994      Beginning    Additions    Retirements        Add           at End
             (Thousands of dollars)                             of Year      at Cost(1)   or Sales     (Deduct)(2)       of Year
             ---------------------------------------------------------------------------------------------------------------------
             1992
             Revenue equipment
             Over-the-road trailers                            $270,530     $  20,666    $  8,668       $    (761)      $  281,767
             Storage trailers                                    47,016            21       3,498            (669)          42,870
             Intermodal trailers                                341,978        14,507      46,773            (601)         309,111
             Chassis                                             48,819             -         365            (611)          47,843
             Containers                                          75,469             -         342            (176)          74,951
                                                             ----------      --------     -------        --------       ----------
                                                                783,812        35,194      59,646          (2,818)         756,542

             Other property and equipment                        30,976         1,464         293             164           32,311
                                                             ----------      --------     -------        --------       ----------
                   Total                                       $814,788     $  36,658     $59,939        $ (2,654)      $  788,853
                                                             ==========     =========     =======        ========       ==========
             1993
             Revenue equipment
             Over-the-road trailers                            $281,767      $272,455     $11,889        $ (7,995)      $  534,338
             Storage trailers                                    42,870         8,171       3,472            (105)          47,464
             Intermodal trailers                                309,111        56,412      22,611           2,593          345,505
             Chassis                                             47,843        31,687         741            (442)          78,347
             Containers                                          74,951         2,692         324              (3)          77,316
                                                             ----------      --------     -------        --------       ----------
                                                                756,542       371,417      39,037          (5,952)       1,082,970

             Other property and equipment                        32,311        19,757         678          (1,178)          50,212
                                                             ----------      --------     -------        --------       ----------
                   Total                                       $788,853      $391,174     $39,715        $ (7,130)      $1,133,182
                                                             ==========      ========     =======        ========       ==========
             1994
             Revenue equipment
             Over-the-road trailers                            $534,338      $148,183     $18,245        $(15,088)      $  649,188
             Storage trailers                                    47,464         3,229       4,371           5,436           51,758
             Intermodal trailers                                345,505        74,553      40,736         (22,813)         356,509
             Chassis                                             78,347        12,067         744            (645)          89,025
             Containers                                          77,316             -         618               7           76,705
                                                             ----------      --------     -------        --------       ----------
                                                              1,082,970       238,032      64,714         (33,103)       1,223,185

             Other property and equipment                        50,212         6,919       6,642             (22)          50,467
                                                             ----------      --------     -------        --------       ----------
                   Total                                     $1,133,182      $244,951     $71,356        $(33,125)      $1,273,652
                                                             ==========      ========     =======        =========      ==========

             (1) 1993 additions at cost include the acquisition of Strick Lease.
             (2) Principally the effect of transfers to lease contracts receivable, the effect of Statement of Financial
                 Accounting Standards No. 52, "Foreign Currency Translation" and other reclassifications.

Schedule VI                                     XTRA Corporation
Accumulated Depreciation of                     and Subsidiaries
Property and Equipment
                                                                          Additions                     Other
                                                           Balance at     Charged to                   Changes        Balance
            For the three years ended September 30, 1994    Beginning     Operating    Retirements       Add          at End
            (thousands of dollars)                           of Year       Expenses     or Sales      (Deduct)(1)     of Year
                                                    ------------------------------------------------------------------------------
            1992
            Revenue equipment
            Over-the-road trailers                          $  90,012     $  18,754     $  5,090       $  (1,155)      $102,521
            Storage trailers                                   27,083         2,024        2,478            (353)        26,276
            Intermodal trailers                               158,538        28,298       39,440             941        148,337
            Chassis                                             9,367         2,596          282            (531)        11,150
            Containers                                         14,280         5,031          140            (117)        19,054
                                                             --------      --------      -------        --------       --------
                                                              299,280        56,703       47,430          (1,215)       307,338

            Other property and equipment                        9,909         1,810          193             109         11,635
                                                             --------      --------      -------        --------       --------
                  Total                                      $309,189     $  58,513      $47,623        $ (1,106)      $318,973
                                                             ========     =========      =======        ========       ========
            1993
            Revenue equipment
            Over-the-road trailers                           $102,521     $  49,139     $  5,083       $   1,139       $147,716
            Storage trailers                                   26,276         3,853        1,640             (44)        28,445
            Intermodal trailers                               148,337        29,931       18,082            (437)       159,749
            Chassis                                            11,150         5,711          287              (2)        16,572
            Containers                                         19,054         5,435           86              (3)        24,400
                                                             --------      --------      -------        --------       --------
                                                              307,338        94,069       25,178             653        376,882

            Other property and equipment                       11,635         2,487          140             615         14,597
                                                             --------      --------      -------        --------       --------
                  Total                                      $318,973     $  96,556      $25,318        $  1,268       $391,479
                                                             ========     =========      =======        ========       ========
            1994
            Revenue equipment
            Over-the-road trailers                           $147,716     $  52,014      $ 7,061       $  (9,184)      $183,485
            Storage trailers                                   28,445         3,109        2,469           4,193         33,278
            Intermodal trailers                               159,749        31,201       36,078          (8,521)       146,351
            Chassis                                            16,572         5,958          243            (633)        21,654
            Containers                                         24,400         5,262          196             109         29,575
                                                             --------      --------      -------        --------       --------
                                                              376,882        97,544       46,047         (14,036)       414,343

            Other property and equipment                       14,597         2,872        3,818             (19)        13,632
                                                             --------      --------      -------        --------       --------
                  Total                                      $391,479      $100,416      $49,865        $(14,055)      $427,975
                                                             ========      ========      =======        ========       ========

            (1) Principally the effect of transfers to lease contracts receivable, the effect of Statement of Financial Accounting
                Standards No. 52, "Foreign Currency Translation" and other reclassifications.


Schedule VIII - Reserves                        XTRA Corporation
                                                and Subsidiaries
                                                                     Additions
                                                    Balance at      Charged to     Additions                               Balance
   For the three years ended September 30, 1994      Beginning       Operating     Charged to                              at End
   (Thousands of dollars)                              of Year        Expenses       Revenues    Deductions(1)   Other(2)  of Year
                                           ----------------------------------------------------------------------------------------
   Allowance for doubtful accounts
               1992                                     $4,209        $2,550         $410        $2,160               -     $ 5,009
                                                        ======        ======         ====        ======          ======     =======

               1993                                     $5,009        $4,971         $588        $3,829          $2,862     $ 9,601
                                                        ======        ======         ====        ======          ======     =======

               1994                                     $9,601        $4,212         $224        $3,102               -     $10,935
                                                        ======        ======         ====        ======          ======     =======

               (1) Amounts charged against reserves, net of recoveries.
               (2) Includes principally the addition of reserves for accounts receivable related to the StrickLease acquisition which occurred in October, 1992.

Report of Independent Public Accountants


                To the Stockholders of XTRA Corporation:


                We have audited the accompanying consolidated balance sheets of XTRA Corporation (a Delaware corporation) and subsidiaries as of September 30, 1993 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1994. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
                        We conducted our audits in accordance with generally
                accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
                        In our opinion, the financial statements referred to
                above present fairly, in all material respects, the financial position of XTRA Corporation and subsidiaries as of September 30, 1993 and 1994, and the results of their operations and their cash flows for each of the three years in the period ending September 30, 1994, in conformity with generally accepted accounting principles.
                        Our audits were made for the purpose of forming an
                opinion on the basic financial statements taken as a whole.
                The schedules listed in the index to financial statements are presented for purposes of complying with the Securities and Exchange Commission's rules and are not a required part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



                ARTHUR ANDERSEN LLP

                Boston, Massachusetts
                November 16, 1994