Form 10-K, Exhibit 13
period 1995-09-30
XTRA CORP /DE/
filed 1995-12-14
CIK 217591

                                                                    Exhibit 13.1

Five Year Selected Financial Data



               Year ended September 30
               (Millions of dollars except
               per share amounts)                                       1991       1992        1993         1994         1995
                                                                   --------------------------------------------------------------
               Revenues                                             $   208.9   $   202.6   $   329.2     $   355.3   $   377.7

               Cash provided from operations                            102.8       127.4       196.4         233.4       237.5

               Income before income taxes                                28.1        44.3        72.4          98.4        98.0

               Net income                                                17.1        27.0        37.8(2)       57.6        57.3

               Per Share Information
               Fully diluted earnings per common share              $    1.00   $    1.75   $    2.09(2)   $   3.38   $    3.39

               Dividends declared per common share                  $     .36   $     .39   $     .46      $    .54   $     .62

               Financial Position
               Capital expenditures (including value of
                  equipment acquired under operating leases)(1)     $     6.3   $    37.1   $   409.6     $   235.9   $   698.9

               Total assets                                             581.4       535.2       858.0       1,004.9     1,523.0

               Total debt and redeemable preferred stock                321.8       241.4       388.3         443.8       897.5

               Total stockholders' equity                               172.8       190.7       280.3         330.5       358.8

         (1) Includes capital expenditures purchased as a result of acquisitions. See Note 2 of the Notes to Consolidated Financial Statements.

         (2) Includes the effect of the Revenue Reconciliation Bill of 1993. See Note 5 of the Notes to Consolidated Financial Statements.


                                      31