Form 10-K, Exhibit 13
period 1995-09-30
XTRA CORP /DE/
filed 1995-12-14
CIK 217591

                                                                   Exhibit 13.2

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three Years Ended September 30, 1995
(Not covered by Report of Independent Public Accountants)

               XTRA Corporation leases, primarily on an operating basis, freight transportation equipment including over-the-road trailers, marine containers, intermodal trailers, chassis, domestic containers and older trailers for mobile storage use. XTRA's equipment utilization and lease rates, and hence profitability, are directly impacted by the level of economic activity in North America, world trade activity, the supply of and demand for available equipment, the actions of its competitors and other factors in the freight transportation industry. The discussion and data below are presented on a consolidated basis.

                  The Company's pretax profits have been cyclical, principally due to the variability of the Company's revenues and the high percentage of fixed costs. To moderate this cyclicality, the Company maintains a balance between the amount of equipment leased on a per diem and term basis and maintains an appropriate mix of various types of freight transportation equipment available for lease. The June 1995 acquisition of marine containers from Matson Leasing Company, Inc. (Matson), in addition to providing a further diversification of its customer base, has reduced XTRA's dependence on levels of transportation activity within North America. Although the marine container business is international, substantially all transactions are denominated in U.S. dollars. This discussion includes the marine container operating results for the three months ended September 30, 1995 and accordingly, the results for the year ended September 30, 1995 may not be comparable to the year ended September 30, 1994 and the results described may not be indicative of future results.

                  The Company also maintains a high proportion of its debt at fixed rates to reduce the impact of fluctuations in interest rates. The Matson acquisition, initially financed with floating rate debt, resulted in a slightly higher than target percentage of floating rate debt at September 30, 1995 of 37%, as compared to 14% at September 30, 1994.

               Revenues

               Revenues are a function of lease rates and working units; the latter depends on fleet size and equipment utilization. Revenues increased by 8% from $329 million in 1993 to $355 million in 1994, due mainly to increased overall equipment utilization as a result of improving economic conditions. The increase in working units was partially attributable to several non-recurring events in 1994 including the Teamster's strike against major less-than-truckload carriers in April 1994 and severe winter weather conditions. These conditions resulted in the dislocations of freight transportation equipment and increased demand for leased equipment.

                  Revenues increased by 6% or $22 million in 1995 primarily due to the acquisition of the marine container business as well as an increase in over-the-road working units as a result of a larger fleet size and an increase in average lease rates. Partially offsetting the increase in fiscal 1995 revenues was a decrease in revenues derived from intermodal trailers due to reduced demand attributable to the softening domestic economy, an increased supply of equipment, and shifting traffic trends in the industry. Beginning in the second quarter of fiscal 1995, as a result of decreased levels of domestic freight, truckers began competing more aggressively, thus diverting some intermodal freight to over-the-road. In addition, the peso devaluation which began in December 1994, has caused a severe reduction in the southbound traffic into Mexico. Responding to the decreased demand for intermodal equipment, the Company has accelerated the disposition of older intermodal equipment, resulting in increased gains on sales in 1995.

                  The following table sets forth, for the Company, average
               utilization (dollar weighted by investment in each type of equipment) and average fleet size in units (including units leased in under operating leases) during the last three years.

               Year ended September 30                                           1993           1994           1995
                                                        ---------------------------------------------------------------
                  Utilization                                                      89%            92%            86%
                  Units (in thousands)                                            125            123            160

                  Utilization, which is the ratio of revenue-earning units to the total fleet, is derived from billing information, usage reports and other information from customers, assumptions based on historical experience and equipment inventories taken at Company depots, and is an approximation. Equipment utilization is directly affected by the supply of available equipment, the volume of domestic freight shipments (particularly in the automotive and construction industries), and the volume of international freight shipments.

               Operating Expenses

                  In 1994, depreciation expense increased 4% or $3 million
               primarily due to an increase in the owned fleet partially resulting from the purchase of previously leased-in equipment. In 1995, depreciation expense increased 18% or $18 million due to an increase in average fleet size which included the effect of the Matson acquisition in the fourth quarter.

                  Rental equipment lease financing decreased 52% or $8 million in 1994 and 76% or $5 million in 1995 primarily due to the purchase of equipment previously leased-in.

                  Rental equipment operating expense increased 12% or $10
               million in 1994 primarily due to higher repair and maintenance, tire and facility costs related to higher equipment utilization as well as a larger working fleet. In 1995, lower operating expenses for over-the-road trailer and intermodal related rental equipment were mostly offset by operating expenses related to the addition of the marine container business.

                  Selling and administrative expenses decreased 2% or $1 million in 1994 primarily due to cost savings realized from completing the integration of the Strick Lease business which was acquired in 1993 (see Note 2 of the Notes to Consolidated Financial Statements). In 1995, selling and administrative expenses increased 14% or $4 million principally due to the marine container business and increased costs related to the development and implementation of management information systems.

               Interest Expense

               Interest expense is a function of the amount of average net debt outstanding (long-term debt less cash) and average interest rates. The following table shows total average net debt outstanding and interest expense as a percentage of total average net debt outstanding.

               Year ended September 30                                             1993           1994          1995
                                                        ----------------------------------------------------------------
               Average net debt outstanding (millions of dollars)                  $443           $375          $518
               Interest expense as a percentage of average net debt outstanding     8.8%           9.1%          8.0%


                  Interest expense decreased by 13% or $5 million in 1994
               primarily due to a decrease in average net debt outstanding. In 1995, interest expense increased 22% or $8 million due to an increase in average net debt outstanding partially offset by a decrease in the average effective interest rate.

               Income Before Provision for Income Taxes

               Pretax earnings increased 36% or $26 million in 1994 due primarily to higher equipment utilization as well as reduced interest expense. In 1995, pretax earnings remained relatively unchanged despite lower utilization. Increased profitability resulting from the marine containers operations acquired late in the year as well as a larger working fleet of over-the-road trailers was offset by decreased demand for intermodal trailers and increased operating expenses.

               Provision for Income Taxes

               The Company's effective income tax rate was approximately 48% in fiscal 1993. In August, 1993, the Revenue Reconciliation Bill of 1993 raised the corporate tax rate from 34% to 35% effective January 1, 1993. Statement of Financial Accounting Standards No. 109 ("SFAS 109") requires adjusting deferred tax liabilities and assets to reflect the higher rate. Accordingly, the Company recorded, in 1993, an additional tax expense of approximately $5 million or $.31 per share, related to prior year's accumulated deferred income tax assets and liabilities. Absent the required adjustment for prior years, the effective income tax rate for 1993 would have been approximately 41%. The Company's effective income tax rate was approximately 42% in fiscal years 1994 and 1995.

                  For additional information regarding the provision for income taxes, see Notes 1 and 5 of the Notes to Consolidated Financial Statements.

               FINANCIAL LIQUIDITY AND CAPITAL RESOURCES

               Significant capital investment is required by the Company's leasing operations, not only for growth but also for replacement of units retired from service. However, during periods of slower economic growth, capital expenditures may be curtailed until demand for transportation equipment increases.

                  The following table sets forth capital expenditures by
               equipment type, including units acquired by acquisition, units purchased and units leased-in from third parties under operating leases. The Company's committed capital expenditures for 1996 are estimated as of November 15, 1995.

               (Millions of dollars)                              1993           1994           1995          1996
                                                        ---------------------------------------------------------------
               Over-the-road trailers                             $294           $151           $204         $  55
               Marine containers                                     -              -            379            36
               Intermodal trailers                                  59             70             50             -
               Chassis                                              34              8             46            24
               Domestic containers                                   3              -              -             -
               Other                                                20              7             20             -
                                                                  ----           ----           ----          ----
                    Total                                         $410           $236           $699          $115
                                                                  ====           ====           ====          ====

                  The Company recognizes the importance of managing capital
               spending as essential to maintaining the quality of its fleet. The Company grows its fleet by acquiring other leasing companies and by purchasing new and used equipment. Capital expenditures for 1993 were $410 million, reflecting primarily equipment acquired in the Strick Lease acquisition. In 1994, capital expenditures were $236 million, including $46 million of equipment acquired in three separate acquisitions. Responding to the strong demand for its products in 1994 and continuing into mid-1995, expenditures in 1995 increased to $699 million, including $360 million paid to acquire the marine container fleet.

                  As of November 15, 1995, XTRA's committed capital expenditures for 1996 amounted to $115 million. The Company may increase capital spending in 1996 as conditions warrant. Given current conditions, it is unlikely that spending for new equipment will approach the 1995 levels for new equipment.

                  Although some level of future capital spending can be financed internally, the ability to fund expenditures above that level will depend upon the availability of external financing.

                  During the three years ended September 30, 1995, the Company generated $667 million of cash flow from operations and raised $63 million from the sale of common stock. During this same period, XTRA invested $1.3 billion in property and equipment including acquisitions, paid dividends of $30 million, repurchased $20 million of common stock and increased net debt (debt less cash) outstanding by $659 million.

                  In addition to cash flow from operations, XTRA generally has available to it a variety of external means to finance future growth of its leasing equipment fleet. The Company's external financing options include a combination of a revolving credit agreement, medium-term and long-term borrowings in the public debt market, intermediate term bank loans, long-term financing from banks, institutional investors and lease financing. The Company has registered with the Securities and Exchange Commission $500 million of securities consisting of Preferred Stock and Common Stock of the Company and Senior and Subordinated Debt Securities of its subsidiary XTRA, Inc., fully and unconditionally guaranteed by XTRA Corporation and XTRA Missouri, Inc. (see Note 4 of Notes to Consolidated Financial Statements). As of November 15, 1995, XTRA Inc. has $165 million available for future issuance under its Shelf Registration. The Company's access to external financing will depend upon prevailing market conditions and the Company's credit ratings. There can be no assurance that the Company will be able to borrow funds in those markets at attractive rates or with covenants that are not more restrictive than the Company's current debt covenants. The Company also has potential access to external funds through the issuance of capital stock. XTRA deems its sources of financing adequate to meet projected needs.

                  In connection with the acquisition of Matson in June 1995, the
               Company's two revolving credit agreements were replaced with a $590 million term loan and revolving credit agreement with an expanded bank group. The Company used approximately $160 million of the new revolver commitments to replace the borrowings committed under the previous revolving credit agreement and approximately $360 million to finance the acquisition. As of November 16, 1995 the Company had $88 million of unused credit available under its $300 million Revolving Credit Agreement.

                  The Company's source of funds for the payment of dividends on its capital stock are advances and dividends from its direct and indirect wholly-owned subsidiaries, including XTRA Missouri, Inc. and XTRA, Inc. The primary sources of funds for XTRA, Inc. are cash flows from operations, advances from its subsidiaries and external financing. Several of the Company's loan agreements contain covenants that restrict the payment of dividends by the Company. In addition, certain loan agreements contain covenants that restrict advances to and the payment of dividends to the Company by its subsidiaries, including XTRA Missouri, Inc. and XTRA, Inc. Under the most restrictive provisions of the Company's loan agreements, the amount of cash dividends which could be paid on the Company's capital stock was limited to $82 million at September 30, 1995. For additional information regarding long-term debt, see Note 4 of the Notes to Consolidated Financial Statements.

                  In January 1995, the Company authorized the repurchase of up to $100 million of XTRA's common stock. The timing of the repurchases, which could occur over an extended period of time, will depend on price, market conditions and other factors. As of November 15, 1995, the Company had repurchased $31 million of common stock under this authorization.