Form 10-K, Exhibit 13
period 1995-09-30
XTRA CORP /DE/
filed 1995-12-14
CIK 217591


                                                                   Exhibit 13.3

Index to Financial Statements

(Information required by Part II, Items 7 and 8 and Part IV, Item 14 of Form
10-K)

XTRA Corporation and Subsidiaries Consolidated Financial Statements
                                               ----------------------------------------------

               Financial Statements                                                                             Page
               Consolidated balance sheets - September 30, 1994 and 1995                                         37
               Consolidated income statements for the three years ended September 30, 1995                       38
               Consolidated statements of cash flows for the three years ended September 30, 1995                39
               Unaudited quarterly condensed consolidated income statements for the years
                 ended September 30, 1994 and 1995                                                               40
               Consolidated statements of stockholders' equity for the three years ended September 30, 1995      41
               Notes to consolidated financial statements                                                        42
               Report of independent public accountants                                                          53



Consolidated                                XTRA Corporation
Balance Sheets                              and Subsidiaries

               September 30, 1994 and 1995
               (Millions of dollars except per share and share amounts)                          1994          1995
                                                        ----------------------------------------------------------------
Assets
               Cash                                                                           $   43.2     $    6.3
               Trade receivables, net                                                             54.0         62.3
               Lease contracts receivable                                                         41.3         35.3

               Property and equipment at cost
               Revenue equipment                                                               1,223.2      1,812.1
               Land, buildings and other                                                          50.5         66.5
                                                                                              --------     --------
                                                                                               1,273.7      1,878.6
               Less-Accumulated depreciation                                                    (428.0)      (480.3)
                                                                                              --------     --------
                      Net property and equipment                                                 845.7      1,398.3
                                                                                              --------     --------
               Other assets                                                                       20.7         20.8
                                                                                              --------     --------
                                                                                              $1,004.9     $1,523.0
                                                                                              ========     ========
Liabilities and Stockholders' Equity

               Liabilities
               Accounts payable                                                               $    5.4     $    7.5
               Accrued interest expense                                                            5.6         11.1
               Other accrued expenses                                                             53.9         54.4
               Long-term debt, including current portion                                         443.8        897.5
               Deferred income taxes                                                             165.7        193.7
                                                                                              --------     --------
                      Total liabilities                                                          674.4      1,164.2

               Commitments and contingencies (Note 6)

               Stockholders' equity
               Preferred Stock, without par value; total authorized: 3,000,000 shares Common Stock, par value $.50 per share; authorized:
                  30,000,000 shares; issued and outstanding:
                  16,939,616 shares at September 30, 1994;
                  16,568,801 shares at September 30, 1995                                          8.4          8.3
               Capital in excess of par value                                                    125.4        107.6
               Retained earnings                                                                 196.6        243.4
               Cumulative translation adjustment                                                    .1          (.5)
                                                                                              --------     --------
                      Total stockholders' equity                                                 330.5        358.8
                                                                                              --------     --------
                                                                                              $1,004.9     $1,523.0
                                                                                              ========     ========


               The accompanying notes are an integral part of these consolidated financial statements.

Consolidated                                XTRA Corporation
Income Statements                           and Subsidiaries

               For the three years ended September 30, 1995
               (Millions of dollars except per share amounts)                      1993          1994          1995
                                                          -------------------------------------------------------------
               Revenues                                                          $329.2         $355.3       $377.7

               Operating expenses

               Depreciation on rental equipment                                    94.1           97.6        115.4
               Rental equipment lease financing                                    14.5            7.0          1.7
               Rental equipment operating expense                                  77.6           87.3         85.9
               Selling and administrative expense                                  31.8           31.1         35.3
                                                                                 ------         -------      ------
                                                                                  218.0          223.0        238.3

                  Operating income                                                111.2          132.3        139.4

               Interest expense                                                    38.8           33.9         41.4
                                                                                 ------         -------      ------
                  Income before provision for income taxes                         72.4           98.4         98.0

               Provision for income taxes                                          34.6           40.8         40.7
                                                                                 ------         -------      ------
                  Net income                                                       37.8           57.6         57.3

               Dividends on and accretion of issuance costs of Series C
                  Cumulative Redeemable Exchangeable Preferred Stock
                  and dividends on Series B Preferred Stock                        (4.7)          --           --
                                                                                 ------         -------      ------
                  Net income available to common stockholders                    $ 33.1         $ 57.6       $ 57.3
                                                                                 ======         =======      ======

               Earnings per common share:

                  Primary                                                        $  2.16        $ 3.38       $ 3.39

                  Fully diluted                                                  $  2.09        $ 3.38       $ 3.39


               Weighted average number of common and common equivalent shares outstanding (in thousands):

                  Primary                                                        15,329         17,021       16,925

                  Fully diluted                                                  16,242         17,027       16,925


               The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of                  XTRA Corporation
Cash Flows                                  and Subsidiaries

               For the three years ended September 30, 1995
               (Millions of dollars)                                                     1993             1994             1995
                                                        -----------------------------------------------------------------------
               Cash flows from operations
               Net income                                                              $ 37.8           $ 57.6           $ 57.3
               Add non-cash income and expense items:
                  Depreciation and amortization, net                                     93.9             99.2            110.6
                  Deferred income taxes, net                                             18.3             20.6             30.3
                  Bad debt expense                                                        5.0              4.2              4.2
               Add other cash items:
                  Net change in receivables, other assets,
                    payables and accrued expenses                                         1.4             11.8            (12.2)
                  Cash receipts on lease contracts receivable                            25.6             18.5             19.2
                  Recovery of property and equipment net book value                      14.4             21.5             28.1
                                                                                       ------           ------           ------
                      Total cash provided from operations                               196.4            233.4            237.5
                                                                                       ------           ------           ------

               Cash used for investment activities
               Additions to property and equipment                                      (50.5)          (245.0)(2)       (339.2)
               Purchase of Strick Lease                                                (110.5)(1)         --               --
               Acquisition of certain net assets of Matson Leasing Co., Inc.             --               --             (357.5)
                                                                                       ------           ------           ------
                      Total cash used for investment activities                        (161.0)          (245.0)          (696.7)
                                                                                       ------           ------           ------

               Cash flows from financing activities
               Borrowings of long-term debt                                             164.3            131.8(3)         492.2
               Payments of long-term debt                                              (281.4)           (76.9)           (41.5)
               Net proceeds from issuance of Common Stock                                63.1             --               --
               Net proceeds from issuance of Series C Preferred Stock                    28.3             --               --
               Net proceeds from exercise of stock options                               --               --                2.1
               Repurchase of Common Stock                                                --               --              (20.0)
               Dividends paid                                                           (10.5)            (9.1)           (10.5)
                                                                                       ------           ------           ------
                      Total cash (used for)/provided by for financing activities        (36.2)            45.8            422.3
                                                                                       ------           ------           ------

               Net increase (decrease) in cash                                            (.8)            34.2            (36.9)
               Cash at beginning of year                                                  9.8              9.0             43.2
                                                                                       ------           ------           ------
               Cash at end of year                                                     $  9.0           $ 43.2           $  6.3
                                                                                       ======           ======           ======

               Total interest paid                                                     $ 34.5           $ 31.6           $ 34.8
               Total income taxes paid (net of refunds)                                $ 15.0           $ 15.6           $ 16.8

               (1)Does not include $235.9 million of Strick Lease debt assumed.

               (2)Includes certain acquisitions completed in 1994. See Note 2 of the Notes to Consolidated Financial Statements.

               (3)See Note 4 of the Notes to Consolidated Financial Statements.

               The accompanying notes are an integral part of these consolidated financial statements.

Unaudited Quarterly                         XTRA Corporation
Condensed Consolidated                      and Subsidiaries
Income Statements

               For the four quarters ended September 30, 1994 and 1995     First        Second          Third        Fourth
               (Millions of dollars except per share amounts)            Quarter       Quarter        Quarter       Quarter
                                                        ------------------------------------------------------------------------
               1994
               Revenues                                                    $88.5         $82.8          $90.0        $ 94.0
               Expenses(1)                                                  61.6          61.8           65.1          68.4
                                                                           -----         -----          -----        ------
               Income before income taxes                                   26.9          21.0           24.9          25.6
               Provision for income taxes                                   11.2           8.7           10.3          10.6
                                                                           -----         -----          -----        ------
                    Net income                                             $15.7         $12.3          $14.6        $ 15.0
                                                                           =====         =====          =====        ======

               Earnings per common share (primary and fully diluted)       $ .93         $ .72          $ .86        $  .88

               Weighted average number of fully diluted common
                   shares outstanding (in thousands)                      17,013        17,015         17,024        17,041

               1995
               Revenues                                                    $96.3         $87.1          $86.2        $108.1
               Expenses(1)                                                  63.6          63.8           66.1          86.2
                                                                           -----         -----          -----        ------
               Income before income taxes                                   32.7          23.3           20.1          21.9
               Provision for income taxes                                   13.6           9.7            8.3           9.1
                                                                           -----         -----          -----        ------
                    Net income                                             $19.1         $13.6          $11.8        $ 12.8
                                                                           =====         =====          =====        ======

               Earnings per common share (primary and fully diluted)       $1.12         $ .80          $ .70        $  .76

               Weighted average number of fully diluted common
                   shares outstanding (in thousands)                      17,034        17,041         16,860        16,766

               (1) Includes operating and interest expenses.

Consolidated Statements of                  XTRA Corporation
Stockholders' Equity                        and Subsidiaries

                                                                 Cumulative       Common   Capital in
                                                                Convertible        Stock       Excess     Retained   Cumulative
               For the three years ended September 30, 1995       Preferred     $.50 Par       of Par     Earnings  Translation
               (Millions of dollars)                                  Stock        Value        Value     (Note 4)   Adjustment
                                                        ------------------------------------------------------------------------
               Balance at September 30, 1992                        $ 62.5          $5.9      $   .2       $122.1        $ --

               Net income                                               --            --          --         37.8          --
               Common Stock cash dividends declared at
                  $.46 per share                                        --            --          --         (7.1)         --
               Series B Preferred Stock cash dividends
                  accrued at $.32 per share                             --            --          --          (.8)         --
               Conversion of Series B Preferred Stock                (62.5)          1.8        60.7           --          --
               Issuance of Common Stock                                 --            .7        62.4           --          --
               Dividends accrued on and accretion of
                  issuance costs of Series C Cumulative
                  Redeemable Exchangeable Preferred Stock               --            --          --         (3.9)         --
               Options exercised and related tax benefits,
                  net of shares forfeited under
                  restricted stock plan                                 --            --          .9           --          --
               Cumulative translation adjustment                        --            --          --           --         (.5)
                                                                    ------          ----      ------       ------        ----
               Balance at September 30, 1993                            --           8.4       124.2        148.1         (.5)

               Net income                                               --            --          --         57.6          --
               Common Stock cash dividends declared at
                  $.54 per share                                        --            --          --         (9.1)         --
               Options exercised and related tax benefits,
                  net of shares forfeited under
                  restricted stock plan                                 --            --         1.2           --          --
               Cumulative translation adjustment                        --            --          --           --          .6
                                                                    ------          ----      ------       ------        ----
               Balance at September 30, 1994                            --           8.4       125.4        196.6          .1

               Net income                                               --            --          --         57.3          --
               Common Stock cash dividends declared at
                  $.62 per share                                        --            --          --        (10.5)         --
               Options exercised and related tax benefits               --            .1         2.0           --          --
               Repurchase of Common Stock                               --           (.2)      (19.8)          --          --
               Cumulative translation adjustment                        --            --          --           --         (.6)
                                                                    ------          ----      ------       ------        ----
               Balance at September 30, 1995                        $   --          $8.3      $107.6       $243.4        $(.5)
                                                                    ======          ====      ======       ======        ====

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

Notes to Consolidated                       XTRA Corporation
Financial Statements                        and Subsidiaries

(1) Summary of Significant Accounting Policies

               Principles of Consolidation

               The consolidated financial statements include the accounts of XTRA Corporation and its wholly-owned subsidiaries ("the Company"). All material intercompany accounts and transactions have been eliminated. Certain amounts in the prior year financial statements have been reclassified to be consistent with the current year's presentation.

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

               Depreciation

               The Company provides for depreciation by using the straight-line method to amortize the cost of property and equipment to its estimated residual value over its estimated useful life. Revenue equipment is depreciated using estimated useful lives of 10 to 20 years. In addition, the Company reviews the condition and types of its revenue equipment to determine if any permanent impairment has occurred.

                  When equipment is sold or retired, its cost and accumulated depreciation are removed from the balance sheet, and any gain or loss is included in revenues. Revenue equipment with an original cost of approximately $54 million, which has reached the end of its estimated useful life, remains in service and is included in Revenue Equipment at September 30, 1995.

               Repair and Maintenance

               Repair and maintenance expenses are charged to operating expenses when incurred and amounted to $23 million, $27 million and $26 million in 1993, 1994 and 1995, respectively.

               Earnings per Share

               The computation of primary earnings per common share is based on net income after deduction of $1.9375 Series B Preferred Stock dividends and dividends on and accretion of issuance costs of Series C Cumulative Redeemable Exchangeable Preferred Stock, divided by the weighted average number of outstanding common shares plus common share equivalents. Fully diluted earnings per share also assumes the conversion of the $1.9375 Series B Cumulative Convertible Preferred Stock at the beginning of the period. Earnings per share have been calculated giving retroactive effect to the 1993 two-for-one stock split (see Note
               9).

               Foreign Currency Translation

               The Company translates the assets and liabilities of its foreign operations at the exchange rates in effect at year-end. Revenues and expenses are translated using average exchange rates in effect during the year. Gains and losses from foreign currency translation are credited or charged to cumulative translation adjustment included in stockholders' equity in the accompanying Consolidated Balance Sheets. Gains and losses from foreign currency transactions are included in selling and administrative expense.

(2) Acquisitions

               In October, 1992, the Company acquired Distribution International Corporation ("D.I.") and certain subsidiaries, primarily Strick Lease, a major lessor of transportation equipment, which operated a rental fleet of approximately 50,000 units of transportation equipment, primarily over-the-road trailers and chassis. Total consideration for the assets acquired approximated $350 million consisting of approximately $114 million in cash (excluding cash assumed), and the assumption of approximately $236 million in debt. The cash payment included $12 million to key Strick Lease personnel for covenants not to compete. The transaction, which was accounted for as a purchase, was partially financed through the issuance of $30 million of Series C Cumulative Redeemable Exchangeable Preferred Stock (see Note 10). The balance was funded by Revolving Credit Agreement borrowings.

                  In fiscal 1994, the Company acquired the assets of Dykes
               Trailer Rentals, Inc., Caravan Trailer Rental Co., Ltd., and Integrated Transportation Services, Ltd., for approximately $46 million. The total rental fleets acquired in these three transactions amounted to approximately 6,000 units of transportation equipment, primarily over-the-road trailers.

                  On June 30, 1995, the Company acquired certain net assets of
               Matson Leasing Company, Inc., a major lessor of marine container equipment which at that time operated a rental fleet of approximately 170,000 twenty-foot equivalent units. Total consideration for the assets approximated $360 million in cash and included approximately $10 million for recently purchased containers. The transaction was accounted for as a purchase and therefore, includes the marine container operating results for the three months ended September 30, 1995. While the Company has not yet finalized the purchase price allocation, substantially all of the purchase price has been allocated to property and equipment.

                  The unaudited pro forma condensed consolidated income
               statement of the Company, as if Matson Leasing Company, Inc. had been acquired on October 1, 1993 is as follows:

               For the twelve months ended September 30,
               (Millions of dollars except per share data)   1994           1995
               ------------------------------------------------------------------
               Revenues                                      $421.2        $431.6
               Net income                                      60.9          60.7

               Earnings per fully diluted common share       $ 3.58        $ 3.59


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

                  The following schedule summarizes the future minimum rental receipts on operating and finance leases by year as of September 30, 1995:

                                                            Operating      Finance
               (Millions of dollars)                          Leases       Leases
               ----------------------------------------------------------------
               1996                                          $117.2         $12.6
               1997                                            59.1           9.5
               1998                                            33.1           6.4
               1999                                            16.3           4.7
               2000                                             5.5           4.0
               2001 and thereafter                              4.0           3.5
                                                             ------         -----
                  Total                                      $235.2         $40.7
                                                             ======         =====

                  The components of the net investment in finance leases as of
               September 30, 1994 and 1995 were as follows:

               (Millions of dollars)                                                             1994        1995
                                                        ------------------------------------------------------------------
               Minimum lease payments receivable                                                $43.8       $40.7
               Add: estimated unguaranteed residual values                                       13.1         8.4
                                                                                                -----       -----
                                                                                                 56.9        49.1
               Less: deferred finance lease income                                              (16.4)      (13.8)
                                                                                                -----       -----
                  Lease contracts receivable, net                                               $40.5       $35.3
                                                                                                =====       =====

               Current portion of lease contracts receivable, net                               $ 7.5       $ 9.3
               Long-term portion of lease contracts receivable, net                              33.0        26.0
                                                                                                -----       -----
                  Lease contracts receivable, net                                               $40.5       $35.3
                                                                                                =====       =====

(4) Debt

                  Long-term debt as of September 30, 1994 and 1995 consisted of the following:

               (Millions of dollars)                                                             1994        1995
                                                        ------------------------------------------------------------------
               Unsecured financing
               Revolving Credit Agreement                                                      $135.0      $185.2
               Term loan                                                                         -          190.0
               Medium-term Notes                                                                163.5       418.5
                                                                                               ------      ------
                  Total unsecured financing                                                     298.5       793.7
                                                                                               ------      ------
               Secured financing
               Capital lease obligations                                                        105.9        79.7
               Term loans                                                                        39.4        24.1
                                                                                               ------      ------
                  Total secured financing                                                       145.3       103.8
                                                                                               ------      ------
                  Total debt                                                                    443.8       897.5
               Less: current portion                                                            (39.8)      (56.4)
                                                                                               ------      ------
                  Long-term debt less current portion                                          $404.0      $841.1
                                                                                               ======      ======

                  The Company's Revolving Credit Agreement has bank commitments of $300 million at September 30, 1995, a revolving period maturity date of June 30, 1997 and pricing dependent on the Company's credit ratings; currently pricing is .38% over the London Interbank Offered Rate (LIBOR). The Company currently pays .15% on any unused commitment in the facility.

                  Unless the Company requests and the banks approve a renewal or extension of the agreement, borrowings outstanding on the revolving period maturity date will be converted to a five year term loan payable in 20 equal quarterly installments. If converted, the facility has a final term maturity of June 30, 2002. Given the Company's current credit ratings, the Company would borrow at .45% over LIBOR during the first three years of the term loan period and .60% over LIBOR during the final years of the facility.

                  The Company borrows on a short-term basis by issuing
               commercial paper and using several uncommitted lines of credit. These short-term borrowing options are back stopped by the unused borrowing capacity under the Revolving Credit Agreement, and hence have been classified as Revolving Credit Agreement borrowings. All borrowings classified as Revolving Credit Agreement borrowings at September 30, 1994 and September 30, 1995 were comprised of such uncommitted lines and commercial paper. Such borrowings have a weighted average interest rate of 6.0%. At September 30, 1995, approximately $115 million of unused capacity was available. The weighted average interest rates incurred under the Revolving Credit Agreement, consisting primarily of short-term borrowings, were 3.9%, 4.1% and 6.0% during 1993, 1994 and 1995, respectively.

                  The Company's unsecured term loan has a weighted average
               interest rate of 6.3% and is payable in quarterly installments through June 30, 2000. Its pricing is dependent on the Company's credit ratings currently pricing is .38% over the LIBOR. The weighted average interest rate incurred during 1995 was 6.3%.

                  The $419 million of Medium-term Notes outstanding under shelf registrations filed with the Securities and Exchange Commission, have a weighted average interest rate of 7.4% and maturities from 1997 to 2007. At September 30, 1995, under the present shelf registration, $192 million remained available for future debt issuance. The weighted average interest rates incurred were 8.2%, 7.9% and 7.6% during 1993, 1994 and 1995, respectively.

                  Capital lease obligations have a weighted average interest rate of 8.6% and are payable in installments through 2001. The weighted average interest rates incurred under capital lease obligations were 8.5%, 8.3%and 8.5%, during 1993, 1994 and 1995 respectively.

                  Secured term loans have a weighted average interest rate of
               11.3% and are payable in installments through 2000. The weighted average interest rates incurred under secured term loans during 1993, 1994 and 1995 were 10.1%, 11.7% and 11.6%, respectively.

                  Revenue equipment recorded on the consolidated balance sheets related to capital leases and secured debt was as follows at September 30, 1994 and 1995:

               (Millions of dollars)                                                            1994         1995
                                                        ----------------------------------------------------------------------
               Revenue equipment                                                              $227.8       $179.0
               Accumulated depreciation                                                        (84.9)       (72.5)
                                                                                              ------       ------
                  Net secured equipment                                                       $142.9       $106.5
                                                                                              ======       ======

                  On October 1, 1993, the Company exchanged the Series C
               Cumulative Redeemable Exchangeable Preferred Stock with a $30 million redemption value for subordinated debt with a coupon of 10%. This subordinated debt was redeemed on September 30, 1994.

                  Assuming the Company were to convert the Revolving Credit
               Agreement to a term loan on its respective revolving period maturity date, the amount of minimum maturities of all long-term debt during each of the next five fiscal years and thereafter would be as follows:

                                                                            Net Present
                                                Capital                 Value of Future       Maturities
                                                  Lease                 Minimum Capital       Other than    Total Long-
               (Millions of dollars)           Payments      Interest    Lease Payments   Capital Leases      Term Debt
                                            ----------------------------------------------------------------------------------
               1996                               $29.3         $ 6.0             $23.3           $ 33.1         $ 56.4
               1997                                22.5           4.2              18.4             82.8          101.2
               1998                                19.5           2.7              16.8            121.0          137.8
               1999                                14.0           1.4              12.6            118.2          130.8
               2000                                 7.5            .3               7.2            119.4          126.6
               2001 and thereafter                  1.5            -                1.4            343.3          344.7
                                                  -----         -----             -----           ------         ------
                  Total payments and maturities   $94.3         $14.6             $79.7           $817.8         $897.5
                                                  =====         =====             =====           ======         ======

                  As of September 30, 1993, 1994 and 1995, 1%, 14% and 37%,
               respectively, of the Company's debt was at floating interest rates. The Company has two interest rate swaps with nominal amounts totalling $40 million which have been entered into to effectively fix the interest rate on that amount of floating rate debt. Floating rate debt which has been fixed through interest rate swaps is treated as fixed rate debt. The agreements provide for the Company to exchange floating rate interest payments based on LIBOR for a fixed rate of 7.5% on $14 million through October 1995, and for 8.5% on $25 million through July 1996. The net interest settlements are recorded as an adjustment to interest expense. Exposure to market risk exists in the event of nonperformance by the counterparties as the Company is required to continue making payments. Nonperformance by the counterparties is not anticipated nor would it have a material adverse effect on the results of operations or the financial position of the Company.

                  The Company's several loan agreements contain minimum debt service tests and various restrictive covenants including, without limitation, restrictions on incurring debt in relation to revenue equipment and stockholders' equity and limitations on secured borrowings. Several of the Company's loan agreements contain covenants that restrict the payment of dividends by the Company. In addition, certain loan agreements contain covenants that restrict advances to and the payment of dividends to the Company by its subsidiaries, including XTRA Missouri, Inc. and XTRA, Inc. Under the most restrictive provisions of the Company's loan agreements, the amount of cash dividends which could be paid on the Company's capital stock was limited to $82 million at September 30, 1995.

(5) Income Taxes

               The components of the provision for income taxes for 1993, 1994 and 1995 were as follows:

               (Millions of dollars)                                              1993           1994           1995
                                                        --------------------------------------------------------------------
               Current tax provision
               Federal                                                           $13.0          $16.2         $  7.6
               State                                                               2.5            4.0            2.8
               Foreign                                                              .7             --             --
                                                                                 -----          -----          -----
                  Current tax provision                                           16.2           20.2           10.4
                                                                                 -----          -----          -----

               Deferred tax provision
               Federal                                                            10.4           15.8           23.2
               State                                                               2.9            4.0            6.4
               Foreign                                                              .1             .8             .7
               Adjustment of deferred taxes for rate change                        5.0             --             --
                                                                                 -----          -----          -----
                  Deferred tax provision                                          18.4           20.6           30.3
                                                                                 -----          -----          -----
                    Provision for income taxes                                   $34.6          $40.8          $40.7
                                                                                 =====          =====          =====


                  The provision differs from income taxes currently payable
               because certain items of income and expense are recognized in different periods for financial statement purposes than for tax return purposes.

                  The reasons for the difference between the statutory U.S.
               Federal income tax rates and the Company's effective income tax rates for 1993, 1994 and 1995 are as follows:

               Percent of Pretax Income                                          1993           1994           1995
                                                        --------------------------------------------------------------------

               Federal statutory rate                                            34.8%           35.0%          35.0%
               Increase in taxes resulting from:
                  State taxes                                                     4.8             5.3            6.1
                  Foreign                                                          .6              .2             .2
                  Other, net                                                       .7             1.0             .2
                  Adjustment of deferred taxes for rate change                    6.9              --             --
                                                                                 ----            ----           ----
                     Effective income tax rate                                   47.8%           41.5%          41.5%
                                                                                 ====            ====           ====

                  The higher effective income tax rate in 1993 was primarily due to the enactment, in August, 1993, of the Revenue Reconciliation Bill of 1993 which raised the corporate tax rate from 34% to 35% effective January 1, 1993. The statutory federal tax rate in fiscal 1993 was 34.8%. Statement of Financial Accounting Standards No. 109 ("SFAS 109") requires restating deferred tax liabilities and assets to reflect the higher rate. Accordingly in fiscal 1993, the Company recorded additional tax expense of approximately $5.0 million. Absent the required adjustment for prior years, the effective income tax rate for 1993 would have been approximately 41%.


                  The components of the net deferred tax liability as of September 30, 1994 and 1995 are as follows:

               (Millions of dollars)                                                         1994               1995
                                                        ----------------------------------------------------------------------
               Assets

                  Capital lease obligations                                               $  39.7            $  31.1
                  Investment tax credits                                                      4.1                2.6
                  Alternative minimum tax credits                                             1.3                9.6
                  Other                                                                      15.1               20.4
                                                                                           ------             ------
                    Total deferred tax assets                                              $ 60.2             $ 63.7
                                                                                           ======             ======
               Liabilities
                  Revenue equipment                                                        $214.1             $231.4
                  Other                                                                      11.8               26.0
                                                                                           ------             ------
                    Total deferred tax liabilities                                          225.9              257.4
                                                                                           ------             ------
                    Net deferred tax liability                                             $165.7             $193.7
                                                                                           ======             ======

                  The Company estimates that after filing its fiscal 1995 tax return, it will have $3 million of investment tax credit carryforwards and $10 million of alternative minimum tax credit carryforwards available to reduce future federal income tax liabilities. The investment tax credit carryforwards expire beginning in 2000. The benefit of both tax credit carryforwards has been recorded in the Company's financial statements. The Company has not recognized a valuation allowance for deferred tax assets.

(6) Commitments and Contingencies

               The Company's offices and certain facilities are occupied under leases expiring at various dates. In addition, the Company has leased revenue equipment with an original cost of $56 million under operating leases.

                  At September 30, 1995, the Company's rental commitments under the non-cancelable portion of these leases for the next five years and in total thereafter were as follows:

                                                                     Rental  Office Facilities          Total Lease
               (Millions of dollars)                              Equipment   Net of Subleases          Commitments
                                                        ----------------------------------------------------------------------
               1996                                                  $  3.5             $  5.1               $  8.6
               1997                                                      .8                3.9                  4.7
               1998                                                      .9                2.9                  3.8
               1999                                                      --                1.8                  1.8
               2000                                                      --                1.4                  1.4
               2001 and thereafter                                       --                 .3                   .3
                                                                     ------              -----                -----
                                                                     $  5.2              $15.4                $20.6
                                                                     ======              =====                =====

                  Rental equipment lease financing expense amounted to $15
               million, $7 million and $2 million in 1993, 1994 and 1995, respectively. Other rental expense amounted to $4 million in 1993, 1994 and 1995

                  As of November 15, 1995, the Company had committed capital expenditures of $115 million, principally for revenue equipment in fiscal 1996.

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

(7) Retirement Plans

               The Company provides retirement benefits to substantially all of its employees through a qualified and funded defined contribution retirement plan. The Company's yearly profit sharing cash contributions are discretionary and the retirement trust fund's assets are administered by a trustee. The Company's contributions include an employee-matching contribution to a 401(k) plan and a profit sharing contribution and are based on a specified percentage of employee qualified compensation. Participants are entitled to their vested portion of the retirement assets upon termination of employment. The Company recorded defined contribution pension expense of approximately $2 million in each of 1993, 1994 and 1995.

(8) Business Information

               The Company leases domestic and international transportation equipment. XTRA's over-the-road and intermodal equipment is leased throughout North America and its marine containers are moved between countries in international commerce over many trade routes. Information about the business of the Company by geographic area for 1995 is presented in the table below. Prior to 1995, all of the Company's business was conducted throughout North America.

               (Millions of dollars)                                                                        1995
                                                        --------------------------------------------------------------------
               Revenues:
                  North America                                                                        $   358.1

                  International                                                                             19.6
                                                                                                       ---------
                                                                                                       $   377.7
                                                                                                       =========

               Operating Income:
                  North America                                                                        $   131.2
                  International                                                                              8.2
                                                                                                       ---------
                                                                                                       $   139.4
                                                                                                       =========

               Identifiable Assets:
                  North America                                                                         $1,132.7
                  International                                                                            390.3
                                                                                                       ---------
                                                                                                        $1,523.0
                                                                                                        ========

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

               Repurchase of Common Stock

               In January 1995, the Company authorized the repurchase of up to $100 million of its common stock. The timing of the repurchases, which could occur over an extended period of time, will depend on price, market conditions and other factors. As of November 15, 1995, the Company had repurchased approximately $31 million of common stock.

               1987 Stock Incentive Plan

               In fiscal 1988, the stockholders approved the 1987 Stock Incentive Plan, authorizing the issuance of 500,000 shares of common stock under the plan. In January 1995, the stockholders approved an increase in the number of shares reserved for issuance under the Plan by 650,000 to 1,150,000. The plan enables the Company to grant awards to key employees including restricted stock awards, stock options and stock appreciation rights, subject primarily to the requirement of continuing employment. The awards under this plan are available for grant over a period of ten years from the date on which the plan was adopted, but grants may vest beyond the ten year period. Stock options issued by the Company are exercisable at a future time as specified by the Company and generally expire from five to ten years from the date of grant. The exercise price of stock options may not be less than the fair market value of the common stock at the date of grant.

               1990 Stock Option Agreement

               In fiscal 1990, the Company granted one employee two options to purchase an aggregate of 80,000 shares of common stock with exercise prices of $10.89 to $16.00. In fiscal 1991, one of the options was amended to change the option price from $16.00 to $11.50. In fiscal 1994, options to purchase 30,000 shares were exercised at an option price of $11.50 per share. In fiscal 1995, options to purchase the remaining 50,000 shares at $10.89 per share were exercised.

               1991 Stock Option Plan for Non-Employee Directors

               In fiscal 1992, stockholders approved the 1991 Stock Option Plan for Non-Employee Directors, authorizing the granting of options for a maximum of 50,000 shares. The option price per share is equal to the fair market value of the common stock on the date of grant. The term of each option is five years, and options become exercisable one year after the date of grant.

               The XTRA Corporation Deferred Director Fee Option Plan

               In fiscal 1994, stockholders approved the Deferred Director Fee Option Plan. Under the terms of the Plan, a non-employee director may elect to receive, in lieu of his annual retainer fee and/or board and committee meeting fees (the "fees"), a non-qualified stock option covering a specified amount of shares. The option exercise price is 50% of the fair market value of the shares at the time the options are awarded and the amount of shares is determined by dividing the directors' fees by the exercise price. At September 30, 1995 there were outstanding options to purchase 4,002 shares of common stock option prices ranging from $22.81 to $25.31.

               The following table summarizes the transactions pursuant to the Company's Stock Option Plans for the three-year period ended September 30, 1995:

                                                                                                       Option Price
                                                                                  Shares              Per Share ($)
                                                        --------------------------------------------------------------------

               Options outstanding at September 30, 1992:                        211,198              9.75 to 15.69
                  Granted                                                         70,100             36.13 to 43.75
                  Exercised                                                      (44,184)                     10.82
                  Forfeited                                                      (10,064)            10.82 to 36.13
                                                                                 -------

               Options outstanding at September 30, 1993:                        227,050              9.75 to 43.75
                  Granted                                                         79,484             24.25 to 50.50
               Exercised                                                         (54,424)            10.82 to 36.13
                  Forfeited                                                       (3,200)            36.13 to 50.50
                                                                                 -------

               Options outstanding at September 30, 1994:                        248,910              9.75 to 50.50
               Granted                                                           500,618             22.81 to 50.63
                  Exercised                                                      (77,662)             9.75 to 36.13
                  Forfeited                                                       (6,200)            36.13 to 50.50
                                                                                 -------

               Options outstanding at September 30, 1995:                        665,666             10.82 to 50.63
                                                                                 =======


               Exercisable options at September 30, 1995:                        609,744             10.82 to 50.63

               Options available for grant at September 30, 1995                 242,880


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

               Series C Cumulative Redeemable Exchangeable Preferred Stock

               In connection with the acquisition of the Strick Lease business (see Note 2), the Company issued 300 shares of Series C Cumulative Redeemable Exchangeable Preferred Stock with a $30 million redemption value, a dividend rate of 10% and a final maturity date of five years. In October 1993, the Company exchanged the outstanding shares for subordinated debt with a coupon of 10% and redeemed the debt in September 1994. (see Note
               4)

(11) Disclosures about Fair Value of Financial Instruments

               The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

               Cash and Short-term Investments

               The carrying amount approximates fair value because of the short maturity of those instruments.

               Long-term Debt

               The fair value of the Company's fixed rate long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The fair value of the Company's floating rate debt is its carrying amount.

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

                  The carrying amounts and estimated fair values of the
               Company's financial instruments are as follows:

               For the two years ended September 30, 1995                                  Carrying              Fair
               (Millions of dollars)                                                         Amount             Value
                                                        ------------------------------------------------------------------
               1994
               Cash and short-term investments                                              $  44.4           $  44.4
               Long-term debt                                                                (443.8)           (442.8)
               Interest rate swaps                                                               --              (1.5)

               1995
               Cash and short-term investments                                              $   7.0           $   7.0
               Long-term debt                                                                (897.5)           (905.1)
               Interest rate swaps                                                               --               (.7)

(12) Allowance for Doubtful Accounts

               Allowance for doubtful accounts as of September 30, 1993, 1994 and 1995 consist of the following:

               For the year ended September 30, 1995
               (Millions of dollars)                                         1993             1994           1995
                                                        ------------------------------------------------------------------

               Balance at beginning of year                                  $5.0           $  9.6          $10.9
               Additions charged to operating expenses                        4.9              4.2            4.2
               Additions charged to revenues                                   .5               .2             .4
               Deductions(1)                                                  3.8              3.1            3.0
               Other(2)                                                       3.0               --            3.4
                                                                             ----            -----          -----
               Balance at end of year                                        $9.6            $10.9          $15.9
                                                                             ====            =====          =====

               (1) Amounts charged against reserves, net of recoveries.

               (2) Includes principally the addition of reserves for accounts receivable related to acquisitions.

(13) Selected Financial Data of Significant Subsidiaries

               XTRA Corporation's wholly-owned subsidiary, XTRA Missouri, Inc., is a holding company which owns the stock of XTRA, Inc. and also manages the Company's office space. Both XTRA Corporation's and XTRA Missouri, Inc.'s assets consist substantially of the aggregate assets, liabilities, earnings and equity of XTRA, Inc. Therefore, the Company's management has determined that separate financial statement disclosure of XTRA Missouri, Inc. is not material to investors. In addition, both XTRA Corporation and XTRA Missouri, Inc. are jointly and severally liable on the guarantee of the debt of XTRA, Inc.

                  The condensed consolidated data for XTRA Inc., a wholly-owned subsidiary of XTRA Missouri, Inc., included in the consolidated financial information of the Company, is summarized below:

                                            XTRA, Inc.
                                            and Subsidiaries

               For the three years ended September 30, 1995
               (Millions of dollars)                                         1993             1994           1995
                                                        -----------------------------------------------------------------
               Income Statement Data

               Revenues                                                    $329.2         $  355.3       $  377.7
               Income before provision for income taxes                      72.4             98.4           97.9
               Net income                                                    37.8             57.6           57.2

               Selected Balance Sheet Data
               Receivables, net                                            $ 83.7         $   95.3       $   97.7
               Net property and equipment                                   741.7            842.8        1,395.5
               Other assets                                                  32.9             64.0           27.0
                                                                           ------         --------       --------
                      Total assets                                         $858.3         $1,002.1       $1,520.2
                                                                           ======         ========       ========


               Debt                                                        $359.1         $  443.8       $  897.5
               Deferred income taxes                                        142.0            165.7          193.7
               Other liabilities                                             47.9             66.3           76.5
                                                                           ------         --------       --------
                      Total liabilities                                     549.0            675.8        1,167.7
                                                                           ------         --------       --------
               Stockholders' equity                                         309.3            326.3          352.5
                                                                           ------         --------       --------
                      Total liabilities and stockholders' equity           $858.3         $1,002.1       $1,520.2
                                                                           ======         ========       ========

Report of Independent Public Accountants

               To the Stockholders of XTRA Corporation:

               We have audited the accompanying consolidated balance sheets of XTRA Corporation (a Delaware corporation) and subsidiaries as of September 30, 1994 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

                  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XTRA Corporation and subsidiaries as of September 30, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ending September 30, 1995, in conformity with generally accepted accounting principles.

               /s/ ARTHUR ANDERSEN LLP

               Boston, Massachusetts
               November 15, 1995