Form 10-K, Exhibit 13
period 1996-09-30
XTRA CORP /DE/
filed 1996-12-16
CIK 217591

                                                                    EXHIBIT 13.1

Five Year Selected Financial Data

Year ended September 30
(Millions of dollars except
per share amounts)

                                                   1992        1993         1994         1995        1996
                                                 --------    --------     --------     -------     --------
Revenues                                         $  202.6    $  329.2     $  355.3     $  377.7     $  422.5

Cash provided from operations                       127.4       196.4        233.4        237.5        272.4

Income before income taxes                           44.3        72.4         98.4         98.0         69.1

Net income                                           27.0        37.8(2)      57.6         57.3         41.1

Per Share Information
Fully diluted earnings per common share          $   1.75    $   2.09(2)  $   3.38     $   3.39     $   2.56

Dividends declared per common share              $    .39    $    .46     $    .54     $    .62     $    .70

Financial Position
Capital expenditures (including value of
equipment acquired under operating leases)(1)    $   37.1    $  409.6     $  235.9     $  698.9     $  209.6

Total assets                                        535.2       858.0      1,004.9      1,516.4      1,536.8

Total debt and redeemable preferred stock           241.4       388.3        443.8        897.5        892.0

Total stockholders' equity                          190.7       280.3        330.5        358.8        341.5

(1) Includes capital expenditures for acquisitions. See Note 2 of the Notes to consolidated Financial Statements.

(2) Includes the effect of the Revenue Reconciliation Bill of 1993 which raised the federal corporate tax rate from 34% to 35%. The Company restated the deferred tax liabilities and assets to reflect the higher rate recording additional tax expense of approximately $5 million.