Form 10-K, Exhibit 13
period 1996-09-30
XTRA CORP /DE/
filed 1996-12-16
CIK 217591

                                                                    EXHIBIT 13.2

Management's Discussion and Analysis of Financial Condition and
Results of Operations
for the Three Years Ended September 30, 1996
(Not covered by Report of Independent Public Accountants)

The discussion below contains certain forward-looking statements relating to, among other things, estimates of economic and industry conditions, equipment utilization and capital expenditures. Actual results may vary from those contained in such forward-looking statements. See "Cautionary Statements for Purposes of the 'Safe Harbor' Provisions of the Private Securities Litigation Reform Act of 1995" contained below.
  XTRA Corporation leases, primarily on an operating basis, freight transportation equipment including over-the-road trailers, marine containers, intermodal trailers, chassis and domestic containers. XTRA's equipment utilization and lease rates, and hence profitability, are impacted by the supply of and demand for available equipment, the level of economic activity in North America, world trade activity, the actions of its competitors and other factors in the freight transportation industry. The discussion and data below are presented on a consolidated basis.
  The Company's pretax profits have been cyclical, principally due to the variability of the Company's revenues and the high percentage of fixed costs.
To moderate this cyclicality, the Company attempts to maintain a balance between the amount of equipment leased on a per diem and term basis and maintains a mix of various types of freight transportation equipment available for lease. The Company has historically maintained a high proportion of its debt at fixed rates to reduce the impact of fluctuations in interest rates. The June 1995 acquisition of marine containers from Matson Leasing Company, Inc. initially financed with floating rate debt, resulted in a higher percentage of floating rate debt at September 30, 1995, 37%, as compared to 18% at September 30, 1996.
  The marine container acquisition, in addition to providing a further diversification of its customer base, has reduced XTRA's dependence on the North American transportation industry. Although the marine container business is international, substantially all transactions are denominated in U.S. dollars. This discussion includes the marine container operating results for the three months ended September 30, 1995 and the full fiscal year 1996 and accordingly, these results may not be comparable to the year ended September 30, 1994 and may not be indicative of future results.

Revenues
Revenues are a function of lease rates and working units; the latter depends on fleet size and equipment utilization. Revenues increased by 6% from $355 million in fiscal 1994 to $378 million in fiscal 1995, primarily due to the June 30, 1995 acquisition of the marine container business as well as an increase in over-the-road working units and an increase in average lease rates. Partially offsetting the increase in fiscal 1995 revenues was a decrease in revenues derived from intermodal trailers due to reduced demand attributable to the softening economy, an increased supply of equipment and shifting traffic trends in the industry. Beginning in the second quarter of fiscal 1995, as a result of decreased levels of domestic freight, truckers began competing more aggressively with railroads, thus diverting some intermodal freight to over-the-road.
  Revenues increased 12% or $45 million in fiscal 1996 principally due to the inclusion of the marine container business for the full fiscal year versus one quarter of the year in 1995, partially offset by lower revenues generated from the Company's domestic business, primarily intermodal trailers. The economic and industry conditions experienced in fiscal 1995 continued into fiscal 1996 as the transportation industry did not experience the moderate growth seen in the domestic economy. The decrease in utilization of the Company's domestic transportation equipment reflects reduced freight levels and increased industry-wide equipment supply. The over-supply of domestic transportation equipment is due to the record level of industry purchases in 1994 and 1995.
In 1996, industry purchases of equipment were reduced considerably. However, the over-capacity, while diminished, continues to exist.
  Growth in usage of marine containers, on a worldwide basis, has declined due to lower growth in freight demand, particularly in the Far East. Additionally, better world-wide trade balance has resulted in more efficient use of equipment by shippers and hence lower usage of leased containers. Increases in the supply of marine containers resulting from substantial industry-wide purchases have also reduced demand for leased containers. XTRA's marine container utilization declined from 90% in the fourth quarter of fiscal 1995 to average 81% for fiscal 1996.

  Recent signs of growth in the domestic economy as well as some improvement in key industry indicators, such as the level of intermodal loadings and reduced purchases of new transportation equipment, suggest that domestic industry conditions may be improving modestly although an excess supply of equipment still exists.
  The following table sets forth, for the Company, average utilization (dollar weighted by investment in each type of equipment) and average fleet size in units (including units leased under operating leases) during the last three years.

Year ended September 30                               1994    1995    1996
                                                      --------------------
Utilization                                            92%     86%     81%
Units (in thousands)                                  123     160     274

  The increases in average fleet size in fiscal 1995 and 1996 are primarily attributable to the acquisition of the marine container business in fiscal 1995.
  Utilization, which is the ratio of revenue-earning units to the total fleet, is derived from billing information, usage reports and other information from customers, assumptions based on historical experience and equipment inventories taken at Company depots, and is an approximation. Utilization is impacted by the level of economic activity in North America, world trade activity and the supply of and demand for available equipment.

Operating Expenses
Depreciation expense increased 12% or $13 million in 1995 due to an increase in average fleet size which included the effect of the marine container acquisition in the fourth quarter. In 1996, depreciation expense increased 25% or $29 million due primarily to the addition of the marine container fleet for the full fiscal year as well as an increase in the over-the-road fleet.
  In 1995, lower rental equipment operating expenses for over-the-road trailer and intermodal equipment were mostly offset by operating expenses related to the addition of the marine container business in the fourth quarter. In 1996, rental equipment operating expenses increased 15% or $13 million primarily due to the inclusion of the marine container business for the full fiscal year.
  In 1995, selling and administrative expenses increased 14% or $4 million principally due to the marine container business added in the fourth quarter and increased costs related to the development and implementation of management information systems. In 1996, selling and administrative expenses increased 20% or $7 million primarily due to the marine container business included for the full fiscal year.

Interest Expense
Interest expense is a function of the amount of average net debt outstanding (long-term debt less cash) and average interest rates. The following table sets forth total average net debt outstanding and interest expense as a percentage of total average net debt outstanding.

Year ended September 30                              1994    1995    1996
                                                     --------------------
Average net debt outstanding (millions of dollars)   $375    $518    $906
Interest expense as a percentage of average net debt
  outstanding                                         9.1%    8.0%    7.3%

  In 1995 and 1996, interest expense increased 22% and 60% or $8 million and $25 million, respectively, primarily due to an increase in average net debt outstanding partially offset by a decrease in the average effective interest rate. In fiscal 1996, the increase in average net debt outstanding was primarily the result of the June 30, 1995 acquisition of the marine container business.

Foreign Exchange Loss
The foreign exchange loss of $.4 million in fiscal 1996 is attributable to the translation of certain intercompany liabilities of the Company's Canadian businesses. This loss is a result of the decreasing value of the Canadian dollar versus the U.S. dollar.

Income Before Provision for Income Taxes
Pretax earnings remained relatively unchanged in 1995 despite lower utilization. Increased profitability resulting from the marine container operations acquired late in the year as well as a larger working fleet of over-the-road trailers was offset by decreased demand for intermodal trailers . In 1996, pretax earnings decreased 29% or $29 million primarily due to lower domestic equipment utilization and as a result of the Company's high percentage of fixed costs.

Provision for Income Taxes
The Company's effective income tax rate was approximately 42% in fiscal years 1994 and 1995 and approximately 41% in fiscal 1996. For additional information regarding the provision for income taxes, see Notes 1 and 5 of the Notes to Consolidated Financial Statements.

FINANCIAL LIQUIDITY AND CAPITAL RESOURCES

Significant capital investment is required by the Company's leasing operations, not only for growth but also for replacement of units retired from service. However, during periods of slower economic growth, capital expenditures may be curtailed until demand for transportation equipment increases.
  The following table sets forth capital expenditures by equipment type, including units acquired by acquisition, units purchased and units leased-in from third parties under operating leases. The Company's committed capital expenditures for 1997 are as of November 13, 1996.

(Millions of dollars)                            1994    1995    1996    1997
                                                 ----------------------------
Over-the-road trailers                           $151    $204    $100     $44
Marine containers                                   -     379      79      11
Intermodal trailers                                70      50       2       2
Chassis                                             8      46      22       -
Other                                               7      20       7       2
                                                 ----    ----    ----     ---
  Total                                          $236    $699    $210     $59
                                                 ----    ----    ----     ---

  The Company recognizes the importance of managing capital spending as essential to maintaining the quality of its fleet. The Company grows its fleet by acquiring equipment from other leasing companies and by purchasing new and used equipment. In 1994, capital expenditures were $236 million, including $46 million of equipment acquired in three separate acquisitions. Responding to the strong demand for its products in 1994 and continuing into early 1995, expenditures in 1995 increased to $699 million, including $360 million paid to acquire the marine container fleet. In 1996, capital expenditures decreased to $210 million in response to deteriorating industry conditions. As of November 13, 1996, XTRA's committed capital expenditures for 1997 amounted to $59 million. The Company may increase capital spending in 1997 if conditions warrant. Actual capital expenditures for 1997 will depend on the Company's assessment of business conditions.
  During the three years ended September 30, 1996, the Company generated $743 million of cash flow from operations. During this same period, XTRA invested $1.2 billion in property and equipment including acquisitions, paid dividends of $31 million, repurchased $66 million of common stock and increased net debt (debt less cash) outstanding by $505 million.
  Although some level of future capital spending can be financed internally, the ability to fund expenditures above that level will depend upon the availability of external financing.
  In addition to cash flow from operations, XTRA generally has available to it a variety of external means to finance future growth of its leasing equipment fleet. The Company's external financing options include a combination of a revolving credit agreement, medium-term and long-term borrowings in the public debt market, intermediate and long-term financing from banks, institutional investors and lease financing. The Company has registered with the Securities and Exchange Commission $742 million of securities consisting of Preferred Stock and Common Stock of the Company and Senior and Subordinated Debt Securities of its subsidiary XTRA, Inc., fully and unconditionally guaranteed by XTRA Corporation (see Note 4 of Notes to Consolidated Financial Statements). As of November 13, 1996, XTRA Inc. has $604 million available for future issuance under this Shelf Registration. As of November 13, 1996 the Company had $140 million of unused credit available under its $300 million Revolving Credit Agreement. The Company's access to external financing will depend upon prevailing market conditions and the Company's credit ratings. There can be no assurance that the Company will be able to borrow funds in those markets at attractive rates or with covenants that are not more restrictive than the Company's current debt covenants. The Company also has potential access to external funds through the issuance of capital stock. XTRA deems its sources of financing adequate to meet projected needs.
  The Company's source of funds for the payment of dividends on its capital stock are advances and dividends from its direct and indirect wholly-owned subsidiaries, including XTRA, Inc. The primary sources of funds for XTRA, Inc. are cash flows from operations, advances from its subsidiaries and external financing. Several of the Company's loan agreements contain covenants that restrict the payment of dividends by the Company or repurchases of common stock. In addition, certain loan agreements contain covenants that restrict advances to and the payment of dividends to the Company by its subsidiaries, including XTRA, Inc. Under the most restrictive provisions of the Company's loan agreements, the repurchase of common stock and/or the amount of cash dividends which could be paid on the Company's capital stock was limited to $94 million at September 30, 1996. For additional information regarding debt, see Note 4 of the Notes to Consolidated Financial Statements.
  The Company has authorized the repurchase of up to $200 million of XTRA's common stock. The timing of the repurchases, which could occur over an extended period of time, will depend on price, market conditions and other factors. As of November 13, 1996, the Company had repurchased $79 million of common stock under this authorization.

CAUTIONARY STATEMENTS FOR PURPOSES OF THE "SAFE HARBOR"
PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The Company may occasionally make forward-looking statements and estimates such as forecasts and projections of the Company's future performance or statements of management's plans and objectives. These forward-looking statements may be contained in, among other things, SEC filings and press releases made by the Company and in oral statements made by the officers of the Company. Actual results could differ materially from those in such forward-looking statements. Therefore, no assurances can be given that the results in such forward-looking statements will be achieved. Important factors that could cause the Company's actual results to differ from those contained in such forward-looking statements include, among others, the factors mentioned below.

Variable Revenues and Fixed Operating Expenses
The Company's revenues are variable due to their dependence on the level of domestic and international economic activity and the supply of and demand for equipment. In addition, the Company has a high percentage of fixed operating expenses, including depreciation, a portion of both rental equipment operating expense and selling and administrative expenses. As a result, the Company's pretax profits are cyclical. If domestic or global economic activity remains slow, operating margins may be adversely affected. See below for further discussion.

Variability of Revenues
The Company's revenues are variable and are based on lease rates, utilization, supply of and demand for equipment. See below for further discussion.

Lease Rates
Lease rates depend on the type of lease, length of term, maintenance provided and the type and age of the equipment. Future lease rates may increase or decrease depending on competition, economic conditions and other factors.

Utilization
Utilization is the ratio of revenue earning units to the total fleet. Utilization is directly impacted by the level of economic activity in North America, world trade activity, the supply of and demand for available equipment, the actions of competitors and other factors in the freight transportation industry.

Supply of Equipment
New equipment, supplied by a number of manufacturers, is built to the Company's specifications and reflects industry standards and customer needs. There may be a considerable amount of time between when an order is placed and when the equipment is delivered. In addition, it is difficult to accurately predict demand for the Company's equipment in future periods. As a result, the Company's performance in a given period may be adversely affected either because of its inability to quickly increase fleet size (because of extended back orders) to take advantage of unexpectedly strong demand, or to quickly reduce fleet size in order to react to reduced demand.

Demand
Demand for equipment is affected by economic factors, equipment supply and shifting traffic trends in the industry. A softening domestic or international economy may result in lower levels of freight shipments. Shifting traffic trends in the industry may impact the Company's businesses, such as truckers competing more aggressively, and divert some intermodel freight to over-the-road or vice versa. Other items affecting demand which may impact leasing needs can include adverse weather conditions such as floods or snow storms or strikes by transportation unions.

Operating Expenses
The Company's operating expenses consist of a high percentage of fixed costs and thus profitability can change as revenues fluctuate due to increases and decreases in utilization and/or lease rates. The fixed costs include depreciation, a portion of rental equipment operating expenses and selling and administrative expenses. As a result, income from operations can be cyclical. If revenues decline in any period, operating margins may change from those reported in prior periods due to the fixed nature of a significant portion of the Company's expenses.

Capital Needs
The acquisition of new equipment, both for growth as well as replacement of older equipment, is capital intensive. In addition, over the past several years, the Company has grown its fleet through acquisitions of other companies such as Strick Lease and Matson Leasing Company, Inc., requiring additional capital. While the Company generally has had available a variety of sources to finance such expenditutes and acquisitions at favorable rates or terms, the availability of such capital depends heavily upon prevailing market conditions, the Company's capital structure and its credit ratings. No assurances can be given that financing will continue to be available at attractive rates or with convenants that are not more restrictive than the Company's current debt convenants.

Interest Rates
Over the past several years, interest rates have remained at historically low levels. Because of the Company's dependence upon external financing to fund its capital needs and acquisition, the level of interest rates directly effects the Company's profitability. The Company attempts to moderate the effect of changing interest rates by maintaining a high percentage of its debt with fixed rates. An increase in interest rates or a downgrade in the Company's debt ratings would adversely impact the cost of new borrowings, thereby effecting its profitability.

Foreign Exchange Rates
A portion of the Company's North American over-the-road and intermodal business is transacted in local currencies. As a result, the Company's financial results are subject to foreign exchange rate fluctuations.

Acquisitions
Over the past years, the Company has used aquisitions of fleets operated by other companies to help grow its business. In order for the Company to take advantage of favorable acquisition opportunities as they are presented, it may be necessary for the Company to significantly increase its debt leverage ratios which could adversely effect its credit ratings. Also, the ability of the Company to take advantage of acquisition opportunities will depend on the availability of capital. See financial liquidity and capital resources above for discussion.

Consolidations of the Company's Customer Base
Consolidations of the Company's customer base, such as railroad or steamship lines, mergers or acquisitions, may result in reduced demand for leased equipment.