Form 10-K, Exhibit 13
period 1996-09-30
XTRA CORP /DE/
filed 1996-12-16
CIK 217591

                                                                    EXHIBIT 13.3

Index to Financial Statements
(Information required by Part II, Items 7 and 8 and Part IV,
Item 14 of Form 10-K)

XTRA Corporation and Subsidiaries Consolidated Financial Statements and Schedule
--------------------------------------------------------------------------------

Financial Statements                                                      Page
Consolidated balance sheets - September 30, 1995 and 1996                   2
Consolidated income statements for the three years ended
  September 30, 1996                                                        3
Consolidated statements of cash flows for the three years
  ended September 30, 1996                                                  4
Unaudited quarterly condensed consolidated income statements
  for the years ended September 30, 1995 and 1996                           5
Consolidated statements of stockholders' equity for the three
  years ended September 30, 1996                                            6
Notes to consolidated financial statements                                  7
Report of independent public accountants                                    17


Consolidated                 XTRA Corporation
Balance Sheets               and Subsidiaries

September 30, 1995 and 1996
(Millions of dollars except
 per share and share amounts)                              1995          1996
-----------------------------------------------------------------------------
Assets

Property and equipment at cost
Revenue equipment                                      $1,812.1      $1,911.7
Land, buildings and other                                  66.5          65.1
                                                       --------      --------
                                                        1,878.6       1,976.8
Less-Accumulated depreciation                            (480.3)       (569.8)
                                                       --------      --------
  Net property and equipment                            1,398.3       1,407.0

Cash                                                        6.3           7.7
Trade receivables, net                                     55.7          52.3
Lease contracts receivable                                 35.3          41.7
Other assets                                               20.8          28.1
                                                       --------      --------
                                                       $1,516.4      $1,536.8
                                                       --------      --------
Liabilities and Stockholders' Equity

Liabilities
Debt                                                   $  897.5      $  892.0
Deferred income taxes                                     193.7         226.9
Accounts payable and accrued expenses                      66.4          76.4
                                                       --------      --------
  Total liabilities                                     1,157.6       1,195.3

Commitments and contingencies (Note 6)

Stockholders' equity
Preferred Stock, without par value;
  total authorized: 3,000,000 shares
Common Stock, par value $.50 per share; authorized:
  30,000,000 shares; issued and outstanding:
  16,568,801 shares at September 30, 1995;
  15,550,499 shares at September 30, 1996                   8.3           7.8
Capital in excess of par value                            107.6          63.3
Retained earnings                                         243.4         273.3
Cumulative translation adjustment                           (.5)         (2.9)
                                                       --------      --------
  Total stockholders' equity                              358.8         341.5
                                                       --------      --------
                                                       $1,516.4      $1,536.8
                                                       --------      --------

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated                 XTRA Corporation
Income Statements            and Subsidiaries

For the three years ended September 30, 1996
(Millions of dollars except per share amounts)     1994       1995       1996
-----------------------------------------------------------------------------
Revenues                                         $355.3     $377.7     $422.5

Operating expenses

Depreciation on rental equipment                  104.6      117.1      145.9
Rental equipment operating expense                 88.8       87.6      100.7
Selling and administrative expense                 29.6       33.6       40.4
                                                 ------     ------     ------
                                                  223.0      238.3      287.0
                                                 ------     ------     ------

  Operating income                                132.3      139.4      135.5

Interest expense                                   33.9       41.4       66.0
Foreign exchange loss                                 -          -         .4
                                                 ------     ------     ------
  Income before provision for income taxes         98.4       98.0       69.1

Provision for income taxes                         40.8       40.7       28.0
                                                 ------     ------     ------

  Net income                                     $ 57.6     $ 57.3     $ 41.1
                                                 ------     ------     ------

Earnings per fully diluted common share          $ 3.38     $ 3.39     $ 2.56

Weighted average number of fully diluted
  common and common equivalent shares
  outstanding (in millions)                        17.0       16.9       16.1

The accompanying notes are an integral part of these consolidated financial statements.

19


Consolidated Statements of   XTRA Corporation
Cash Flows                   and Subsidiaries

For the three years ended September 30, 1996
(Millions of dollars)                              1994       1995       1996
-----------------------------------------------------------------------------
Cash flows from operations
Net income                                       $ 57.6     $ 57.3     $ 41.1
Add non-cash income and expense items:
  Depreciation and amortization, net               99.2      110.6      146.2
  Deferred income taxes, net                       20.6       30.3       30.7
  Bad debt expense                                  4.2        4.2        3.5
Add other cash items:
  Net change in receivables, other assets,
    payables and accrued expenses                  11.8      (12.2)       2.5
  Cash receipts on lease contracts receivable      18.5       19.2       17.6
  Recovery of property and equipment net
    book value                                     21.5       28.1       30.8
                                                 ------     ------     ------
    Total cash provided from operations           233.4      237.5      272.4
                                                 ------     ------     ------

Cash used for investment activities
Additions to property and equipment              (245.0)(1) (339.2)    (205.2)
Acquisition of certain net assets of
  Matson Leasing Co., Inc.                            -     (357.5)      (4.4)
                                                 ------     ------     ------
    Total cash used for investment activities    (245.0)    (696.7)    (209.6)
                                                 ------     ------     ------

Cash flows from financing activities
Borrowings of debt                                131.8      492.2      246.6
Payments of debt                                  (76.9)     (41.5)    (251.9)
Net proceeds from exercise of stock options           -        2.1        0.9
Repurchase of Common Stock                            -      (20.0)     (45.8)
Dividends paid                                     (9.1)     (10.5)     (11.2)
                                                 ------     ------     ------
    Total cash provided by (used for)
          financing activities                     45.8      422.3      (61.4)
                                                 ------     ------     ------

Net increase (decrease) in cash                    34.2      (36.9)       1.4
Cash at beginning of year                           9.0       43.2        6.3
                                                 ------     ------     ------
Cash at end of year                              $ 43.2     $  6.3     $  7.7
                                                 ------     ------     ------


Total interest paid                              $ 31.6     $ 34.8     $ 51.8

Total income taxes paid (net of refunds)         $ 15.6     $ 16.8     $ (2.3)

(1) Includes certain acquisitions completed in 1994. See Note 2 of the Notes to Consolidated Financial Statements.


The accompanying notes are an integral part of these consolidated financial statements.

Unaudited Quarterly          XTRA Corporation
Condensed Consolidated       and Subsidiaries
Income Statements

For the four quarters ended September 30, 1995 and 1996      First      Second       Third      Fourth
(Millions of dollars except per share amounts)              Quarter     Quarter     Quarter     Quarter
                                                            ---------------------------------------------
1995
Revenues                                                    $  96.3     $  87.1     $  86.2     $ 108.1
Expenses(1)                                                    63.6        63.8        66.1        86.2
                                                            -------     -------     -------     -------
Income before income taxes                                     32.7        23.3        20.1        21.9
Provision for income taxes                                     13.6         9.7         8.3         9.1
                                                            -------     -------     -------     -------
    Net income                                              $  19.1     $  13.6     $  11.8     $  12.8
                                                            -------     -------     -------     -------

Earnings per fully diluted common share                     $  1.12     $   .80     $   .70     $   .76

Weighted average number of fully diluted common
  shares outstanding (in millions)                             17.0        17.0        16.9        16.8

1996
Revenues                                                    $ 112.2     $ 101.1     $ 101.4     $ 107.8
Expenses(1)                                                    88.8        87.3        88.3        89.0
                                                            -------     -------     -------     -------
Income before income taxes                                     23.4        13.8        13.1        18.8
Provision for income taxes                                      9.5         5.6         5.3         7.6
                                                            -------     -------     -------     -------
    Net income                                              $  13.9     $   8.2     $   7.8     $  11.2
                                                            -------     -------     -------     -------

Earnings per fully diluted common share                     $   .85     $   .51     $   .49     $   .71

Weighted average number of fully diluted common
  shares outstanding (in millions)                             16.4        16.1        16.0        15.7

[FN]
(1) Includes operating and interest expenses.

Consolidated Statements of   XTRA Corporation
Stockholders' Equity         and Subsidiaries

                                                               Common       Capital in
                                                               Stock          Excess                             Cumulative
For the three years ended September 30, 1996                  $.50 Par        of Par           Retained          Translation
(Millions of dollars)                                          Value          Value            Earnings          Adjustment
                                                              --------------------------------------------------------------
Balance at September 30, 1993                                    $8.4         $124.2            $148.1              $ (.5)

Net income                                                          -              -              57.6                  -
Common Stock cash dividends declared at $.54 per share              -              -              (9.1)                 -
Options exercised and related tax benefits,
  net of shares forfeited under restricted stock plan               -            1.2                 -                  -
Translation adjustment                                              -              -                 -                 .6
                                                                 ----         ------            ------              -----
Balance at September 30, 1994                                     8.4          125.4             196.6                 .1

Net income                                                          -              -              57.3                  -
Common Stock cash dividends declared at $.62 per share              -              -             (10.5)                 -
Options exercised and related tax benefits                         .1            2.0                 -                  -
Repurchase of Common Stock                                        (.2)         (19.8)                -                  -
Translation adjustment                                              -              -                 -                (.6)
                                                                 ----         ------            ------              -----
Balance at September 30, 1995                                     8.3          107.6             243.4                (.5)

Net income                                                          -              -              41.1                  -
Common Stock cash dividends declared at $.70 per share              -              -             (11.2)                 -
Options exercised and related tax benefits                          -             .9                 -                  -
Repurchase of Common Stock                                        (.5)         (45.2)                -                  -
Translation adjustment                                              -              -                 -               (2.4)
                                                                 ----         ------            ------              -----
Balance at September 30, 1996                                    $7.8         $ 63.3            $273.3              $(2.9)
                                                                 ----         ------            ------              -----

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

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
Provisions for income taxes recognize the tax effect of all revenue and expense transactions as well as any change during the period in deferred tax assets and liabilities. The effects of changes in tax rates and laws on deferred tax assets and liabilities are reflected in net income in the period in which such changes are enacted.

Leases
The Company records the majority of its leases using the operating method of accounting. Full-payout or near full-payout leases are accounted for under the finance method.

Depreciation
The Company provides for depreciation by using the straight-line method to amortize the cost of property and equipment to its estimated residual value over its estimated useful life. Revenue equipment is depreciated using estimated useful lives of 10 to 20 years. In addition, the Company reviews the condition and types of its revenue equipment to determine if any permanent impairment has occurred.
  When equipment is sold or retired, its cost and accumulated depreciation are removed from the balance sheet, and any gain or loss is included in revenues. Revenue equipment with an original cost of approximately $80 million, which has reached the end of its estimated useful life, remains in service and is included in Revenue Equipment at September 30, 1996.

Repair and Maintenance
Repair and maintenance expenses are charged to operating expenses when incurred and amounted to $27 million, $26 million and $27 million in 1994, 1995 and 1996, respectively.

Earnings per Share
The computation of earnings per common share is based on net income divided by the weighted average number of outstanding common shares and common share equivalents.

Foreign Currency Translation
The Company translates the assets and liabilities of its foreign operations at the exchange rates in effect at year-end. Revenues and expenses are translated using average exchange rates in effect during the year. Gains and losses from foreign currency translation are credited or charged to cumulative translation adjustment included in stockholders' equity in the accompanying Consolidated Balance Sheets. The translation of certain intercompany liabilities of the Company's North American businesses are included in foreign exchange loss.

(2) Acquisitions

In fiscal 1994, the Company acquired certain assets of three leasing companies for approximately $46 million. The total rental fleets acquired amounted to approximately 6,000 units, primarily over-the-road trailers.
  On June 30, 1995, the Company acquired certain net assets of Matson Leasing Company, Inc., a major lessor of marine container equipment which at that time operated a rental fleet of approximately 170,000 twenty-foot equivalent units. Total consideration for the assets approximated $360 million in cash and included approximately $10 million for recently purchased containers. The transaction was accounted for as a purchase.
  The unaudited pro forma condensed consolidated income statements of the Company, as if Matson Leasing Company, Inc. had been acquired on October 1, 1993 is as follows:

For the twelve months ended September 30,
(Millions of dollars except per share data)                      1994    1995
-----------------------------------------------------------------------------
Revenues                                                       $421.2  $431.6
Net income                                                       60.9    60.7

Earnings per fully diluted common share                        $ 3.58  $ 3.59

(3) Equipment Leases

The Company uses the operating method of accounting for the majority of its equipment leases. Under this method, revenue is recognized in the month earned based on the terms of the lease contract, and the equipment is depreciated to its estimated residual value over its estimated useful life.
  The finance method of accounting is used for revenue equipment leased to customers on a full-payout or near full-payout basis at lease inception. Under this method, finance lease income, the difference between the total lease receivable and the net book value less the unguaranteed residual value of the related equipment, is deferred and amortized as revenue over the lease term using the interest method, which provides a level rate of return on the net investment in the lease.
  The following schedule summarizes the future minimum rental receipts on operating and finance leases by year as of September 30, 1996:

                                                      Operating       Finance
(Millions of dollars)                                    Leases        Leases
-----------------------------------------------------------------------------
1997                                                     $133.9         $16.0
1998                                                       80.5          12.6
1999                                                       47.5           9.4
2000                                                       25.9           7.2
2001                                                       12.6           4.8
2002 and thereafter                                         5.6           1.1
                                                         ------         -----
  Total                                                  $306.0         $51.1
                                                         ------         -----

The components of the net investment in finance leases as of September 30, 1995 and 1996 were as follows:

(Millions of dollars)                                      1995          1996
-----------------------------------------------------------------------------
Minimum lease payments receivable                        $ 40.7        $ 51.1
Add: estimated unguaranteed residual values                 8.4           8.0
                                                         ------         -----
                                                           49.1          59.1
Less: deferred finance lease income                       (13.8)        (17.4)
                                                         ------         -----
  Lease contracts receivable, net                        $ 35.3        $ 41.7
                                                         ------         -----

Current portion of lease contracts receivable, net       $  9.3        $ 10.7
Long-term portion of lease contracts receivable, net       26.0          31.0
                                                         ------         -----
  Lease contracts receivable, net                        $ 35.3        $ 41.7
                                                         ------         -----

(4) Debt

Debt as of September 30, 1995 and 1996 consisted of the following:

(Millions of dollars)                                      1995          1996
Unsecured financing
Medium-term Notes                                        $418.5        $661.0
Revolving Credit Agreement                                185.2         160.0
Term Loan                                                 190.0             -
                                                         ------         -----
  Total unsecured financing                               793.7         821.0
Total secured financing                                   103.8          71.0
                                                         ------         -----
  Total debt                                              897.5         892.0
Less: current portion                                     (56.4)        (55.8)
                                                         ------         -----
  Long-term debt                                         $841.1        $836.2
                                                         ------         -----

  The $661 million of Medium-term Notes outstanding under shelf registrations have a weighted average interest rate of 7.0% and maturities from 1996 to 2010. At September 30, 1996, $604 million remained available under the shelf registration for future debt issuance. The weighted average interest rates incurred were 7.9%, 7.6% and 7.1% during 1994, 1995 and 1996, respectively.
  The Company's Revolving Credit Agreement has bank commitments of $300 million at September 30, 1996 and a revolving period maturity date of June 30, 1998. Pricing on the Revolving Credit Agreement is dependent on the Company's credit ratings and is based on a fixed spread over the London Interbank Offered Rate (LIBOR). The Company currently pays a facility fee on any unused commitment in the facility.
  Unless the Company requests and the banks approve a renewal or extension of the agreement, borrowings outstanding on the revolving period maturity date will be converted to a five year term loan payable in equal quarterly installments with a final term maturity of June 30, 2003. The Company borrows on a short-term basis by issuing commercial paper and using uncommitted lines of credit. Short-term borrowings are back stopped by the unused borrowing capacity under the Revolving Credit Agreement, and hence have been classified as Revolving Credit Agreement borrowings. All borrowings classified as Revolving Credit Agreement borrowings at September 30, 1995 and September 30, 1996 were comprised of such uncommitted lines and commercial paper. Such borrowings have a weighted average interest rate of 5.6%. At September 30, 1996, $140 million of unused commitment was available. The weighted average interest rates incurred under the Revolving Credit Agreement, consisting primarily of short-term borrowings, were 4.1%, 6.0% and 5.8% during 1994, 1995 and 1996, respectively.
  The secured financing, consisting primarily of capital lease obligations and term loans has a weighted average interest rate of 9.2% and is payable in installments through 2001. The weighted average interest rates incurred under the secured financing were 9.1%, 9.3% and 9.4%, during 1994, 1995 and 1996, respectively.
  Revenue equipment recorded on the consolidated balance sheets related to capital leases and secured debt was as follows at September 30, 1995 and 1996:

(Millions of dollars)                                             1995    1996
Revenue equipment                                               $179.0  $140.6
Accumulated depreciation                                         (72.5)  (62.7)
                                                                ------  ------
   Net secured equipment                                        $106.5  $ 77.9
                                                                ------  ------

  Assuming the Company were to convert the Revolving Credit Agreement to a term loan on its revolving period maturity date, the amount of minimum maturities of all debt during each of the next five fiscal years and thereafter would be as follows:

(Millions of dollars)                                               Total Debt
1997                                                                   $  55.8
1998                                                                      76.9
1999                                                                     101.9
2000                                                                     107.8
2001                                                                     105.1
2002 and thereafter                                                      444.5
                                                                       -------
   Total payments and maturities                                       $ 892.0
                                                                       -------

  The Company's loan agreements contain minimum debt service tests and various restrictive covenants including, without limitation, restrictions on incurring debt in relation to revenue equipment and stockholders' equity and limitations on secured borrowings. The Company's loan agreements contain covenants that restrict the payment of dividends by the Company or repurchases of common stock. In addition, certain loan agreements contain covenants that restrict advances to and the payment of dividends to the Company by its subsidiaries, including XTRA, Inc. Under the most restrictive provisions of the Company's loan agreements, the repurchase of common stock and/or the amount of cash dividends which could be paid on the Company's capital stock was limited to $94 million at September 30, 1996.

(5) Income Taxes

The components of the provision for income taxes for 1994, 1995 and 1996 are as follows:

(Millions of dollars)                                    1994    1995    1996
-----------------------------------------------------------------------------
Current tax provision
Federal                                                 $16.2   $ 7.6  $ (3.5)
State                                                     4.0     2.8      .8
                                                        -----   -----   -----
  Current tax provision                                  20.2    10.4    (2.7)
                                                        -----   -----   -----
Deferred tax provision
Federal                                                  15.8    23.2    25.2
State                                                     4.8     7.1     5.5
                                                        -----   -----   -----
  Deferred tax provision                                 20.6    30.3    30.7
                                                        -----   -----   -----
    Provision for income taxes                          $40.8   $40.7   $28.0
                                                        -----   -----   -----

  The provision differs from income taxes currently payable because certain items of income and expense are recognized in different periods for financial statement purposes than for tax return purposes.
  The reasons for the difference between the statutory U.S. Federal income tax rates and the Company's effective income tax rates for 1994, 1995 and 1996 are as follows:

Percent of Pretax Income                                 1994    1995    1996
-----------------------------------------------------------------------------
Federal statutory rate                                   35.0%   35.0%   35.0%
Increase in taxes resulting from:
  State taxes                                             5.5     6.3     5.3
  Other, net                                              1.0      .2      .2
                                                        -----   -----   -----
    Effective income tax rate                            41.5%   41.5%   40.5%
                                                        -----   -----   -----

  The components of the net deferred tax liability as of September 30, 1995 and 1996 are as follows:

(Millions of dollars)                                            1995    1996
-----------------------------------------------------------------------------
Assets
  Capital lease obligations                                    $ 31.1  $ 23.8
  Investment tax credits                                          2.6     3.0
  Alternative minimum tax credits                                 9.6    17.6
  Other                                                          20.4    17.7
                                                               ------  ------
    Total deferred tax assets                                  $ 63.7  $ 62.1
                                                               ------  ------

Liabilities
  Revenue equipment                                            $231.4  $264.3
  Other                                                          26.0    24.7
                                                               ------  ------
    Total deferred tax liabilities                              257.4   289.0
                                                               ------  ------
    Net deferred tax liability                                 $193.7  $226.9
                                                               ------  ------

  The Company estimates that after filing its fiscal 1996 tax return, it will have $3 million of investment tax credit carryforwards and $18 million of alternative minimum tax credit carryforwards available to reduce future federal income tax liabilities. The investment tax credit carryforwards expire beginning in 2000. The benefit of both tax credit carryforwards has been recorded in the Company's financial statements. The Company has not recognized a valuation allowance for deferred tax assets.

(6) Commitments and Contingencies

The Company has leased rental equipment with an original cost of $4 million under operating leases. In addition, the Company's offices and certain facilities are occupied under leases expiring at various dates.
  At September 30, 1996, the Company's rental commitments under the non-cancelable portion of these leases for the next five years and in total thereafter were as follows:

                                         Total Lease
(Millions of dollars)                           Commitments
1997                                          $  6.3
1998                                             5.2
1999                                             3.5
2000                                             2.8
2001                                             2.3
2002 and thereafter                              6.3
                                               -----
                                              $ 26.4
                                               -----

  Rental equipment lease financing expense amounted to $7 million, $2 million and $1 million in 1994, 1995 and and 1996, respectively which is included in the income statement under the caption Depreciation on rental equipment. Other rental expense amounted to $4 million in 1994 and 1995 and $5 million in 1996.
  As of November 13, 1996, the Company had committed capital expenditures of $59 million, principally for revenue equipment in fiscal 1997.
  The Company has reached agreements to resolve its alleged involvement with respect to the environmental problems at the Edgerton Sand and Gravel Landfill site in Edgerton, Wisconsin and an adjacent manufacturing facility owned by its subsidiary prior to 1978. These agreements resolved the amount of the Company's financial obligations with respect to the remediation as well as the provision of an alternative water supply to affected residences in the area of the landfill site. The Company's financial obligations under these agreements were not material to the financial condition of the Company and had previously been fully provided for in the Company's financial statements.
  The Illinois Environmental Protection Agency has notified a subsidiary of the Company of alleged environmental contamination resulting from the zinc smelting operations by a prior owner of property that the subsidiary owns in Fairmont City, Illinois. The Company has had initial discussions with the successors in interest currently responsible for the liabilities of the prior owner with respect to participation in an investigation and cleanup of the facility under the Illinois voluntary remediation program. Based upon the Company's current understanding of the nature of the contamination, the Company believes that the resolution of this matter will not have a material impact on the Company's results of operations, cash flows or financial condition.

(7) Retirement Plans

The Company provides retirement benefits to substantially all of its employees through a qualified and funded defined contribution retirement plan. The Company's yearly profit sharing cash contributions are discretionary and the retirement trust fund's assets are administered by a trustee. The Company's contributions include an employee- matching contribution to a 401(k) plan and a profit sharing contribution and are based on a specified percentage of employee qualified compensation. Participants are entitled to their vested portion of the retirement assets upon termination of employment. The Company recorded defined contribution pension expense of approximately $2 million in 1994, 1995 and 1996.

(8) Business Information

The Company leases domestic and international transportation equipment. The over-the-road and intermodal equipment is leased throughout North America and the marine containers are moved between countries in international commerce. Information about the business of the Company by geographic area for 1995 and 1996 is presented in the table below. Prior to 1995, all of the Company's business was conducted in North America.

(Millions of dollars)                                         1995       1996
                                                          -------------------
Revenues:
  North America                                           $  358.1   $  347.4
  International                                               19.6       75.1
                                                          --------   --------
                                                          $  377.7   $  422.5
                                                          --------   --------
Operating Income:
  North America                                           $  131.2   $  115.6
  International                                                8.2       19.9
                                                          --------   --------
                                                          $  139.4   $  135.5
                                                          --------   --------
Identifiable Assets:
  North America                                           $1,126.1   $1,100.2
  International                                              390.3      436.6
                                                          --------   --------
                                                          $1,516.4   $1,536.8
                                                          --------   --------

(9) Common Stock

Repurchase of Common Stock
The Company has authorized the repurchase of up to $200 million of its common stock. The timing of the repurchases, which could occur over an extended period of time, will depend on price, market conditions and other factors. As of November 13, 1996, the Company had repurchased approximately $79 million of common stock.

1987 Stock Incentive Plan
The 1987 Stock Incentive Plan authorizes the issuance of 1,150,000 shares of common stock under the plan. The plan enables the Company to grant awards to key employees including restricted stock awards, stock options and stock appreciation rights, subject primarily to the requirement of continuing employment. The awards under this plan are available for grant over a period of ten years from the date on which the plan was adopted, but grants may vest beyond the ten year period. Stock options issued by the Company are exercisable at a future time as specified by the Company and generally expire from five to ten years from the date of grant. The exercise price of stock options may not be less than the fair market value of the common stock at the date of grant.

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

1991 Stock Option Plan for Non-Employee Directors
The 1991 Stock Option Plan for Non-Employee Directors authorizes the granting of options for a maximum of 50,000 shares. The option price per share is equal to the fair market value of the common stock on the date of grant. The term of each option is five years and options become exercisable one year after the date of grant.

The XTRA Corporation Deferred Director Fee Option Plan
The Deferred Director Fee Option Plan allows a non-employee director to elect to receive, in lieu of his annual retainer fee and/or board and committee meeting fees, a non-qualified stock option covering a specified amount of shares. The option exercise price is 50% of the fair market value of the shares at the time the options are awarded and the amount of shares is determined by dividing the director's fees by the exercise price.

The following table summarizes the transactions pursuant to the Company's Stock Option Plans for the three-year period ended September 30, 1996:

                                                  Shares      Option Price
                                                 (000's)     Per Share ($)
                                                 -------------------------
Options outstanding at September 30, 1993:           227     9.75 to 43.75
  Granted                                             79    24.25 to 50.50
  Exercised                                          (54)   10.82 to 36.13
  Forfeited                                           (3)   36.13 to 50.50
                                                     ---

Options outstanding at September 30, 1994:           249     9.75 to 50.50
  Granted                                            501    22.81 to 50.63
  Exercised                                          (78)    9.75 to 36.13
  Forfeited                                           (6)   36.13 to 50.50
                                                     ---

Options outstanding at September 30, 1995:           666    10.82 to 50.63
  Granted                                             21    20.75 to 45.38
  Exercised                                          (36)   10.82 to 37.75
  Forfeited                                          (11)   36.13 to 50.63
                                                     ---

Options outstanding at September 30, 1996:           640    15.69 to 50.63
                                                     ---

Exercisable options at September 30, 1996:           587    15.69 to 50.63

Options available for grant at September 30, 1996:   233

Accounting for Stock-Based Compensation
In December 1995, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 123 (SFAS No. 123) "Accounting for Stock-Based Compensation", which is to become effective for fiscal years beginning after December 15, 1995. SFAS No. 123 requires that employee stock-based compensation be recorded or disclosed at its fair value. The Company expects to continue to account for stock-based compensation under APB No. 25 and does not anticipate adopting the new accounting provision for stock-based compensation. SFAS 123 requires that companies which do not choose to account for stock-based compensation as prescribed by this statement, shall disclose, among other information, the proforma effects on earnings per share as if SFAS 123 had been adopted.

(10) Disclosures about Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Short-term Investments
The carrying amount approximates fair value because of the short maturity of those instruments.

Debt
The fair value of the Company's fixed rate debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The fair value of the Company's floating rate debt is its carrying amount.

Interest Rate Swap Agreements
The fair value of interest rate swaps (used for hedging purposes) was the estimated amount that the Company would have paid to terminate the swap agreements taking into account interest rates and the credit-worthiness of the swap counterparties. These agreements matured in fiscal 1996.
  The carrying amounts and estimated fair values of the Company's financial instruments are as follows:

For the two years ended September 30, 1996               Carrying        Fair
(Millions of dollars)                                      Amount       Value
                                                        ---------------------
1995
Cash and short-term investments                            $  7.0      $  7.0
Debt                                                        897.5       905.1
Interest rate swaps                                             -         (.7)

1996
Cash and short-term investments                            $  8.1      $  8.1
Debt                                                        892.0       877.0

(11) Allowance for Doubtful Accounts

Allowance for doubtful accounts as of September 30, 1994, 1995 and 1996 consist of the following:

For the year ended September 30,
(Millions of dollars)                                    1994    1995    1996
                                                         --------------------
Balance at beginning of year                            $ 9.6   $10.9   $15.9
Additions charged to operating expenses                   4.2     4.2     3.5
Additions charged to revenues                              .2      .4       -
Deductions(1)                                             3.1     3.0     5.9
Other(2)                                                    -     3.4       -
                                                        -----   -----   -----
Balance at end of year                                  $10.9   $15.9   $13.5
                                                        -----   -----   -----

(1) Amounts charged against reserves, net of recoveries.
(2) Includes the addition of reserves for accounts receivable related to acquisitions.

(12) Selected Financial Data of Significant Subsidiaries

The condensed consolidated data for XTRA Inc., a wholly-owned subsidiary of XTRA Corporation, included in the consolidated financial information of the Company, is summarized below:

                             XTRA, Inc.
                             and Subsidiaries

For the three years ended September 30, 1996
(Millions of dollars)                                1994      1995      1996
                                                     ------------------------
Income Statement Data
Revenues                                         $  355.3  $  377.7  $  422.5
Income before provision for income taxes             98.4      97.9      68.9
Net income                                           57.6      57.2      40.9

Selected Balance Sheet Data
Receivables, net                                 $   95.3  $   90.9  $   93.9
Net property and equipment                          842.8   1,395.5   1,406.8
Other assets                                         64.0      27.0      35.7
                                                 --------  --------  --------
  Total assets                                   $1,002.1  $1,513.4  $1,536.4
                                                 --------  --------  --------

Debt                                             $  443.8  $  897.5  $  892.0
Deferred income taxes                               165.7     193.7     226.9
Other liabilities                                    66.3      69.7      76.8
                                                 --------  --------  --------
  Total liabilities                                 675.8   1,160.9   1,195.7
Stockholders' equity                                326.3     352.5     340.7
                                                 --------  --------  --------
  Total liabilities and stockholders' equity     $1,002.1  $1,513.4  $1,536.4
                                                 --------  --------  --------

Report of Independent Public Accountants

To the Stockholders of XTRA Corporation:

We have audited the accompanying consolidated balance sheets of XTRA Corporation (a Delaware corporation) and subsidiaries as of September 30, 1995 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XTRA Corporation and subsidiaries as of September 30, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ending September 30, 1996, in conformity with generally accepted accounting principles.



/S/ ARTHUR ANDERSEN LLP

Boston, Massachusetts
November 13, 1996