Form 10-K405, Exhibit 13
period 1997-09-30
XTRA CORP /DE/
filed 1997-12-19
CIK 217591

                                                                    Exhibit 13.1

FIVE YEAR SELECTED FINANCIAL DATA


Year ended September 30,                                             1997      1996      1995      1994       1993
(Millions of dollars except per share amounts)
------------------------------------------------------------------------------------------------------------------
Operations
Revenues                                                           $  435    $  422    $  378    $  355     $  329

Cash provided from operations                                         269       272       237       233        196

Capital expenditures (including equipment acquired
  under operating leases)/(1)/                                        249       210       699       236        410

Income before income taxes                                             71        69        98        98         72

Net income                                                             43        41        57        58         38/(2)/

Per Share Information
Fully diluted earnings per share                                   $ 2.77    $ 2.56    $ 3.39    $ 3.38      $2.09/(2)/

Dividends declared per share                                       $  .78    $  .70    $  .62    $  .54      $ .46

Financial Position
Total assets                                                       $1,585    $1,537    $1,516    $1,005      $ 858

Total debt and redeemable preferred stock                             892       892       898       444        388

Total stockholders' equity                                            360       342       359       331        280

/(1)/Includes capital expenditures for acquisitions. See Note 2 of the Notes to Consolidated Financial Statements.

/(2)/Includes the effect of the Revenue Reconciliation Bill of 1993 which raised the federal corporate tax rate from 34% to 35%. The Company restated the deferred tax liabilities and assets to reflect the higher rate, recording additional tax expense of approximately $5 million.