Form 10-K405, Exhibit 13
period 1997-09-30
XTRA CORP /DE/
filed 1997-12-19
CIK 217591

                                                                    Exhibit 13.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED SEPTEMBER 30, 1997
(Not covered by Report of Independent Public Accountants)

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

Revenues and Business Conditions

     XTRA Corporation leases, primarily on an operating basis, freight transportation equipment including over-the-road trailers, marine containers, intermodal trailers, chassis, and domestic containers. XTRA's equipment utilization, lease rates, and therefore, profitability, are impacted by the supply of and demand for available equipment, the level of economic activity in North America, world trade activity, the actions of its competitors, and other factors in the freight transportation industry. The discussion and data below are presented on a consolidated basis.

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

     The June 1995 marine container acquisition, in addition to providing a further diversification of its customer base, has reduced XTRA's dependence on the North American transportation industry. Although the marine container business is international, substantially all transactions are denominated in U.S. dollars. This discussion includes the marine container operating results for fiscal years 1997 and 1996 and for the three months ended September 30, 1995. Reference to years in the discussion below refer to XTRA Corporation's fiscal years (the period from October 1 to September 30).

     Revenues

     Revenues are a function of lease rates and working units; the latter depends on fleet size and equipment utilization. Utilization, the ratio of revenue-earning units to the total fleet, is derived from billing information, usage reports and other information from customers, assumptions based on historical experience, and equipment inventories taken at Company depots, and is an approximation. Utilization is impacted by the supply of and demand for available equipment, the level of economic activity in North America, and world trade activity.

     The following table sets forth the Company's average equipment utilization (dollar weighted by investment in each type of equipment), average fleet size in units, and average net investment in revenue equipment for the years ended September 30, 1997, 1996, and 1995. The Company's average fleet size and net investment includes equipment owned by the Company, equipment leased-in from third parties under operating and capital leases, and equipment leased to third parties under finance leases.

Year ended September 30,                              1997          1996         1995/(1)/
-----------------------------------------------------------------------------------------
North America:
Utilization                                            85%           81%             86%
Units                                              131,000       133,000         129,000
Net investment in equipment (in millions)             $996        $1,005            $919

International:
Utilization                                            79%           81%             90%
Units                                              157,000       141,000          31,000
Net investment in equipment (in millions)             $418          $403            $147

Consolidated:
Utilization                                            84%           81%             86%
Units                                              288,000       274,000         160,000
Net investment in equipment (in millions)           $1,414        $1,408          $1,066

     /(1)/The Company acquired certain net assets of Matson Leasing Company, Inc. on June 30, 1995. The 1995 figures shown here are annual averages. 1995 fourth quarter average International utilization was 90%, fleet size was 125,000 units, and net investment in equipment was $367 million. 1995 fourth quarter average Consolidated dollar-weighted utilization was 84%, fleet size was 256,000 units, and net investment in equipment was $1,357 million.

     Overall 1996 revenues increased by 12% to $422 million from $378 million in 1995, principally due to the inclusion of the marine container business for the full fiscal year versus one quarter of the year in 1995, partially offset by lower revenues generated from the Company's domestic business, primarily intermodal trailers. The domestic transportation industry did not experience the moderate growth seen in the domestic economy in 1996. The decrease in utilization of the Company's domestic transportation equipment to 81% in 1996 from 86% in 1995 reflected reduced freight levels and increased industry-wide equipment supply. The over-supply of domestic transportation equipment was due to the record level of industry purchases in 1994 and 1995. In 1996, industry purchases of equipment were reduced considerably. Lower growth in freight demand, particularly in the Far East, affected worldwide growth of marine container usage. An increase in the supply of marine containers resulting from substantial industry-wide purchases also reduced utilization of leased containers. XTRA's marine container utilization declined to average 81% for 1996 from 90% in 1995. The significant increase in average net investment in equipment in 1996 was primarily attributable to the acquisition of the marine container business in late 1995.

     Revenues increased 3% or $13 million to $435 million in 1997, primarily due to improvement in the North American businesses. The Company's overall average equipment utilization increased by 3%.

     In 1997, XTRA's North American revenues increased 3% or $12 million due to higher equipment utilization and improving lease rates. The Company's North American utilization began improving during the second half of 1996 and continued into 1997. Utilization averaged 85% in 1997, as compared to 81% in 1996. Lower industry-wide capital spending and increasing demand, as reflected in improving intermodal loadings and truck tonnage, positively impacted the supply/demand balance during 1997. The 2,000 unit decrease in fleet size was primarily due to reductions in the intermodal trailer fleet, offset by additions to the over-the-road trailer fleet.

     XTRA's 1997 International revenues increased 2% or $1 million, primarily due to a larger fleet size and an increase in the number of working units in the second half of 1997, offset by a lower average effective lease rate. More balanced world-wide trade resulted in more efficient use of equipment by shippers, hence lower usage of leased containers. In 1996, substantial industry-wide purchases had increased the supply of marine containers. XTRA's marine container utilization declined to average 79% in 1997 from 81% in 1996. The industry over-capacity and sluggish demand for leased marine containers continue to exert pressure on container lease rates. The Company's average international fleet size increased to 157,000 units in 1997 from 141,000 units in 1996 as a result of modest capital spending.

     In 1997, industry container purchases were down considerably versus 1996. In the third quarter of 1997, XTRA's international utilization improved over the comparable prior year period for the first time in seven quarters. This improvement continued into the fourth quarter of 1997. While industry over-capacity and rate deterioration continue to be a problem, XTRA remains cautiously optimistic about the longer term prospects of this business segment.

     Operating Expenses

     Depreciation expense increased 25% or $29 million in 1996 due to the addition of the marine container fleet for the full fiscal year as well as an increase in the over-the-road fleet. In 1997, depreciation expense increased 2% or $3 million mainly due to a larger fleet.

     In 1996, rental equipment operating expenses increased 15% or $13 million due to the inclusion of the marine container business for the full fiscal year. In 1997, rental equipment operating expenses increased 8% or $8 million due to higher storage and repositioning costs associated with more idle marine containers, as well as increased facility costs.

     In 1996, selling and administrative expenses increased 20% or $6 million due to the marine container business included for the full fiscal year. In 1997, selling and administrative expenses increased 8% or $3 million. Approximately half of the increase was due to an increase in bad debt expense.

     Interest Expense

     Interest expense is a function of the amount of average net debt outstanding (long-term debt less cash) and average interest rates. The following table sets forth total average net debt outstanding and interest expense as a percentage of total average net debt outstanding.

Year ended September 30,                                              1997    1996    1995
------------------------------------------------------------------------------------------
Average net debt outstanding (millions of dollars)                    $882    $906    $518
Interest expense as a percentage of average net debt outstanding      7.1%    7.3%    8.0%

     In 1996, interest expense increased 60% or $25 million due primarily to an increase in average net debt outstanding. In 1997, interest expense decreased 5% or $3 million, due to a decrease in average net debt outstanding, as well as a decrease in the average effective interest rate.

     Income Before Provision for Income Taxes

     In 1996, pretax earnings decreased 29% or $29 million primarily due to lower domestic equipment utilization and as a result of the Company's high percentage of fixed costs. Pretax earnings in 1997 increased 3% or $2 million due primarily to improving utilization.

     Provision for Income Taxes

     The Company's effective income tax rate was approximately 42%, 41%, and 40% in 1995, 1996, and 1997, respectively. For additional information regarding the provision for income taxes, see Notes 1 and 5 of the Notes to Consolidated Financial Statements.

Financial Liquidity and Capital Resources

     Significant capital investment is required by the Company's leasing operations, not only for growth but also for replacement of units retired from service. However, during periods of slower economic growth or excess equipment supplies, capital expenditures may be curtailed until demand for transportation equipment increases.

     The following table sets forth capital expenditures by equipment type, including units acquired by acquisition, units purchased, and units leased-in from third parties under operating leases. The capital expenditures for 1998 represent XTRA's commitments for 1998 as of November 12, 1997.


     (Millions of dollars)                 1998      1997      1996      1995
     ------------------------------------------------------------------------
     Over-the-road trailers                 $14      $193      $100      $204
     Marine containers                        9        30        79       379
     Intermodal trailers                      -         -         2        50
     Chassis                                  -         2        22        46
     Domestic containers                      -        18         2         1
     Other                                    1         6         5        19
                                            ---------------------------------
       Total                                $24      $249      $210      $699
                                            ---------------------------------

     The Company recognizes the importance of managing capital spending as essential to maintaining the quality of its fleet. The Company increases its fleet by purchasing new and used equipment and by acquiring equipment from other leasing companies. 1995 capital expenditures included
     $360 million in equipment acquired from Matson Leasing Company, Inc. In 1996, capital expenditures decreased to $210 million in response to weak industry conditions in both the domestic and international businesses. In 1997, capital expenditures increased to $249 million as XTRA purchased over-the-road trailers to respond to current and anticipated strong future market demand. As of November 12, 1997, XTRA's committed capital expenditures for 1998 amounted to $24 million. The Company may increase capital spending in 1998 if conditions warrant. Actual capital expenditures for 1998 will depend on the Company's assessment of business conditions.

     During the three years ended September 30, 1997, the Company generated $778 million of cash flow from operations. During this same period, XTRA invested $1,156 million in property and equipment including acquisitions, paid dividends of $34 million, repurchased $74 million of common stock net of stock options exercised, and increased net debt (debt less cash) outstanding by $486 million.

     Although some level of future capital spending can be financed internally, the ability to fund expenditures above that level will depend upon the availability of external financing.

     In addition to cash flow from operations, XTRA generally has available to it a variety of external means to finance future growth of its leasing equipment fleet. The Company's external financing options include a combination of medium-term and long-term borrowings in the public debt market, a revolving credit agreement, intermediate and long-term financing from banks and institutional investors, and lease financing. The Company has registered with the Securities and Exchange Commission $604 million of securities consisting of Preferred Stock and Common Stock of the Company and Senior and Subordinated Debt Securities of its subsidiary XTRA, Inc., fully and unconditionally guaranteed by XTRA Corporation (see Note 4 of Notes to Consolidated Financial Statements). As of November 12, 1997, XTRA, Inc. has $532 million available for future issuance under this Shelf Registration. As of November 12, 1997, the Company had $144 million of unused committed credit available under its $300 million Revolving Credit Agreement. The Company's access to external financing will depend upon prevailing market conditions and the Company's credit ratings. There can be no assurance that XTRA will be able to borrow funds in those markets at attractive rates or with covenants that are not more restrictive than the current debt covenants. The Company also has potential access to external funds through the issuance of capital stock. XTRA deems its sources of financing adequate to meet projected needs.

     The Company's source of funds for the payment of dividends on its capital stock are advances and dividends from its direct and indirect wholly-owned subsidiaries, including XTRA, Inc. The primary sources of funds for XTRA, Inc. are cash flows from operations, external financing, and advances from its subsidiaries. Several of the Company's loan agreements contain covenants that restrict the payment of dividends or repurchases of common stock by the Company. In addition, certain loan agreements contain covenants that restrict advances to and the payment of dividends to the Company by its subsidiaries, including XTRA, Inc. Under the most restrictive provisions of the Company's loan agreements, the repurchase of common stock and/or the amount of cash dividends which could be paid on the Company's capital stock was limited to $110 million at September 30, 1997. For additional information regarding debt, see Note 4 of the Notes to Consolidated Financial Statements.

     The Company has authorized the repurchase of up to $200 million of XTRA's common stock. The timing of the repurchases, which could occur over an extended period of time, will depend on price, market conditions, and other factors. As of November 12, 1997, the Company had repurchased $79 million of common stock under this authorization.

     Year 2000

     The Company does not expect to incur significant costs during the next two to three years to address the impact of the "Year 2000 problem" on its information systems. The "Year 2000 problem," which is common to most corporations, concerns the inability of information systems, primarily computer software programs, to properly recognize and process date sensitive information as the year 2000 approaches. The Company has completed an assessment of the majority of its systems and is in the process of developing a specific workplan to address this issue. The Company currently believes it will be able to modify or replace its affected systems in time to minimize any detrimental effects on operations. The Company expects that the costs it will incur to ensure its systems are Year 2000 compliant will not be material to the Company's results of operations, liquidity, or consolidated financial position.

CAUTIONARY STATEMENTS FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     The foregoing Management's Discussion and Analysis of Financial Condition and Results of Operations and letter to our shareholders contain certain forward-looking statements, including estimates of economic and industry conditions, equipment utilization, and capital expenditures. In addition, the Company may occasionally make forward-looking statements and estimates such as forecasts and projections of the Company's future performance or statements of management's plans and objectives. These forward-looking statements may be contained in, among other things, SEC filings and press releases made by the Company and in oral statements made by the officers of the Company. Actual results could differ materially from those contained in such forward-looking statements. Therefore, no assurances can be given that the results in such forward-looking statements will be achieved. Important factors that could cause the Company's actual results to differ from those contained in such forward-looking statements include, among others, the factors mentioned below. An additional risk factor is the Company's ability to address the "Year 2000 problem" in a timely and efficient manner.

Variable Revenues and Fixed Operating Expenses

     The Company's revenues, which are based on lease rates, utilization, and supply of and demand for equipment, are variable due to their dependence on the level of domestic and international economic activity, as well as changing industry levels of equipment supply. In addition, the Company has a high percentage of fixed operating expenses, which include depreciation, a portion of rental equipment operating expenses, and selling and administrative expenses. As a result, the Company's pretax profits are cyclical. If domestic or global economic activity remains slow or if an oversupply of industry equipment exists, operating margins may be adversely affected. See below for further discussion.

     Lease Rates

     Lease rates depend on the type of lease, length of term, maintenance provided, and the type and age of the equipment. Future lease rates may increase or decrease depending on competition, economic conditions, and other factors.

     Utilization

     Utilization is the ratio of revenue earning units to the total fleet. Utilization is directly impacted by the level of economic activity in North America, world trade activity, the supply of and demand for available equipment, the actions of competitors, and other factors in the freight transportation industry.

     Supply of Equipment

     New equipment, supplied by a number of manufacturers, is built to the Company's specifications and reflects industry standards and customer needs. There is often a considerable amount of time between when an order is placed and when the equipment is delivered. In addition, it is difficult to accurately predict demand for the Company's equipment in future periods. As a result, the Company's performance in a given period may be adversely affected either because of its inability to quickly increase fleet size because of extended back orders, to take advantage of unexpectedly strong demand, or to quickly reduce fleet size in order to react to reduced demand.

     Demand

     Demand for equipment is affected by economic factors, equipment supply, and shifting traffic trends in the industry. A softening domestic or international economy may result in lower levels of freight shipments. Shifting traffic trends in the industry, such as truckers competing more aggressively, may divert some intermodal freight to over-the-road. Other items affecting demand which may impact leasing needs can include severe adverse weather conditions such as floods or snow storms or strikes by transportation unions.

     Operating Expenses

     The Company's operating expenses consist of a high percentage of fixed costs and thus profitability can change as revenues fluctuate due to increases and decreases in utilization and/or lease rates. The fixed costs include depreciation, a portion of rental equipment operating expenses, and selling and administrative expenses. As a result, income from operations can be cyclical. If revenues decline in any period, operating margins may change from those reported in prior periods due to the fixed nature of a significant portion of the Company's expenses.

Capital Needs

     The acquisition of new equipment, both for growth as well as replacement of older equipment, requires significant capital. In addition, over the past several years, the Company has grown its fleet through acquisitions of other companies such as Strick Lease and Matson Leasing Company, Inc., requiring additional capital. While the Company generally has had available a variety of sources to finance such expenditures and acquisitions at favorable rates or terms, the availability of such capital depends heavily upon prevailing market conditions, the Company's capital structure, and its credit ratings. No assurances can be given that financing will continue to be available at attractive rates or with covenants that are not more restrictive than the Company's current debt covenants.

Interest Rates

     Over the past several years, interest rates have remained at relatively low levels. Due to the Company's heavy dependence upon external financing to fund its capital needs and acquisitions, the level of interest rates directly affects the Company's profitability. The Company attempts to moderate the effect of changing interest rates by maintaining a high percentage of its debt with fixed rates. An increase in interest rates or a downgrade in the Company's debt ratings would adversely impact the cost of new borrowings, thereby adversely affecting its profitability.

Foreign Exchange Rates

     A portion of the Company's business is transacted in local currencies. As a result, the Company's financial results are subject to foreign exchange rate fluctuations.

Acquisitions

     Over the past years, the Company has used acquisitions of fleets operated by other companies to help grow its business. In order for the Company to take advantage of favorable acquisition opportunities as they are presented, it may be necessary for the Company to significantly increase its debt leverage ratio which could adversely affect its credit ratings. Also, the ability of the Company to take advantage of acquisition opportunities will depend on the availability of capital. See financial liquidity and capital resources above for discussion.

Consolidations of the Company's Customer Base

     Consolidations through mergers or acquisitions of the Company's customer base, including railroad or steamship lines, may result in reduced demand for leased equipment.


7