Form 10-K405, Exhibit 13
period 1997-09-30
XTRA CORP /DE/
filed 1997-12-19
CIK 217591

                                                                    Exhibit 13.3



INDEX TO FINANCIAL STATEMENTS
XTRA Corporation and Subsidiaries
(Information required by Part II, Items 7 and 8 and Part IV, Item 14 of Form
10-K)




Financial Statements                                                                                             Page
      Consolidated balance sheets - September 30, 1997 and 1996                                                    2
      Consolidated income statements for the three years ended September 30, 1997                                  3
      Consolidated statements of cash flows for the three years ended September 30, 1997                           4
      Unaudited quarterly condensed consolidated income statements for the years ended
        September 30, 1997 and 1996                                                                                5
      Consolidated statements of stockholders' equity for the three years ended September 30, 1997                 6
      Notes to consolidated financial statements                                                                   7
      Report of independent public accountants                                                                    18

CONSOLIDATED BALANCE SHEETS
XTRA Corporation and Subsidiaries


September 30,                                                                                 1997             1996
(Millions of dollars except per share and share amounts)
--------------------------------------------------------------------------------------------------------------------
Assets
Property and equipment at cost
Revenue equipment and other                                                                 $2,112            $1,977
Accumulated depreciation                                                                      (658)             (570)
                                                                                            ------------------------
    Net property and equipment                                                               1,454             1,407
                                                                                            ------------------------
Cash                                                                                             4                 8
Trade receivables, net                                                                          65                52
Lease contracts receivable                                                                      43                42
Other assets                                                                                    19                28
                                                                                            ------------------------
                                                                                            $1,585            $1,537
                                                                                            ------------------------
Liabilities and Stockholders' Equity
Liabilities
Debt                                                                                        $  892            $  892
Deferred income taxes                                                                          252               227
Accounts payable and accrued expenses                                                           81                76
                                                                                            ------------------------
    Total liabilities                                                                        1,225             1,195
                                                                                            ------------------------
Commitments and contingencies (Note 6)

Stockholders' equity
Preferred Stock, without par value; total authorized: 3,000,000 shares
Common Stock, par value $.50 per share; authorized:
  30,000,000 shares; issued and outstanding:
  15,276,600 shares at September 30, 1997;
  15,550,499 shares at September 30, 1996                                                        8                 8
Capital in excess of par value                                                                  52                64
Retained earnings                                                                              304               273
Cumulative translation adjustment                                                               (4)               (3)
                                                                                            ------------------------
    Total stockholders' equity                                                                 360               342
                                                                                            ------------------------
                                                                                            $1,585            $1,537
                                                                                            ------------------------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED INCOME STATEMENTS
XTRA Corporation and Subsidiaries


For the year ended September 30,                                          1997             1996             1995
(Millions of dollars except per share amounts)
----------------------------------------------------------------------------------------------------------------
Revenues                                                                 $ 435            $ 422            $ 378

Operating expenses
Depreciation on rental equipment                                           149              146              117
Rental equipment operating expense                                         109              101               88
Selling and administrative expense                                          43               40               34
                                                                         ---------------------------------------
                                                                           301              287              239
                                                                         ---------------------------------------

  Operating income                                                         134              135              139

Interest expense                                                            63               66               41
                                                                         ---------------------------------------
  Income before provision for income taxes                                  71               69               98

Provision for income taxes                                                  28               28               41
                                                                         ---------------------------------------
  Net income                                                             $  43            $  41            $  57
                                                                         ---------------------------------------
Earnings per fully diluted common share                                  $2.77            $2.56            $3.39

Weighted average number of fully diluted common and
  common equivalent shares outstanding (in millions)                      15.4             16.1             16.9

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
XTRA Corporation and Subsidiaries


For the year ended September 30,                                    1997             1996             1995
(Millions of dollars)
----------------------------------------------------------------------------------------------------------
Cash flows from operations
Net Income                                                         $  43             $  41           $  57
Add non-cash income and expense items:
  Depreciation and amortization, net                                 148               146             111
  Deferred income taxes, net                                          26                31              30
  Bad debt expense                                                     5                 3               4
Add other cash items:
  Net change in receivables, other assets,
    payables and accrued expenses                                     (7)                2             (12)
  Cash receipts on lease contracts receivable                         21                18              19
  Recovery of property and equipment net book value                   33                31              28
                                                                   ---------------------------------------
    Total cash provided from operations                              269               272             237
                                                                   ---------------------------------------
Cash used for investment activities
Additions to property and equipment                                 (249)             (205)           (339)
Acquisition of certain net assets of Matson Leasing Co., Inc.          -                (5)           (358)
                                                                   ---------------------------------------
    Total cash used for investment activities                       (249)             (210)           (697)
                                                                   ---------------------------------------
Cash flows from financing activities
Borrowings of debt                                                    72               247             493
Payments of debt                                                     (72)             (252)            (41)
Net proceeds from exercise of stock options                            1                 1               2
Repurchase of common stock                                           (13)              (45)            (20)
Dividends paid                                                       (12)              (11)            (11)
                                                                   ---------------------------------------
    Total cash provided by (used for) financing activities           (24)              (60)            423
                                                                   ---------------------------------------
Net increase (decrease) in cash                                       (4)                2             (37)
Cash at beginning of year                                              8                 6              43
                                                                   ---------------------------------------
Cash at end of year                                                $   4             $   8           $   6
                                                                   ---------------------------------------
Total interest paid                                                $  59             $  52           $  35
Total income taxes paid (refunded)                                 $  (5)            $  (2)          $  17

The accompanying notes are an integral part of these consolidated financial statements.

UNAUDITED QUARTERLY CONDENSED CONSOLIDATED INCOME STATEMENTS
XTRA Corporation and Subsidiaries


For the four quarters ended September 30, 1997 and 1996                     First          Second          Third        Fourth
(Millions of dollars except per share amounts)                            Quarter         Quarter        Quarter       Quarter
------------------------------------------------------------------------------------------------------------------------------
1997
Revenues                                                                   $ 111           $ 102           $ 105         $ 117
Expenses/(1)/                                                                 89              89              91            95
                                                                           ---------------------------------------------------
Income before income taxes                                                    22              13              14            22
Provision for income taxes                                                     9               5               5             9
                                                                           ---------------------------------------------------
       Net income                                                          $  13           $   8           $   9         $  13
                                                                           ---------------------------------------------------
Earnings per fully diluted common share                                    $ .85           $ .49           $ .56         $ .88

Weighted average number of fully diluted common
  shares outstanding (in millions)                                          15.3            15.3            15.3          15.4

1996
Revenues                                                                   $ 112           $ 101           $ 101         $ 108
Expenses/(1)/                                                                 89              87              88            89
                                                                           ---------------------------------------------------
Income before income taxes                                                    23              14              13            19
Provision for income taxes                                                     9               6               5             8
                                                                           ---------------------------------------------------
       Net income                                                          $  14           $   8           $   8         $  11
                                                                           ---------------------------------------------------
Earnings per fully diluted common share                                    $ .85           $ .51           $ .49         $ .71

Weighted average number of fully diluted common
  shares outstanding (in millions)                                          16.4            16.1            16.0          15.7

/(1)/Includes operating and interest expenses.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
XTRA Corporation and Subsidiaries



                                                               Common      Capital in
                                                                Stock          Excess                        Cumulative
For the three years ended September 30, 1997                 $.50 Par          of Par        Retained       Translation
(Millions of dollars)                                           Value           Value        Earnings        Adjustment
-----------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1994                                      $8            $126            $197               $ -
Net income                                                          -               -              57                 -
Common stock cash dividends declared at $.62 per share              -               -             (11)                -
Options exercised and related tax benefits                          -               2               -                 -
Repurchase of common stock                                          -             (20)              -                 -
Translation adjustment                                              -               -               -                 -
                                                                   ----------------------------------------------------
Balance at September 30, 1995                                       8             108             243                 -


Net income                                                          -               -              41                 -
Common stock cash dividends declared at $.70 per share              -               -             (11)                -
Options exercised and related tax benefits                          -               1               -                 -
Repurchase of common stock                                          -             (45)              -                 -
Translation adjustment                                              -               -               -                (3)
                                                                   ----------------------------------------------------
Balance at September 30, 1996                                       8              64             273                (3)

Net income                                                          -               -              43                 -
Common stock cash dividends declared at $.78 per share              -               -             (12)                -
Options exercised and related tax benefits                          -               1               -                 -
Repurchase of common stock                                          -             (13)              -                 -
Translation adjustment                                              -               -               -                (1)
                                                                   ----------------------------------------------------
Balance at September 30, 1997                                      $8            $ 52            $304               $(4)

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
XTRA Corporation and Subsidiaries


(1) Summary of Significant Accounting Policies

         Nature of Operations

         XTRA Corporation leases, primarily on an operating basis, freight transportation equipment including over-the-road trailers, marine containers, intermodal trailers, chassis, and domestic containers. XTRA leases over-the-road and intermodal equipment throughout North America, predominantly within the United States, to contract and common carriers, railroads, and private fleet owners. In addition, the Company leases marine containers worldwide to steamship lines.

         Principles of Consolidation

         The consolidated financial statements include the accounts of XTRA Corporation and its wholly-owned subsidiaries ("the Company"). All material intercompany accounts and transactions have been eliminated. Certain amounts in the prior year financial statements have been reclassified to be consistent with the current year's presentation.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

         When equipment is sold or retired, its cost and accumulated depreciation are removed from the balance sheet, and any gain or loss is included in revenues. Revenue equipment with an original cost of approximately $89 million, which has reached the end of its estimated useful life, remains in service and is included in Revenue Equipment at September 30, 1997.

         Repair and Maintenance

         Repair and maintenance expenses are charged to operating expenses when incurred and amounted to $29 million, $27 million, and $26 million in 1997, 1996, and 1995, respectively.

         Earnings per Share

         The computation of earnings per common share is based on net income divided by the weighted average number of outstanding common shares and common share equivalents.

         In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share," which is effective for financial statements issued for periods ending after December 15, 1997. SFAS 128 supersedes Accounting Principles Board Opinion No. 15 (APB 15) and establishes new standards for the presentation of earnings per share. Primary earnings per share will be replaced with "Basic Earnings Per Share" and fully diluted earnings per share will be replaced with "Diluted Earnings Per Share." Under SFAS 128, "Basic Earnings Per Share" excludes dilution and is computed by dividing income available to common stockholders by weighted average shares outstanding. "Diluted Earnings Per Share" reflects the effect of all other outstanding common stock equivalents under the treasury stock method and is computed similarly to fully diluted earnings per share according to APB 15. Had the Company adopted SFAS 128, fiscal 1997 Basic Earnings Per Share would have been $2.79 per share and $2.78 for Diluted Earnings Per Share compared to $2.78 and $2.77 per share for primary and fully diluted earnings per share, respectively. There would have been no change in fiscal 1996 earnings per share. Fiscal year 1995 Basic Earnings Per Share would have been $3.40 per share and $3.39 for Diluted Earnings Per Share compared to $3.39 per share for primary and fully diluted earnings per share.

         Foreign Currency Translation

         The Company translates the assets and liabilities of its foreign operations at the exchange rates in effect at year-end. Revenues and expenses are translated using average exchange rates in effect during the year. Gains and losses from foreign currency translation are credited or charged to cumulative translation adjustment included in stockholders' equity in the accompanying Consolidated Balance Sheets. The gains or losses from translation of certain intercompany liabilities of the Company's North American businesses are included in operating expenses.

(2) Acquisitions

         On June 30, 1995, the Company acquired certain net assets of Matson Leasing Company, Inc., a major lessor of marine container equipment which at that time operated a rental fleet of approximately 170,000 twenty-foot equivalent units. Total consideration for the assets approximated $360 million in cash. The transaction was accounted for as a purchase.

         The unaudited pro forma condensed consolidated income statement of the Company, as if Matson Leasing Company, Inc. had been acquired on October 1, 1994 is as follows:


         For the twelve months ended September 30,                          1995
         (Millions of dollars except per share data)
         -----------------------------------------------------------------------
         Revenues                                                          $ 432
         Net income                                                           61

         Earnings per fully diluted common share                           $3.59

(3) Equipment Leases

         The Company uses the operating method of accounting for the majority of its equipment leases. Under this method, revenue is recognized in the month earned based on the terms of the lease contract, and the equipment is depreciated to its estimated residual value over its estimated useful life.

         The finance method of accounting is used for revenue equipment leased to customers on a full-payout basis at lease inception. Under this method, finance lease income, the difference between the total lease receivable and the net book value less the unguaranteed residual value of the related equipment, is deferred and amortized as revenue over the lease term using the interest method, which provides a level rate of return on the net investment in the lease.

         The following schedule summarizes the future minimum rental receipts on operating and finance leases by year as of September 30, 1997:


                                                       Operating        Finance
         (Millions of dollars)                            Leases         Leases
         ----------------------------------------------------------------------
         1998                                               $126           $ 19
         1999                                                 69             15
         2000                                                 48             10
         2001                                                 31              6
         2002                                                 18              2
         2003 and thereafter                                  15              1
                                                            -------------------
            Total                                           $307           $ 53
                                                            -------------------

         The components of the net investment in finance leases as of September 30, 1997 and 1996 were as follows:


         (Millions of dollars)                              1997           1996
         ----------------------------------------------------------------------
         Minimum lease payments receivable                  $ 53           $ 51
         Add: estimated unguaranteed residual values           7              8
                                                            -------------------
                                                              60             59
         Less: deferred finance lease income                 (17)           (17)
                                                            -------------------
            Lease contracts receivable, net                 $ 43           $ 42
                                                            -------------------

(4) Debt


         Debt as of September 30, 1997 and 1996 consisted of the following:

         (Millions of dollars)                              1997           1996
         ----------------------------------------------------------------------
         Unsecured financing
         Medium-term Notes                                  $703           $661
         Revolving Credit Agreement                          161            160
                                                            -------------------
             Total unsecured financing                       864            821
         Total secured financing                              28             71
                                                            -------------------
             Total debt                                      892            892
         Less: current portion                               (57)           (56)
                                                            -------------------
             Long-term debt                                  $835          $836
                                                            -------------------

         The $703 million of Medium-term Notes have a weighted average interest rate of 7.1% and maturities from fiscal 1998 to 2012. At September 30, 1997, $532 million remained available under the shelf registration for future debt issuance. The weighted average interest rates incurred were 7.0%, 7.1%, and 7.6% during 1997, 1996, and 1995, respectively.

         The Company's Revolving Credit Agreement has bank commitments of
         $300 million at September 30, 1997 and a revolving period maturity date of June 30, 1999. Pricing on the Revolving Credit Agreement is dependent on the Company's credit ratings and is based on a fixed spread over the London Interbank Offered Rate (LIBOR). The Company pays a facility fee on any unused commitment in the facility.

         Unless the Company requests and the banks approve a renewal or extension of the agreement, borrowings outstanding on the revolving period maturity date will be converted to a five year term loan payable in equal quarterly installments with a final term maturity of June 30, 2004.

         The Company borrows on a short-term basis by issuing commercial paper and using uncommitted lines of credit. Short-term borrowings are back-stopped by the unused borrowing capacity under the Revolving Credit Agreement. They have therefore been classified as Revolving Credit Agreement borrowings. At September 30, 1997 and September 30, 1996, such borrowings constituted all Revolving Credit Agreement borrowings and at September 30, 1997, have a weighted average interest rate of 5.8%. The weighted average interest rates incurred under the Revolving Credit Agreement, consisting primarily of short-term borrowings, were 5.7%, 5.8%, and 6.0% during 1997, 1996, and 1995, respectively. At
         September 30, 1997, $139 million of unused commitment was available.

         The secured financing at September 30, 1997, consisting of capital lease obligations, has a weighted average interest rate of 9.0% and is payable in installments through 2001. The weighted average interest rates incurred under the secured financing were 10.0%, 9.4%, and 9.3% during 1997, 1996, and 1995, respectively.

         Revenue equipment recorded on the consolidated balance sheets related to secured financing was as follows at September 30, 1997 and 1996:


         (Millions of dollars)                              1997           1996
         ----------------------------------------------------------------------
         Revenue equipment                                  $ 61           $141
         Accumulated depreciation                            (28)           (63)
                                                            -------------------
         Net secured equipment                              $ 33           $ 78
                                                            -------------------

         Assuming the Company were to convert the Revolving Credit Agreement to a term loan on its revolving period maturity date, the amount of minimum maturities of all debt during each of the next five fiscal years and thereafter would be as follows:


                                                                        Minimum
         (Millions of dollars)                                  Debt Maturities
         ----------------------------------------------------------------------
         1998                                                              $ 57
         1999                                                                74
         2000                                                               107
         2001                                                               105
         2002                                                               104
         2003 and thereafter                                                445
                                                                           ----
            Total payments and maturities                                  $892
                                                                           ----

         The Company's loan agreements contain minimum debt service tests and restrictive covenants including restrictions on the amount of debt in relation to revenue equipment and stockholders' equity and limitations on secured borrowings. The Company's loan agreements contain covenants that restrict the payment of dividends or repurchases of common stock by the Company. In addition, certain loan agreements contain covenants that restrict advances to and the payment of dividends to the Company by its subsidiaries, including XTRA, Inc. Under the most restrictive provisions of the Company's loan agreements, the repurchase of common stock and/or the amount of cash dividends which could be paid on the Company's capital stock was limited to $110 million at September 30, 1997.

(5) Income Taxes

         The components of the provision for income taxes for 1997, 1996, and 1995 are as follows:


         (Millions of dollars)                     1997        1996         1995
         -----------------------------------------------------------------------
         Current tax provision
         Federal                                    $ 1        $ (4)        $  8
         State                                        1           1            3
                                                    ----------------------------
            Current tax provision                     2          (3)          11
                                                    ----------------------------
         Deferred tax provision
         Federal                                     22          25           23
         State                                        4           6            7
                                                    ----------------------------
            Deferred tax provision                   26          31           30
                                                    ----------------------------
              Provision for income taxes            $28        $ 28         $ 41
                                                    ----------------------------

         The provision differs from income taxes currently payable because certain items of income and expense are recognized in different periods for financial statement purposes than for tax return purposes.

         The reasons for the difference between the statutory U.S. Federal income tax rates and the Company's effective income tax rates for 1997, 1996, and 1995 are as follows:

         Percent of Pretax Income                  1997        1996         1995
         -----------------------------------------------------------------------
         Federal statutory rate                     35%         35%          35%
         Increase in taxes resulting from:
            State taxes and other                    5           6            7
                                                    ----------------------------
              Effective income tax rate             40%         41%          42%
                                                    ----------------------------

         The components of the net deferred tax liability as of September 30, 1997 and 1996 are as follows:

         (Millions of dollars)                                 1997         1996
         -----------------------------------------------------------------------
         Assets
         Capital lease obligations                             $ 15         $ 24
         Investment tax credits                                   3            3
         Alternative minimum tax credits                         20           18
         Other                                                   16           17
                                                               -----------------
            Total deferred tax assets                          $ 54         $ 62
                                                               -----------------
        Liabilities
         Revenue equipment                                     $286         $264
         Other                                                   20           25
                                                               -----------------
            Total deferred tax liabilities                      306          289
                                                               -----------------
            Net deferred tax liability                         $252         $227
                                                               -----------------

         The Company estimates that after filing its fiscal 1997 tax return, it will have $3 million of investment tax credit carryforwards available to reduce future federal income tax liabilities. The investment tax credit carryforwards expire beginning in 2000. The Company also estimates that after filing its fiscal 1997 tax return, it will have $20 million of alternative minimum tax credit carryforwards available to reduce future federal income tax liabilities. The benefit of both tax credit carryforwards has been recorded in the Company's financial statements. The Company has not recognized a valuation allowance for deferred tax assets.

(6) Commitments and Contingencies

         The Company has no revenue equipment leased in under operating leases at September 30, 1997.

         The Company's offices and certain facilities are occupied under leases expiring at various dates. At September 30, 1997, the Company's lease commitments under the non-cancelable portion of these leases for the next five years and in total thereafter were as follows:

                                                                     Total Lease
         (Millions of dollars)                                       Commitments
         -----------------------------------------------------------------------
         1998                                                                $ 6
         1999                                                                  5
         2000                                                                  4
         2001                                                                  3
         2002                                                                  2
         2003 and thereafter                                                   6
                                                                             ---
             Total                                                           $26
                                                                             ---

         Rental equipment lease financing expense amounted to $1 million, $1 million, and $2 million in 1997, 1996, and 1995, respectively, which is included in the income statement under the caption "Depreciation on rental equipment." Other rental expense amounted to $6 million, $5 million, and $4 million in 1997, 1996, and 1995, respectively.

         As of November 12, 1997, the Company had committed capital expenditures of $24 million, principally for revenue equipment in fiscal 1998.

         The Illinois Environmental Protection Agency has notified the Company of alleged environmental contamination of XTRA's Fairmont City, Illinois property which resulted from the prior owner's zinc smelting operations. The Company has had initial discussions with the successors in interest currently responsible for the liabilities of the prior owner about participation in an investigation and cleanup of the facility under the Illinois voluntary remediation program. Based upon the Company's current understanding of the nature of the contamination, the Company believes that the resolution of this matter will not have a material impact on the Company's results of operations, cash flows, or financial condition.

(7) Retirement Plans

         The Company provides retirement benefits to substantially all of its employees through a qualified and funded defined contribution retirement plan. The Company's yearly profit sharing cash contributions are discretionary and the retirement trust fund's assets are administered by a trustee. The Company's contributions include an employee-matching contribution to a 401(k) plan and a profit sharing contribution and are based on a specified percentage of employee qualified compensation. Participants are entitled to their vested portion of the retirement assets upon termination of employment. The Company recorded defined contribution pension expense of $2 million each year in 1997, 1996, and 1995.

(8) Business Information

         The Company leases transportation equipment throughout North America and internationally. The over-the-road and intermodal equipment is leased throughout North America and the marine containers are moved between countries in international commerce. Information about the business of the Company by geographic area is presented in the table below.

         (Millions of dollars)               1997                1996                1995
         --------------------------------------------------------------------------------
         Revenues:
         North America                     $  359              $  347              $  358
         International                         76                  75                  20
                                           ----------------------------------------------
                                           $  435              $  422              $  378
                                           ----------------------------------------------
         Operating Income:
         North America                     $  121              $  115              $  131
         International                         13                  20                   8
                                           ----------------------------------------------
                                           $  134              $  135              $  139
                                           ----------------------------------------------
         Identifiable Assets:
         North America                     $1,150              $1,100              $1,126
         International                        435                 437                 390
                                           ----------------------------------------------
                                           $1,585              $1,537              $1,516

(9) Common Stock

         Repurchase of Common Stock

         The Company has authorized the repurchase of up to $200 million of its common stock. The timing of the repurchases, which could occur over an extended period of time, will depend on price, market conditions, and other factors. As of November 12, 1997, the Company repurchased $79 million of common stock.

         1987 Stock Incentive Plan

         The 1987 Stock Incentive Plan authorizes the issuance of 1,150,000 shares of common stock under the plan. The plan allows the Company to grant awards to key employees including restricted stock awards, stock options, and stock appreciation rights, subject primarily to the requirement of continuing employment. The awards under this plan are available for grant over a period of ten years from the date on which the plan was adopted, but grants may vest beyond the ten year period. Stock options issued by the Company are exercisable at a future time as specified by the Company and generally expire from five to ten years from the date of grant. The exercise price of stock options may not be less than the fair market value of the common stock at the date of grant.

         1991 Stock Option Plan for Non-Employee Directors

         The 1991 Stock Option Plan for Non-Employee Directors authorizes the granting of options for a maximum of 100,000 shares. The option price per share is equal to the fair market value of the common stock on the date of grant. The term of each option is five years and options become exercisable one year after the date of grant.

         The XTRA Corporation Deferred Director Fee Option Plan

         The Deferred Director Fee Option Plan allows a non-employee director to elect to receive, in lieu of his annual retainer fee and/or board and committee meeting fees, a non-qualified stock option. The option exercise price is 50% of the fair market value of the shares at the time the options are awarded and the amount of shares is determined by dividing the director's fees by the exercise price.

         Accounting for Stock-Based Compensation

         In October 1995, the Financial Accounting Standards Board issued Statement of Accounting Standards Number 123 (SFAS 123), "Accounting for Stock-Based Compensation," which sets forth a fair-value-based method of recognizing stock-based compensation expense. As permitted by SFAS 123, the Company has elected to continue to apply APB No. 25, "Accounting for Stock Issued to Employees," to account for its stock-based compensation plans.

         Had the compensation cost for these plans been determined according to SFAS 123, the Company's net income and earnings per share would have been the following pro forma amounts:

         (Millions of dollars, except per share amounts)       1997         1996
         -----------------------------------------------------------------------
         Net Income:          As reported                       $43          $41
                              Pro forma                         $41          $41

         Fully-diluted EPS:   As reported                     $2.77        $2.56
                              Pro forma                       $2.70        $2.55

         For purposes of the pro forma disclosure, the fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                               1997         1996
         -----------------------------------------------------------------------
         Volatility                                           20.1%        22.9%
         Risk-free interest rate                               5.8%         6.3%
         Dividend yield                                        1.8%         1.6%
         Expected life of options                           3 years      3 years

         The weighted average grant date fair value of options granted during 1997 and 1996 was $9.32 and $9.35 per share, respectively, for shares granted under the 1987 Stock Incentive Plan. For shares granted under the 1991 Stock Option Plan for Non-Employee Directors, the weighted average grant date fair value of options granted during 1997 and 1996 was $8.29 and $8.83 per share, respectively. The weighted average grant date fair value of options granted during 1997 and 1996 for the shares granted under the Deferred Director Fee Option Plan was $4.02 and $4.40, respectively.

         Because the SFAS 123 method of accounting has not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

         The following table summarizes the stock option transactions pursuant to the Company's stock incentive and stock option plans for the three-year period ended September 30, 1997:

                                                                                                            Weighted Average
                                                                                                   Shares     Exercise Price
                                                                                                   (000s)      Per Share ($)
         -------------------------------------------------------------------------------------------------------------------
         Options outstanding at September 30, 1994:                                                   249             $29.74
         Granted                                                                                      501              49.73
         Exercised                                                                                    (78)             11.50
         Forfeited                                                                                     (6)             45.86
                                                                                                      ---
         Options outstanding at September 30, 1995:                                                   666              46.71
         Granted                                                                                       21              41.08
         Exercised                                                                                    (36)             14.43
         Forfeited                                                                                    (11)             47.96
                                                                                                      ---
         Options outstanding at September 30, 1996:                                                   640              48.27
         Granted                                                                                      262              50.05
         Exercised                                                                                    (30)             34.95
         Forfeited                                                                                    (64)             50.04
                                                                                                      ---
         Options outstanding at September 30, 1997:                                                   808              49.21
                                                                                                      ---
         Exercisable options at September 30, 1997:                                                   547              50.78

         Shares available for grant at September 30, 1997:                                             85

         The following table summarizes information about stock options outstanding at September 30, 1997:

                                                    Options outstanding                     Options exercisable
                                          ----------------------------------------       -------------------------
                                                             Weighted
                                               Number         Average     Weighted            Number      Weighted
                                          Outstanding       Remaining      Average       Exercisable       Average
                                           at 9/30/97     Contractual     Exercise        at 9/30/97      Exercise
     Range of exercise prices                  (000s)            Life        Price            (000s)         Price
     -------------------------------------------------------------------------------------------------------------
     $20.75 to 25.31                                5       3.1 years       $22.45                 4        $22.63
     $36.12 to 56.94                              803       3.0 years        49.37               543         50.98
                                                  --------------------------------               -----------------
        Total                                     808       3.0 years       $49.21               547        $50.78
                                                  --------------------------------               -----------------

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

         The carrying amounts and estimated fair values of the Company's financial instruments are as follows:

         For the two years ended September 30, 1997                     Carrying                   Fair
         (Millions of dollars)                                            Amount                  Value
         ----------------------------------------------------------------------------------------------
         1997
         Cash and short-term investments                                    $  4                   $  4
         Debt                                                                892                    917

         1996
         Cash and short-term investments                                    $  8                   $  8
         Debt                                                                892                    877

(11) Allowance for Doubtful Accounts

         The allowance for doubtful accounts as of September 30, 1997, 1996, and 1995 consists of the following:

         For the year ended September 30,                1997               1996                   1995
         (Millions of dollars)
         ----------------------------------------------------------------------------------------------
         Balance at beginning of year                     $13                $16                    $11
         Additions charged to operating expenses            5                  3                      5
         Deductions/(1)/                                   (4)                (6)                    (3)
         Other/(2)/                                         -                  -                      3
                                                          ---------------------------------------------
         Balance at end of year                           $14                $13                    $16
                                                          ---------------------------------------------

         /(1)/Amounts charged against reserves, net of recoveries. /(2)/Includes the addition of reserves for accounts receivable related to acquisitions.

(12) Selected Financial Data of Significant Subsidiaries

         The condensed consolidated data for XTRA, Inc., a wholly-owned subsidiary of XTRA Corporation, included in the consolidated financial information of the Company, is summarized below:


         For the three years ended September 30,                  1997             1996            1995
         (Millions of dollars)
         ----------------------------------------------------------------------------------------------
         Income Statement Data
         Revenues                                               $  435           $  422          $  378
         Income before provision for income taxes                   71               69              98
         Net income                                                 43               41              57

         Selected Balance Sheet Data
         Receivables, net                                       $  108           $   94          $   91
         Net property and equipment                              1,454            1,407           1,395
         Other assets                                               23               35              27
                                                                ---------------------------------------
           Total assets                                         $1,585           $1,536          $1,513
                                                                ---------------------------------------
         Debt                                                   $  892           $  892          $  898
         Deferred income taxes                                     252              227             194
         Other liabilities                                          86               76              69
                                                                ---------------------------------------
           Total liabilities                                     1,230            1,195           1,161
         Stockholders' equity                                      355              341             352
                                                                ---------------------------------------
           Total liabilities and stockholders' equity           $1,585           $1,536          $1,513
                                                                ---------------------------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


         To the Stockholders of XTRA Corporation:

         We have audited the accompanying consolidated balance sheets of XTRA Corporation (a Delaware corporation) and subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XTRA Corporation and subsidiaries as of September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ending September 30, 1997, in conformity with generally accepted accounting principles.




         ARTHUR ANDERSEN LLP

         Boston, Massachusetts
         November 12, 1997

Parent and Subsidiaries*


         Name                                                       State or Province of Incorporation
         ---------------------------------------------------------------------------------------------
         XTRA Corporation                                           Delaware

         Subsidiary of XTRA Corporation
         XTRA, Inc.                                                 Maine

         Subsidiaries of XTRA, Inc.
         XTRA Intermodal, Inc.                                      Delaware
         XTRA International Ltd.                                    Delaware
         XTRA Mexicana, S.A. de C.V.                                Mexico
         Distribution International Corporation                     Delaware

         Subsidiaries of Distribution International Corporation
         Strick Canada Limited                                      Ontario
         XTRA Lease, Inc.                                           Delaware

         *Certain inactive subsidiaries have been omitted.