Form 10-K, Exhibit 13
period 1998-09-30
XTRA CORP /DE/
filed 1998-12-18
CIK 217591

                                                                    EXHIBIT 13.1


FIVE YEAR SELECTED FINANCIAL DATA

                                   Year ended September 30,           1998     1997     1996     1995     1994
                                   (Millions of dollars except
                                   per share amounts)
                                   -----------------------------------------------------------------------------
OPERATIONS

Revenues                                                              $  461   $  435   $  422   $  378   $  355
Cash provided from operations                                            293      269      272      237      233
Capital expenditures (1)                                                 199      249      210      699      236
Pretax income                                                             99       71       69       98       98
Net income                                                                60       43       41       57       58

PER SHARE INFORMATION

Basic earnings per share                                              $ 3.90   $ 2.79   $ 2.56   $ 3.40   $ 3.41
Diluted earnings per share                                            $ 3.88   $ 2.78   $ 2.56   $ 3.39   $ 3.38
Dividends declared per share (2)                                      $  .64   $  .78   $  .70   $  .62   $  .54

FINANCIAL POSITION
Total assets                                                          $1,575   $1,585   $1,537   $1,516   $1,005
Total debt                                                               802      892      892      898      444
Total stockholders' equity                                               408      360      342      359      331
                                                                 -----------------------------------------------


(1) Includes capital expenditures for acquisitions.

(2) See Note 13 of the Notes to Consolidated Financial Statements.

                                      29