Form 10-K, Exhibit 13
period 1998-09-30
XTRA CORP /DE/
filed 1998-12-18
CIK 217591

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED SEPTEMBER 30, 1998

(Not covered by Report of Independent Public Accountants)

The discussion below contains certain forward-looking statements including estimates of economic and industry conditions, equipment utilization, and capital expenditures. Actual results may vary from those contained in such forward-looking statements. See "Cautionary Statements for Purposes of the 'Safe Harbor' Provisions of the Private Securities Litigation Reform Act of 1995" contained below. Reference to years in the discussion below refer to XTRA Corporation's fiscal years (the period from October 1 to September 30).

XTRA Corporation leases, primarily on an operating basis, freight transportation equipment including over-the-road trailers, marine containers, intermodal trailers, chassis, and domestic containers. XTRA's equipment utilization, lease rates, and therefore, profitability, are impacted by the supply of and demand for available equipment, the level of economic activity in North America, world trade activity, the actions of its competitors, and other factors in the freight transportation industry. Utilization and profitability are usually seasonally lower in the second and third fiscal quarters than in the first and fourth fiscal quarters. In general, the Company's receivable collection experience has been good. However, industry downturns tend to lengthen the collection period of certain receivables.


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

XTRA's marine container leasing operation reduces XTRA's dependence on the North American transportation industry. Although the marine container business is international, substantially all transactions are denominated in U.S. dollars.

Revenues

Revenues are a function of lease rates and working units; the latter depends on fleet size and equipment utilization. Utilization, the ratio of revenue-earning units to the total fleet, is derived from billing information, usage reports and other information from customers, assumptions based on historical experience, and equipment inventories taken at Company depots, and is an approximation. Utilization is impacted by the supply of, and demand for, available equipment, the level of economic activity in North America, and world trade activity.

The following table sets forth the Company's average equipment utilization (dollar weighted by investment in each type of equipment), average fleet size in units, and average net investment in revenue equipment for the years ended September 30, 1998, 1997, and 1996. The Company's average fleet size and net investment includes equipment owned by the Company, equipment leased-in from third parties under operating and capital leases, and equipment leased to third parties under finance leases.

                                             Year ended September 30,      1998       1997       1996
                                             ----------------------------------------------------------
NORTH AMERICA

XTRA Lease
Utilization                                                                  90%        88%        84%
Units                                                                    79,000     77,000     77,000
Net investment in equipment (in millions)                              $    738   $    674   $    648

XTRA Intermodal
Utilization                                                                  81%        82%        78%
Units                                                                    54,000     54,000     56,000
Net investment in equipment (in millions)                              $    290   $    322   $    357

Total
Utilization                                                                  87%        86%        81%
Units                                                                   133,000    131,000    133,000
Net investment in equipment (in millions)                              $  1,028   $    996   $  1,005

INTERNATIONAL

Utilization                                                                  82%        79%        81%
Units                                                                   164,000    157,000    141,000
Net investment in equipment (in millions)                              $    404   $    418   $    403

CONSOLIDATED

Utilization                                                                  86%        84%        81%
Units                                                                   297,000    288,000    274,000
Net investment in equipment (in millions)                              $  1,432   $  1,414   $  1,408
                                                                      -------------------------------

Overall, 1997 revenues increased 3% or $13 million to $435 million in 1997, primarily due to improvement in the North American businesses. In 1997, the Company's overall average equipment utilization increased by 3%. XTRA's North American revenues increased 3% or $12 million due to higher equipment utilization and improving lease rates. North American utilization averaged 85% in 1997, as compared to 81% in 1996. The 2,000 unit decrease in the North American fleet size in 1997 was due to reductions in the intermodal trailer fleet.

XTRA's 1997 International revenues increased 2% or $1 million, primarily due to a larger fleet size and an increase in the number of working units in the second half of 1997, offset by a lower average effective lease rate. XTRA's marine container utilization declined to average 79% in 1997 from 81% in 1996. Industry over-capacity and sluggish demand for leased marine containers exerted pressure on container lease rates. The Company's average international fleet size increased to 157,000 units in 1997 from 141,000 units in 1996 as a result of modest capital spending.

Revenues increased by 6% or $26 million in 1998. The Company's average equipment utilization improved from 84% in 1997 to 86% in 1998. Average net investment in equipment increased by $18 million due primarily to an increase in the net investment in over-the-road trailers, which was partially offset by a decline in the net investment in the intermodal equipment and marine container fleets.

The Company's North American revenues increased 6% or $22 million from the same period a year ago due to strong levels of domestic freight leading to more working units, as well as an improvement in lease rates. The Company's North American utilization averaged 87% in 1998, as compared to 86% in 1997. XTRA Lease's revenues increased $25 million from 1997 due to strong levels of domestic freight leading to more working units, as well as an improvement in lease rates. XTRA Lease's utilization averaged 90% in fiscal year 1998, as compared to 88% in 1997. Increasing demand for equipment was reflected in increased truck tonnage, an indicator of domestic freight levels in the U.S. XTRA Intermodal's revenues decreased $3 million from fiscal 1997 due to a decrease in working units, as well as declining lease rates. XTRA Intermodal's utilization averaged 81% in fiscal 1998, compared to 82% in 1997.

The Company's North American over-the-road fleet of 79,000 units, consisting primarily of over-the-road trailers, represented 51% of average net investment in equipment in 1998, compared to 77,000 units, or 47% of average net investment in equipment in 1997. The Company continues to review its North American intermodal trailer fleet as the railroads shift toward more domestic container usage. Given the reduced demand for intermodal trailers and the expected continued trend toward domestic containers from trailers, XTRA believes its fleet is appropriately sized. XTRA's intermodal trailer fleet averaged 23,000 units in 1998 and 1997, or 11% of average net investment in equipment in 1998, versus 13% of average net investment in equipment in 1997.

International revenues increased 5% or $4 million in 1998. An increase in revenues attributable to more working units was partially offset by lower average effective lease rates. Equipment utilization improved to 82% from 79% in the comparable prior year period. While International utilization improved this year, the utilization trend declined for the second half of the fiscal year. Marine container lease rates, which had been experiencing a steady decline since fiscal year 1996, remained relatively flat during the most recent twelve month period. Overall, lease rates in 1998 declined compared to the 1997 rates. The Company's average international fleet size increased to 164,000 units in 1998 from 157,000 units in 1997.

Operating Expenses

Depreciation expense increased 2% or $3 million in 1997 and 1% or $2 million in 1998 due to a larger fleet investment.

In 1997, rental equipment operating expenses increased 8% or $8 million due to higher storage and repositioning costs associated with more idle marine containers, as well as increased facility costs. In 1998, rental equipment operating expenses decreased 1% or $1 million, due to lower repair and maintenance and storage and repositioning costs, which were partially offset by higher facility costs.

In 1997, selling and administrative expenses increased 8% or $3 million. Approximately half of the increase was due to an increase in bad debt expense, with no other single factor contributing significantly to the increase. Selling and administrative expenses in 1998 remained unchanged from 1997 levels.

Interest Expense

Interest expense is a function of the amount of average net debt outstanding (long-term debt less cash) and average interest rates. The following table sets forth total average net debt outstanding and interest expense as a percentage of total average net debt outstanding.

                                                  Year ended September 30,      1998       1997       1996
                                                  ----------------------------------------------------------
Average net debt outstanding (millions of dollars)                             $ 831      $ 882      $ 906
Interest expense as a percentage of
average net debt outstanding                                                     6.9%       7.1%       7.3%

In 1997, interest expense decreased 5% or $3 million, due to a decrease in average net debt outstanding, as well as a decrease in the average effective interest rate. Interest expense in 1998 decreased 8% or $5 million, due primarily to a decrease in average net debt outstanding as well as a lower average effective interest rate.

Foreign Exchange Loss

The $2 million foreign exchange loss in 1998 is due to a strengthening of the U.S. dollar against the Canadian and Mexican currencies. The value of the Mexican peso and the Canadian dollar decreased by 24% and 10%, respectively, from September 30, 1997 to September 30, 1998. The Company's operation in Mexico are accounted for as a highly inflationary economy and as a result, all translation gains or losses are recorded to the income statement.

Pretax Income

In 1997, pretax income increased 3% or $2 million due primarily to improving utilization. In 1998, pretax income increased 39% or $28 million due to higher equipment utilization, improved North American lease rates and lower expenses, including interest expense.

Provision for Income Taxes

The Company's effective income tax rate was approximately 41%, 40%, and 40% in 1996, 1997, and 1998, respectively. For additional information regarding the provision for income taxes, see Notes 1 and 4 of the Notes to Consolidated Financial Statements.

Financial Liquidity and Capital Resources

Significant capital investment is required by the Company's leasing operations, not only for growth but also for replacement of units retired from service. However, during periods of slower economic growth or excess equipment supplies, capital expenditures may be curtailed until demand for transportation equipment increases.

The following table sets forth capital expenditures by equipment type, including units acquired by acquisition, units purchased, and units leased-in from third parties under operating leases and capital leases. The capital expenditures for fiscal 1999 represent XTRA's commitments for 1999 as of November 12, 1998.

                         (Millions of dollars)     1999   1998   1997   1996
                         ---------------------------------------------------
Over-the-road trailers                            $  98  $ 176  $ 193  $ 100
Marine containers                                     -     10     30     79
Intermodal trailers                                   -      -      -      2
Chassis                                              17      6      2     22
Domestic containers                                   -      -     18      2
Non-revenue equipment                                 -      7      6      5
                                                  --------------------------
     Total                                        $ 115  $ 199  $ 249  $ 210
                                                  ==========================

The Company recognizes the importance of managing capital spending as essential to maintaining the quality of its fleet. The Company increases its fleet by purchasing new and used equipment and by acquiring equipment from other leasing companies. In 1997, capital expenditures increased to $249 million as XTRA purchased over-the-road trailers to respond to current and anticipated strong future market demand. In 1998, capital expenditures declined to $199 million, of which $176 million was for over-the road trailers. As of November 12, 1998, XTRA's committed capital expenditures for 1999 amounted to $115 million. The Company may increase capital spending in 1999 if conditions warrant. Actual capital expenditures for 1999 will depend on the Company's assessment of business conditions.

During the three years ended September 30, 1998, the Company generated $834 million of cash flow from operations. During this same period, XTRA invested $658 million in property and equipment including acquisitions, paid dividends of $33 million, repurchased $51 million of common stock net of stock options exercised, and reduced net debt (debt less cash) outstanding by $92 million.

The Company has authorized the repurchase of up to $200 million of Company common stock. As of November 12, 1998, the Company had repurchased $79 million of common stock under this authorization. The Company had agreed in the Recapitalization Merger Agreement not to repurchase any shares of Company Common Stock pending consummation of the Merger (see Note 13 of the Notes to Consolidated Financial Statements).

Although some level of future capital spending can be financed internally, the ability to fund expenditures above that level will depend upon the availability of external financing. The Company historically has had available to it a variety of external sources at favorable rates and terms to finance its acquisitions and the growth of its leasing equipment fleet. However, the availability of such capital depends heavily upon prevailing market conditions and the Company's capital structure and credit ratings.

Currently, the Company's external financing options include a combination of medium-term and long-term borrowings in the public and non-public debt market, a revolving credit agreement, intermediate- and long-term financing from banks and institutional investors, and lease financing. XTRA and XTRA, Inc. have registered with the Securities and Exchange Commission $604 million of securities consisting of Preferred Stock and Company Common Stock of XTRA as well as senior and subordinated debt securities of XTRA, Inc., fully and unconditionally guaranteed by XTRA Corporation (the "Shelf Registration") (see
Note 3 of Notes to Consolidated Financial Statements). As of November 12, 1998, XTRA, Inc. had $532 million available for issuance under this Shelf Registration. As of November 12, 1998, the Company had $189 million of unused committed credit available under its $300 million Revolving Credit Agreement. For additional information regarding debt, see Notes 3 and 13 of the Notes to Consolidated Financial Statements.

Year 2000

The Company has completed an assessment of the majority of its systems and has developed a specific workplan to address the year 2000 issue. The Company's assessment resulted in the identification of certain applications and information systems that needed to be replaced or modified. The applications consisted of certain purchased software packages used on the Company's personal computers and the information systems are primarily those used by the Company's XTRA Intermodal business. With respect to the purchased software packages, work plans were created and new applications were installed to replace each of the purchased software packages with applications that are year 2000 compliant. The Company has completed modification and testing of its systems applications used by the Intermodal business. The Company expects that the total costs to fix its year 2000 issues Company-wide will amount to approximately $1 million.

The Company is in the process of completing an assessment of the potential risks associated with business disruption as a result of year 2000 issues experienced by the Company's vendors, suppliers and customers. Upon completion of this assessment, the Company will determine whether certain contingency plans should be put in place and what the cost of those plans will be. At this point, the Company has not identified any required contingency plans which would require that material expenditures be made by the Company.

While the Company does not believe that the year 2000 matters discussed above will have a material impact on its business, financial conditions, or results of operations, no assurances can be given as to what extent the Company may be affected by such matters.

New Accounting Pronouncements

The Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income," which established standards for the reporting and displaying of comprehensive income in general-purpose financial statements. Statement 130 is effective for fiscal years beginning after December 15, 1997, Adoption of this standard will not impact the Company's consolidated financial position, results of operations, or cash flows, and any effect will be limited to the form and content of the Company's disclosures.

The Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," which requires companies to present segment information based upon the way that management organizes the segments within a company. Statement 131 is effective for periods beginning after December 15, 1997. In the initial year its application, this statement need not be applied to interim financial statements. Adoption of this standard will not impact the Company's consolidated financial position, result of operations, or cash flows, and any effect will be limited to the form and content of the Company's disclosures.

CAUTIONARY STATEMENTS FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995


The foregoing Part I, Item 1. Business; Management's Discussion and Analysis of Financial Condition and Results of Operations; and letter to our shareholders contain certain forward-looking statements, including estimates of economic and industry conditions, equipment utilization, and capital expenditures. In addition, the Company may occasionally make forward-looking statements and estimates such as forecasts and projections of the Company's future performance or statements of management's plans and objectives. These forward-looking statements may be contained in, among other things, SEC filings and press releases made by the Company and in oral statements made by the officers of the Company. Actual results could differ materially from those contained in such forward-looking statements. Therefore, no assurances can be given that the results in such forward-looking statements will be achieved. Important factors that could cause the Company's actual results to differ from those contained in such forward-looking statements include, among others, the factors mentioned below. An additional risk factor is the Company's ability to address the "Year 2000 problem" in a timely and efficient manner.

---------------------------------------
VARIABLE REVENUES AND OPERATING RESULTS
---------------------------------------

The Company's revenues may vary significantly from period to period while a high percentage of its operating costs are fixed. As a result of the variability of the Company's revenues and the Company's limited ability to reduce its fixed operating costs, the Company's profitability may be cyclical and subject to significant fluctuation from period-to-period. The Company's revenues are a function of lease rates and working units; the latter depends on fleet size and equipment utilization (the ratio of revenue earning equipment to the total fleet). Some of the factors which affect lease rates and working units are competition, economic conditions and world trade activity, the supply and demand for available equipment, aggressive purchasing of equipment by the Company's customers and competitors leading to an excess supply of equipment and reduced lease rates and utilization, shifting traffic trends in the industry, severe adverse weather conditions, strikes by transportation unions and other factors in the freight transportation industry. The Company's fixed costs include depreciation, a portion of rental equipment operating expenses and selling and administrative expenses.

-----------------------------
AVAILABILITY OF NEW EQUIPMENT
-----------------------------

New equipment is built to the Company's specifications and reflects industry standards and customer needs. The Company obtains new equipment from a number of manufacturers. Certain of these manufacturers have consolidated and, in the process, eliminated manufacturing facilities. These manufacturers are, in turn dependent on the prompt delivery and supply of the components required to assemble the trailers, chassis and containers. Historically, delivery times have varied from three to fifteen months from when the order is placed, and there can be no assurance that equipment will be available at the times or of the types needed by the Company. In addition, it is difficult to accurately predict demand for the Company's equipment in future periods. As a result, the Company's performance in a given period may be adversely affected because of its inability to quickly increase fleet size to take advantage of unexpectedly strong demand due to extended back orders.

-----------
COMPETITION
-----------

Leasing transportation equipment is a highly competitive business and is affected by factors related to the transportation market. Lease terms and lease rates, as well as availability, condition and size of equipment and customer service are all important factors to the lessee. The Company has many competitors, some of which have leasing fleets that are larger in size than the Company's leasing fleet and some of which have greater resources. Various types of transportation equipment compete for freight movement. Over-the-road trailers, intermodal trailers, marine and domestic containers and railroad rolling stock are all potential vehicles for the movement of freight.

----------------------
CUSTOMER CONSOLIDATION
----------------------

Certain industries in which the Company competes, including trucking and shipping, are in the process of consolidation. As a result of this consolidation, the Company's customers may be better able to manage their equipment requirements and may seek increased efficiencies through direct ownership of equipment. In such event, the ratio of leased equipment to owned equipment may decrease, which could reduce the overall market for the Company's services.

-----------------------
AVAILABILITY OF CAPITAL
-----------------------

The acquisition of new equipment, both for growth as well as replacement of older equipment, requires significant capital. In addition, over the past several years, the Company has grown its fleet through acquisitions of other companies such as Strick Lease, Inc. and Matson Leasing Company, Inc., requiring additional capital. The Company plans to continue to pursue acquisition opportunities. Historically, the Company generally has had available a variety of sources to finance such expenditures and acquisitions at favorable rates and terms. However, the availability of such capital depends heavily upon prevailing market conditions, the Company's capital structure, and its credit ratings. No assurances can be given that the Company will be able to obtain sufficient financing on terms that are acceptable to it to fund its operations and capital expenditures or to enable the Company to take advantage of favorable acquisition opportunities.