Form 10-K, Exhibit 13
period 1998-09-30
XTRA CORP /DE/
filed 1998-12-18
CIK 217591

                                                                    EXHIBIT 13.3


INDEX TO FINANCIAL STATEMENTS

XTRA Corporation and Subsidiaries
(Information required by Part II, Items 7 and 8 and Part IV, Item 14 of Form
10-K)

-------------------------------------------------------------------------------------------------------
FINANCIAL STATEMENTS                                                                               PAGE
-------------------------------------------------------------------------------------------------------
Consolidated balance sheets  September 30, 1998 and 1997                                            38
Consolidated income statements for the three years ended September 30,                              39
Consolidated statements of cash flows for the three years ended September 30, 1998                  40
Unaudited quarterly condensed consolidated income statements for the years end
 September 30, 1998 and 1997                                                                        41
Consolidated statements of stockholders' equity for the three years ended September 30, 1998        42
Notes to consolidated financial statements                                                          43
Report of independent public accountants                                                            55
Parent and subsidiaries                                                                             56

CONSOLIDATED BALANCE SHEETS

XTRA Corporation and Subsidiaries

                                                                        September 30,                     1998         1997
                                                                        (Millions of dollars except
                                                                        per share and share amounts)
                                                                        ----------------------------------------------------
ASSETS

Property and equipment                                                                                   $2,200       $2,112
Accumulated depreciation                                                                                   (748)        (658)
                                                                                                     -----------------------
  Net property and equipment                                                                              1,452        1,454
                                                                                                     -----------------------
Lease contracts receivable                                                                                   42           43
Trade receivables, net                                                                                       64           65
Other assets                                                                                                 14           19
Cash                                                                                                          3            4
                                                                                                     -----------------------
                                                                                                         $1,575       $1,585
                                                                                                     =======================
LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
Debt                                                                                                     $  802       $  892
Deferred income taxes                                                                                       287          252
Accounts payable and accrued expenses                                                                        78           81
                                                                                                     -----------------------
  Total liabilities                                                                                       1,167        1,225
                                                                                                     -----------------------

Commitments and contingencies (Note 5)

Stockholders' equity
Preferred Stock, without par value; total authorized: 3,000,000 shares
Common Stock, par value $.50 per share; authorized:
  30,000,000 shares; issued and outstanding:
  15,372,903 shares at September 30, 1998;
  15,276,600 shares at September 30, 1997                                                                     8            8
Capital in excess of par value                                                                               57           52
Retained earnings                                                                                           354          304
Cumulative translation adjustment                                                                           (11)          (4)
                                                                                                     -----------------------
  Total stockholders' equity                                                                                408          360
                                                                                                     -----------------------
                                                                                                         $1,575       $1,585
                                                                                                     =======================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED INCOME STATEMENTS

XTRA Corporation and Subsidiaries

                                           For the year ended September 30,     1998       1997        1996
                                           (Millions of dollars except
                                           per share amounts)
                                           -----------------------------------------------------------------
REVENUES                                                                        $ 461      $ 435      $  422

OPERATING EXPENSES

Depreciation on rental equipment                                                  151        149         146
Rental equipment operating expense                                                108        109         101
Selling and administrative expense                                                 43         43          40
                                                                              ------------------------------
                                                                                  302        301         287
                                                                              ------------------------------
 Operating income                                                                 159        134         135

INTEREST EXPENSE                                                                   58         63          66

FOREIGN EXCHANGE LOSS                                                               2          -           -
                                                                              ------------------------------

 Pretax income                                                                     99         71          69

PROVISION FOR INCOME TAXES                                                         39         28          28
                                                                              ------------------------------

 NET INCOME                                                                     $  60      $  43      $   41
                                                                              ==============================

EARNINGS PER BASIC COMMON SHARE                                                 $3.90      $2.79      $ 2.56
BASIC SHARES OUTSTANDING (IN MILLIONS)                                           15.3       15.3        16.0

EARNINGS PER DILUTED COMMON SHARE                                               $3.88      $2.78      $ 2.56
DILUTED SHARES OUTSTANDING (IN MILLIONS)                                         15.4       15.3        16.1
                                                                              ------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

XTRA Corporation and Subsidiaries

                                                  For the year ended September 30,     1998      1997      1996
                                                  (Millions of dollars)
                                                  --------------------------------------------------------------
CASH FLOWS FROM OPERATIONS

Net Income                                                                             $  60    $  43     $   41
Add non-cash income and expense items:
  Depreciation and amortization, net                                                     150      148        146
  Deferred income taxes, net                                                              36       26         31
  Bad debt expense                                                                         5        5          3
Add other cash items:
  Net change in receivables, other assets,
     payables and accrued expenses                                                        (8)      (7)         2
  Cash receipts on lease contracts receivable                                             24       21         18
  Recovery of property and equipment net book value                                       26       33         31
                                                                                     ---------------------------
     Total cash provided from operations                                                 293      269        272
                                                                                     ---------------------------

CASH USED FOR INVESTMENT ACTIVITIES

Additions to property and equipment                                                     (199)    (249)      (210)
                                                                                     ---------------------------
     Total cash used for investment activities                                          (199)    (249)      (210)
                                                                                     ---------------------------

CASH FLOWS FROM FINANCING ACTIVITIES

Borrowings of debt                                                                         -       72        247
Payments of debt                                                                         (90)     (72)      (252)
Net proceeds from exercise of stock options                                                5        1          1
Repurchase of common stock                                                                 -      (13)       (45)
Dividends paid                                                                           (10)     (12)       (11)
                                                                                     ---------------------------
     Total cash used for financing activities                                            (95)     (24)       (60)
                                                                                     ---------------------------

Net increase (decrease) in cash                                                           (1)      (4)         2
Cash at beginning of year                                                                  4        8          6
                                                                                     ---------------------------
Cash at end of year                                                                    $   3    $   4     $    8
                                                                                     ---------------------------

Total interest paid                                                                    $  58    $  59     $   52
Total income taxes paid (refunded)                                                     $   3    $  (5)    $   (2)
                                                                                     ---------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Unaudited Quarterly Condensed Consolidated Income Statements

XTRA Corporation and Subsidiaries


                                         For the four quarters ended
                                         September 30, 1998 and 1997              First   Second    Third   Fourth
                                         (Millions of dollars except             Quarter  Quarter  Quarter  Quarter
                                         per share amounts)
                                         -----------------------------------------------------------------------------
1998
Revenues                                                                         $ 121    $ 109    $ 112    $ 119
Expenses(1)                                                                         91       91       92       88
                                                                                 -------------------------------------
Pretax income                                                                       30       18       20       31
Provision for income taxes                                                          12        7        8       12
                                                                                 -------------------------------------
 Net income                                                                      $  18    $  11    $  12    $  19
                                                                                 -------------------------------------

Earnings per basic common share                                                  $1.18    $ .71    $ .80    $1.20
Basic shares outstanding (in millions)                                            15.3     15.3     15.3     15.4

Earnings per diluted common share                                                $1.17    $ .71    $ .80    $1.20
Diluted shares outstanding (in millions)                                          15.4     15.4     15.4     15.4

1997
Revenues                                                                         $ 111    $ 102    $ 105    $ 117
Expenses(1)                                                                         89       89       91       95
                                                                                 -------------------------------------
Pretax income                                                                       22       13       14       22
Provision for income taxes                                                           9        5        5        9
                                                                                 -------------------------------------
  Net income                                                                     $  13    $   8    $   9    $  13
                                                                                 -------------------------------------

Earnings per basic common share                                                  $ .85    $ .49    $ .56    $ .89
Basic shares outstanding (in millions)                                            15.3     15.3     15.3     15.3

Earnings per diluted common share                                                $ .85    $ .49    $ .56    $ .89
Diluted shares outstanding (in millions)                                          15.3     15.3     15.3     15.3
                                                                                 -------------------------------------


(1) Includes operating and interest expenses.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

XTRA Corporation and Subsidiaries

                                         Common      Capital in
       For the three years ended         Stock       Excess                     Cumulative
       September 30, 1998                $.50 Par     of Par        Retained    Translation
       (Millions of dollars)             Value        Value         Earnings    Adjustment
-------------------------------------------------------------------------------------------

BALANCE AT SEPTEMBER 30, 1995             $  8            $108          $243        $    -
Net income                                   -               -            41             -
Common stock cash dividends
 declared at $.70 per share                  -               -           (11)            -
Options exercised and related tax
 benefits                                    -               1             -             -
Repurchase of common stock                   -             (45)            -             -
Translation adjustment                       -               -             -            (3)
                                         -----------------------------------------------------
BALANCE AT SEPTEMBER 30, 1996                8              64           273            (3)

Net income                                   -               -            43             -
Common stock cash dividends
 declared at $.78 per share                  -               -           (12)            -
Options exercised and related tax
 benefits                                    -               1             -             -
Repurchase of common stock                   -             (13)            -             -
Translation adjustment                       -               -             -            (1)
                                          -----------------------------------------------------
 BALANCE AT SEPTEMBER 30, 1997               8              52           304            (4)

 Net income                                  -               -            60             -
 Common stock cash dividends
  declared at $.64 per share                 -               -           (10)            -
 Options exercised and related tax
  benefits                                   -               5             -             -
 Repurchase of common stock                  -               -             -             -
 Translation adjustment                      -               -             -            (7)
                                         -----------------------------------------------------
 BALANCE AT SEPTEMBER 30, 1998            $  8            $ 57          $354        $  (11)
                                         -----------------------------------------------------

 The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

XTRA Corporation and Subsidiaries


1
------------------------------------------
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
------------------------------------------

Nature of Operations

XTRA Corporation leases, primarily on an operating basis, freight transportation equipment including over-the-road trailers, marine containers, intermodal trailers, chassis, and domestic containers. XTRA leases over-the-road and intermodal equipment throughout North America, predominantly within the United States, to contract and common motor carriers, railroads, and private fleet owners. In addition, the Company leases marine containers worldwide to steamship lines.

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

Leases

The Company records the majority of its leases using the operating method of accounting. Full-payout or near full-payout leases, where the present value of the of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property, are accounted for under the finance method.

Depreciation

The Company provides for depreciation by using the straight-line method to amortize the cost of property and equipment to its estimated residual value over its estimated useful life. Revenue equipment is depreciated using estimated useful lives of 10 to 20 years. In addition, the Company reviews the condition and types of its revenue equipment to determine if any impairment has occurred.

When equipment is sold or retired, its cost and accumulated depreciation are removed from the balance sheet, and any gain or loss is included in revenues. Revenue equipment with an original cost of approximately $122 million, which has reached the end of its estimated useful life, remains in service and is included in Revenue Equipment at September 30, 1998.

Equipment Disposals

For purposes of the statements of cash flows, the net book value of equipment sold is included in cash flow from operations to reflect the total proceeds, including the gain or loss on sale already included in income, from the continuous disposal of fleet assets.

Repair and Maintenance

Repair and maintenance expenses are charged to operating expenses when incurred and amounted to $28 million, $29 million, and $27 million in 1998, 1997, and 1996, respectively.

Earnings per Share

The computation of basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by weighted average shares outstanding. Diluted earnings per share reflects the effect of all other outstanding common stock equivalents under the treasury stock method.

Foreign Currency Translation

The Company translates the assets and liabilities of its foreign operations at the exchange rates in effect at year-end. Revenues and expenses are translated using average exchange rates in effect during the year. Gains and losses from foreign currency translation for the Company's Canadian operations are credited or charged to cumulative translation adjustment included in stockholders' equity in the accompanying Consolidated Balance Sheets. The gains and losses from remeasurement of certain intercompany liabilities of the Company's Canadian businesses are included in foreign exchange loss. The Company's operations in Mexico are accounted for as a highly inflationary economy and, accordingly, all translation gains and losses are charged to foreign exchange loss.


2
----------------
EQUIPMENT LEASES
----------------

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

The following schedule summarizes the future minimum rental receipts on operating and finance leases by year as of September 30, 1998:

                                                           Operating      Finance
                        (Millions of dollars)               Leases        Leases
                        ---------------------------------------------------------
1999                                                       $ 112          $  21
2000                                                          56             15
2001                                                          33             10
2002                                                          23              3
2003                                                          13              1
2004 and thereafter                                           10              1
                                                       --------------------------
 Total                                                     $ 247          $  51
                                                       --------------------------

The components of the net investment in finance leases as of September 30, 1998 and 1997 were as follows:

                                                  (Millions of dollars)           1998           1997
                                                  -----------------------------------------------------
Minimum lease payments receivable                                                 $  51         $  53
Add: estimated unguaranteed residual values                                           7             7
                                                                                -----------------------
                                                                                     58            60
Less: deferred finance lease income                                                 (16)          (17)
                                                                                -----------------------
      Lease contracts receivable, net                                             $  42         $  43
                                                                                -----------------------

3
----
DEBT
----

Debt as of September 30, 1998 and 1997 consisted of the following:

                              (Millions of dollars)            1998    1997
                              -----------------------------------------------
UNSECURED FINANCING

Medium-term Notes                                              $ 656   $ 703
Revolving Credit Agreement                                       128     161
                                                            -----------------
   Total unsecured financing                                     784     864
SECURED FINANCING                                                 18      28
                                                            -----------------
   Total debt                                                    802     892
Less: current portion                                            (72)    (57)
                                                            -----------------
   Long-term debt                                              $ 730   $ 835
                                                            =================

The $656 million of Medium-term Notes have a weighted average interest rate of 7.1% and maturities from 1999 to 2012. At September 30, 1998, $532 million remained available under the shelf registration for future debt issuance. The weighted average interest rates incurred were 7.0%, 7.0%, and 7.1% during 1998, 1997, and 1996, respectively.

The Company's Revolving Credit Agreement has bank commitments of $300 million at September 30, 1998 and a revolving period maturity date of June 30, 1999. Pricing on the Revolving Credit Agreement is dependent on the Company's credit ratings and is based on a fixed spread over the London Interbank Offered Rate (LIBOR). The Company pays a facility fee on any unused commitment in the facility.

Unless the Company requests and the banks approve a renewal or extension of the agreement, borrowings outstanding on the revolving period maturity date will be converted to a five year term loan payable in equal quarterly installments with a final term maturity of June 30, 2004.

The Company borrows on a short-term basis by issuing commercial paper and using uncommitted lines of credit. Short-term borrowings are back-stopped by the unused borrowing capacity under the Revolving Credit Agreement. They have therefore been classified as Revolving Credit Agreement borrowings. At September 30, 1998 and September 30, 1997, such borrowings amounted to $78 million and $161 million, respectively. At September 30, 1998, the $128 million of Revolving Credit Agreement borrowings had a weighted average interest rate of 5.8%. The weighted average interest rates incurred under the Revolving Credit Agreement, consisting primarily of short-term borrowings, were 5.8%, 5.7%, and 5.8% during 1998, 1997, and 1996, respectively. At September 30, 1998, $172 million of unused commitment was available under the Revolving Credit Agreement.

The secured financing at September 30, 1998, consisting of capital lease obligations, has a weighted average interest rate of 8.8% and is payable in installments through 2001. The weighted average interest rates incurred under the secured financing were 9.1%, 10.0%, and 9.4% during 1998, 1997, and 1996, respectively.

Revenue equipment recorded on the consolidated balance sheets related to secured financing was as follows at September 30, 1998 and 1997:

                              (Millions of dollars)            1998    1997
                              -----------------------------------------------
Revenue equipment                                              $  41   $  61
Accumulated depreciation                                         (22)    (28)
                                                            -----------------
Net secured equipment                                          $  19   $  33
                                                            =================

Assuming the Company were to convert the Revolving Credit Agreement to a term loan on its revolving period maturity date, the amount of minimum maturities of all debt during each of the next five fiscal years and thereafter would be as follows:

                                                                 Minimum
                                  (Millions of dollars)  Debt Maturities
                                  --------------------------------------
1999                                                               $ 72
2000                                                                100
2001                                                                 99
2002                                                                 98
2003                                                                 95
2004 and thereafter                                                 338
                                                        ----------------
 Total payments and maturities                                     $802
                                                        ================

The Company's loan agreements contain minimum debt service tests and restrictive covenants including restrictions on the amount of debt in relation to revenue equipment and stockholders' equity and limitations on secured borrowings. The Company's loan agreements contain covenants that restrict the payment of dividends or repurchases of common stock by the Company. In addition, certain loan agreements contain covenants that restrict advances to and the payment of dividends to the Company by its subsidiaries, including XTRA, Inc. Under the most restrictive provisions of the Company's loan agreements, the repurchase of common stock and/or the amount of cash dividends which could be paid on the Company's capital stock was limited to $168 million at September 30, 1998. The Company had agreed in the Recapitalization Merger Agreement not to pay dividends on the Company Common Stock and not to repurchase any shares of Company Common Stock pending consummation of the Merger (see Note 13 of the Notes to Consolidated Financial Statements).


4
------------
INCOME TAXES
------------

The components of the provision for income taxes for 1998, 1997, and 1996 are as follows:

                                 (Millions of dollars)      1998   1997   1996
                                 ---------------------------------------------
CURRENT TAX PROVISION

Federal                                                   $   2  $   1  $  (4)
State                                                         2      1      1
                                                        ----------------------
 Current tax provision                                        4      2     (3)
                                                        ----------------------

DEFERRED TAX PROVISION

Federal                                                      30     22     25
State                                                         6      4      6
                                                        ----------------------
 Deferred tax provision                                      36     26     31
                                                        ----------------------
   Provision for income taxes                             $  40  $  28  $  28
                                                        ======================

The provision differs from income taxes currently payable because certain items of income and expense are recognized in different periods for financial statement purposes than for tax return purposes.

The reasons for the difference between the statutory U.S. Federal income tax rates and the Company's effective income tax rates for 1998, 1997, and 1996 are as follows:

                                   Percent of Pretax Income  1998   1997   1996
                                   --------------------------------------------
Federal statutory rate                                       35%     35%   35%
Increase in taxes resulting from:
 State taxes and other                                        5%      5%    6%
                                                         ---------------------
  Effective income tax rate                                  40%     40%   41%
                                                         =====================

The components of the net deferred tax liability as of September 30, 1998 and 1997 are as follows:

                                   (Millions of dollars)         1998    1997
                                   --------------------------------------------
ASSETS

Capital lease obligations                                        $   7   $  15
Investment tax credits                                               1       3
Alternative minimum tax credits                                     22      20
Other                                                               16      16
                                                            -------------------
 Total deferred tax assets                                       $  46   $  54
                                                            ===================

LIABILITIES

Revenue equipment                                                $ 312   $ 286
Other                                                               21      20
                                                            -------------------
 Total deferred tax liabilities                                    333     306
                                                            -------------------
 Net deferred tax liability                                      $ 287   $ 252
                                                            ===================

The Company estimates that after filing its fiscal 1998 tax return, it will have $1 million of investment tax credit carryforwards available to reduce future federal income tax liabilities. The investment tax credit carryforwards expire beginning in 2000. The Company also estimates that after filing its fiscal 1998 tax return, it will have $22 million of alternative minimum tax credit carry forwards available to reduce future federal income tax liabilities. The benefit of both tax credit carry forwards has been recorded in the Company's financial statements. The Company has not recognized a valuation allowance for deferred tax assets.

5
-----------------------------
COMMITMENTS AND CONTINGENCIES
-----------------------------

The Company's offices and certain facilities are occupied under leases expiring at various dates. At September 30, 1998, the Company's lease commitments under the non-cancelable portion of these leases for the next five years and in total thereafter were as follows:

                                                                 Total Lease
                                        (Millions of dollars)    Commitments
                                        ------------------------------------
1999                                                                     $ 6
2000                                                                       5
2001                                                                       4
2002                                                                       3
2003                                                                       2
2004 and thereafter                                                        5
                                                                ------------
 Total                                                                   $25
                                                                ------------

Rental equipment lease financing expense amounted to $1 million in both 1997 and 1996, which is included in the income statement under the caption "Depreciation on rental equipment." Other rental expense amounted to $6 million, $6 million, and $5 million in 1998, 1997, and 1996, respectively.

As of November 11, 1998, the Company had committed capital expenditures of $115 million, principally for revenue equipment in fiscal 1999.

The Illinois Environmental Protection Agency has notified the Company of alleged environmental contamination of its Fairmont City, Illinois property that resulted from the prior owners' zinc smelting operations. As a result, the Company has taken certain actions to suppress dust that have significantly reduced the level of airborne contaminants at the site. Based on the Company's current understanding of the nature of the contamination at the site, the Company does not believe that the ultimate resolution of this matter will have a material adverse effect on the Company's results of operations, cash flows or financial condition.


6
----------------
RETIREMENT PLANS
----------------

The Company provides retirement benefits to substantially all of its employees through a qualified and funded defined contribution retirement plan. The Company's yearly profit sharing cash contributions are discretionary and the retirement trust fund's assets are administered by a trustee. The Company's contributions include an employee-matching contribution to a 401(k) plan and a profit sharing contribution and are based on a specified percentage of employee qualified compensation. Participants are entitled to their vested portion of the retirement assets upon termination of employment. The Company recorded expenses of $2 million each year in 1998, 1997, and 1996 in connection with the defined contribution retirement plan.

7
--------------------
BUSINESS INFORMATION
--------------------

The Company leases transportation equipment throughout North America and internationally. The over-the-road and intermodal equipment is leased throughout North America and the marine containers are moved between countries in international commerce. Information about the business of the Company by geographic area is presented in the table below.

                               (Millions of dollars)   1998    1997    1996
                               ----------------------------------------------
REVENUES

North America                                          $  381  $  359  $  347
International                                              80      76      75
                                                       ----------------------
                                                       $  461  $  435  $  422
                                                       ======================
OPERATING INCOME

North America                                          $  141  $  121  $  115
International                                              18      13      20
                                                       ----------------------
                                                       $  159  $  134  $  135
                                                       ======================
IDENTIFIABLE ASSETS

North America                                          $1,165  $1,150  $1,100
International                                             410     435     437
                                                       ----------------------
                                                       $1,575  $1,585  $1,537
                                                       ======================


8
------------
COMMON STOCK
------------

Repurchase of Common Stock

The Company has authorized the repurchase of up to $200 million of its common stock. The timing of the repurchases, which could occur over an extended period of time, will depend on price, market conditions, and other factors. As of November 12, 1998, the Company repurchased $79 million of common stock. The Company had agreed in the Recapitalization Merger Agreement not to repurchase any shares of Company Common Stock pending consummation of the Merger (see Note 13 of the Notes to Consolidated Financial Statements).

1997 Stock Incentive Plan

The 1997 Stock Incentive Plan authorizes the issuance of 500,000 shares of common stock under the plan. The plan allows the Company to grant awards to key employees including restricted stock awards, stock options, and stock appreciation rights, subject primarily to the requirement of continuing employment. The awards under this plan are available for grant over a period of ten years from the date on which the plan was adopted, but the grants may vest beyond the ten year period. Stock options issued by the Company are exercisable at a future time as specified by the Company and generally expire from five to ten years from the date of grant. The exercise price of stock options may not be less than the fair market value of the common stock at the date of grant.

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

1987 Stock Incentive Plan

The 1987 Stock Incentive Plan, which expired November 1997, authorized the issuance of 1,150,000 shares of common stock under the plan. The plan allowed the Company to grant awards to key employees including restricted stock awards, stock options, and stock appreciation rights, subject primarily to the requirement of continuing employment. The awards under this plan were available for grant over a period of ten years from the date on which the plan was adopted, but grants were allowed to vest beyond the ten year period. Stock options issued by the Company are exercisable at a future time as specified by the Company and generally expire from five to ten years from the date of grant. The exercise price of stock options may not be less than the fair market value of the common stock at the date of grant.

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

Had the compensation cost for these plans been determined according to SFAS 123, the Company's net income and earnings per share would have been the following pro forma amounts:

                               (Millions of dollars,       1998   1997   1996
                               except  per share amounts)
                               -------------------------------------------------
NET INCOME

As reported                                                $  60  $  43  $  41
Pro forma                                                  $  59  $  41  $  41

BASIC EPS

As reported                                                $3.90  $2.79  $ 2.56
Pro forma                                                  $3.87  $2.72  $ 2.56

DILUTED EPS

As reported                                                $3.88  $2.78  $ 2.56
Pro forma                                                  $3.86  $2.71  $ 2.55
                                                           --------------------

For purposes of the pro forma disclosure, the fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                       1998      1997     1996
                                                     --------------------------
Volatility                                             20.1%     20.1%    22.9%
Risk-free interest rate                                 4.4%      5.8%     6.3%
Dividend yield                                          1.8%      1.8%     1.6%
Expected life of options                             3 years   3 years  3 years
                                                     ---------------------------

For shares granted under the 1987 Stock Incentive Plan, the weighted average grant date fair value of options granted during 1997 and 1996 was $9.32 and $9.35 per share, respectively. For shares granted under the 1991 Stock Option Plan for Non-Employee Directors, the weighted average grant date fair value of options granted during 1998, 1997, and 1996 was $9.86, $8.29, and $8.83 per share, respectively. The weighted average grant date fair value of options granted during 1998, 1997, and 1996 for the shares granted under the Deferred Director Fee Option Plan was $4.92, $4.02, and $4.40 per share respectively. For shares granted under the 1997 Stock Incentive Plan, the weighted average grant fair value of options granted during 1998 was $8.59 per share.

Because SFAS 123 does not require a fair-value-based method of accounting to be applied to options granted prior to October 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

The following table summarizes the stock option transactions pursuant to the Company's stock incentive and stock option plans for the three-year period ended September 30, 1998:

                                                               Weighted Average
                                                     Shares     Exercise Price
                                                     (000s)     Per Share ($)
                                                     ---------------------------
OPTIONS OUTSTANDING AT SEPTEMBER 30, 1995              666             $46.71

Granted                                                 21              41.08
Exercised                                              (36)             14.43
Forfeited                                              (11)             47.96
                                                      -----------------------

OPTIONS OUTSTANDING AT SEPTEMBER 30, 1996              640              48.27

Group                                                  262              50.05
Exercised                                              (30)             34.95
Forfeited                                              (64)             50.04
                                                      -----------------------

OPTIONS OUTSTANDING AT SEPTEMBER 30, 1997              808              49.10

Granted                                                 95              52.52
Exercised                                              (96)             45.03
Forfeited                                              (14)             47.17
                                                      -----------------------

OPTIONS OUTSTANDING AT SEPTEMBER 30, 1998              793              49.95
                                                      =======================

Exercisable options at September 30, 1998              641              50.45

Shares available for grant at September 30, 1998       496
                                                      -----------------------

The following table summarizes information about stock options outstanding at September 30, 1998:

                                                                 Options outstanding            Options exercisable
                                                  -------------------------------------------------------------------
                                                                 Weighted
                                                  Number         Average        Weighted       Number       Weighted
                                                  Outstanding    Remaining      Average      Exercisable     Average
                                                  at 9/30/98    Contractual    Exercise       at 9/30/98    Exercise
                                                    (000s)      Life (Years)     Price          (000s)       Price
                                                  -------------------------------------------------------------------
RANGE OF EXERCISE PRICES

$20.75 to $29.88                                          7         2.7         $24.47                5       $23.28
$40.75 to $60.44                                        786         2.4          50.17              636        50.68
                                                  -------------------------------------------------------------------
Total                                                   793         2.4         $49.95              641       $50.45
                                                  ===================================================================

9
-----------------------------------------------------
DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
-----------------------------------------------------

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

The carrying amounts and estimated fair values of the Company's financial instruments are as follows:

                                        For the two years ended September 30, 1998    Carrying     Fair
                                        (Millions of dollars)                          Amount     Value
                                        ----------------------------------------------------------------
1998

Cash and short-term investments                                                        $   3      $   3
Debt                                                                                     802        866

1997

Cash and short-term investments                                                        $   4      $   4
Debt                                                                                     892        917
                                                                                     ------------------

10
-------------------------------
ALLOWANCE FOR DOUBTFUL ACCOUNTS
-------------------------------

The allowance for doubtful accounts as of September 30, 1998, 1997, and 1996 consists of the following:

                                             For the year ended September 30,     1998     1997    1996
                                             (Millions of dollars)
                                             -----------------------------------------------------------
Balance at beginning of year                                                      $  14    $  13   $  16
Additions charged to operating expenses                                               5        5       3
Deductions(1)                                                                        (3)      (4)     (6)
                                                                                  ----------------------
Balance at end of year                                                            $  16    $  14   $  13
                                                                                  ======================

(1) Amounts charged against reserves, net of recoveries.

11
---------------------------------------------------
SELECTED FINANCIAL DATA OF SIGNIFICANT SUBSIDIARIES
---------------------------------------------------

The condensed consolidated data for XTRA, Inc., a wholly-owned subsidiary of XTRA Corporation, included in the consolidated financial information of the Company, is summarized below:

                                             For the three years ended September 30,     1998    1997    1996
                                             (Millions of dollars)
                                             -----------------------------------------------------------------
INCOME STATEMENT DATA

Revenues                                                                                 $  461  $  435  $  422
Pretax income                                                                                99      71      69
Net income                                                                                   59      43      41

SELECTED BALANCE SHEET DATA

Receivables, net                                                                         $  106  $  108  $   94
Net property and equipment                                                                1,452   1,454   1,407
Other assets                                                                                 17      23      35
                                                                                         ----------------------
   Total assets                                                                          $1,575  $1,585  $1,536
                                                                                         ======================
Debt                                                                                     $  802  $  892  $  892
Deferred income taxes                                                                       287     252     227
Other liabilities                                                                            84      86      76
                                                                                         ----------------------
   Total liabilities                                                                      1,173   1,230   1,195
Stockholders' equity                                                                        402     355     341
                                                                                         ----------------------
   Total liabilities and stockholders' equity                                            $1,575  $1,585  $1,536
                                                                                         ======================

12
------------------------------------
BASIC AND DILUTED EARNINGS PER SHARE
------------------------------------

The following tables provide a reconciliation of the numerators and denominators of basic and diluted earnings per share computations:

                                                  Year ended September 30,         1998       1997      1996
                                                  (Millions of dollars except
                                                  per share amounts)
                                                  ------------------------------------------------------------
Net income (in millions) (numerator)                                              $     60   $    43  $    41
                                                                                  ============================

COMPUTATION OF BASIC SHARES OUTSTANDING
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Weighted average number of basic shares
outstanding (denominator)                                                           15,319    15,268   16,027
                                                                                  ----------------------------
Basic earnings per common share                                                   $   3.90   $  2.79  $  2.56
                                                                                  ============================

COMPUTATION OF DILUTED SHARE OUTSTANDING
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Weight average number of basic shares outstanding                                   15,319    15,268   16,027

Common Stock equivalents for diluted
shares outstanding                                                                      72        18       25
                                                                                  ----------------------------


Weight average number of diluted shares
outstanding (denominator)                                                           15,391    15,288   16,052
                                                                                  ----------------------------

Diluted earnings per common share                                                 $   3.88    $ 2.78  $  2.56
                                                                                  ============================

13
--------------------------------------
TERMINATION OF RECAPITALIZATION MERGER
--------------------------------------

XTRA entered into an Agreement and Plan of Merger and Recapitalization dated as of June 18, 1998, as amended and restated as of July 31, 1998, with Wheels MergerCo LLC ("MergerCo"). MergerCo is a newly organized Delaware limited liability company formed by Apollo Management IV, L.P. and Atlas Capital Partners LLC, an affiliate of Interpool, Inc. On June 26, 1998, a Current Report on Form 8-K was filed by the Company which included a copy of the Agreement and Plan of Merger and Recapitalization. In addition, the Company filed a proxy statement on October 30, 1998 which included further information regarding the merger. Among other restrictions in the Agreement, the Company was restricted from paying dividends and repurchasing stock.

On November 25, 1998, the Company and MergerCo mutually agreed to terminate their existing merger agreement. Previously, MergerCo had indicated that due to market conditions it did not think it would be able to obtain the financing necessary to complete the deal. The Company filed a Current Report on Form 8-K on December 15, 1998, disclosing the conditions of the merger agreement termination.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of XTRA Corporation:

We have audited the accompanying consolidated balance sheets of XTRA Corporation (a Delaware corporation) and subsidiaries as of September 30, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XTRA Corporation and subsidiaries as of September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP

Boston, Massachusetts
November 11, 1998

(except with respect to the matters discussed in Note 13, as to which the date is November 13, 1998)