Form 10-K, Exhibit 13
period 1999-09-30
XTRA CORP /DE/
filed 1999-12-16
CIK 217591

                                                                    EXHIBIT 13.1
Five Year Selected Financial Data

                     Year ended September 30,
              (Millions of dollars except per       1999         1998         1997         1996        1995
                               share amounts)
                                                 ------------------------------------------------------------
Operations

Revenues                                         $   464      $    461      $   435      $   422      $   378

Cash provided from operations                        277           293          269          272          237

Capital expenditures/(1)/                            265           199          249          210          699

Pretax income                                         58/(2)/       99/(3)/      71           69           98

Net income                                            35/(2)/       60/(3)/      43           41           57

Per Share Information

Basic earnings per share                         $  2.49/(2)/ $   3.90/(3)/ $  2.79      $  2.56      $  3.40

Diluted earnings per share                       $  2.49/(2)/ $   3.88/(3)/ $  2.78      $  2.56      $  3.39

Dividends declared per share                           -      $   0.64      $  0.78      $  0.70      $  0.62

Financial Position

Total assets                                     $ 1,573      $  1,575      $ 1,585      $ 1,537      $ 1,516

Total debt                                           852           802          892          892          898

Total stockholders' equity                           337           408          360          342          359

/(1)/ Includes equipment leased in under operating leases and capital expenditures for acquisitions.

/(2)/ Includes one-time pretax charges of $13 million for restructuring, a $25 million equipment write-down, and a $1 million unusual item for expenses related to the terminated merger. Without these one-time charges, fiscal 1999 Basic and Diluted earnings per share would have been $4.16.

/(3)/ Includes a $1 million pretax unusual item for expenses related to the terminated merger. Without this unusual item, fiscal 1998 Basic and Diluted earnings per share would have been $3.93 and $3.91, respectively.

                                                                              76