Form 10-K, Exhibit 13
period 1999-09-30
XTRA CORP /DE/
filed 1999-12-16
CIK 217591

                                                                    EXHIBIT 13.2

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three Years Ended September 30, 1999
(Not covered by Report of Independent Public Accountants)

The discussion below contains certain forward-looking statements including estimates of economic and industry conditions, equipment utilization, and capital expenditures. Actual results may vary from those contained in such forward-looking statements. See "Cautionary Statements for Purposes of the 'Safe Harbor' Provisions of the Private Securities Litigation Reform Act of 1995" contained below. Reference to years in the discussion below refers to XTRA Corporation's fiscal years (the period from October 1 to September 30).

XTRA Corporation leases, primarily on an operating basis, freight transportation equipment, including over-the-road trailers, marine containers, intermodal trailers, chassis, and domestic containers. XTRA's equipment utilization, lease rates, and therefore, profitability, are impacted by the supply of and demand for available equipment, the level of economic activity in North America, world trade activity, the actions of its competitors, and other factors in the freight transportation industry. Utilization and profitability are usually seasonally lower in the second and third fiscal quarters than in the first and fourth fiscal quarters. In general, the Company's receivable collection experience has been good. However, industry downturns tend to lengthen the collection period of certain receivables.

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

The following table sets forth the Company's average equipment utilization (dollar weighted by investment in each type of equipment), average fleet size in units, and average net investment in revenue equipment for the three years ended September 30, 1999. The Company's average fleet size and net investment includes equipment owned by the Company, equipment leased-in from third parties under operating and capital leases, and equipment leased to third parties under finance leases.

                                    For the year ended September 30,
                                              (millions of dollars)        1999           1998           1997
                                                                    -----------------------------------------
North America
XTRA Lease
     Utilization                                                            87%            90%            88%
     Units                                                              85,000         79,000         77,000
     Net investment (in millions)                                     $    832       $    738       $    674

XTRA Intermodal
     Utilization                                                            79%            81%            82%
     Units                                                              53,000         54,000         54,000
     Net investment (in millions)                                     $    281       $    290       $    322

Total
     Utilization                                                            85%            87%            86%
     Units                                                             138,000        133,000        131,000
     Net investment (in millions)                                     $  1,113       $  1,028       $    996

International
     Utilization                                                            71%            82%            79%
     Units                                                             160,000        164,000        157,000
     Net investment (in millions)                                     $    350       $    404       $    418

Consolidated
     Utilization                                                            81%            86%            84%
     Units                                                             298,000        297,000        288,000
     Net investment (in millions)                                     $  1,463       $  1,432       $  1,414

Overall, 1998 revenues increased by 6% or $26 million in 1998, primarily due to improvement in the North American businesses. In 1998, the Company's overall equipment utilization increased by 2%. XTRA's North American revenues increased 6% or $22 million due to more working units, as well as an improvement in lease rates. North American utilization averaged 87% in 1998, as compared to 86% in 1997.

XTRA's 1998 International revenues increased 5% or $4 million. An increase in revenues attributable to more working units was partially offset by lower average effective lease rates. XTRA's marine container utilization improved to 82% from 79% in 1997. The Company's average international fleet size increased to 164,000 units in 1998 from 157,000 units in 1997 as a result of modest capital spending.

Revenues increased by 1% or $3 million in 1999. The Company's average equipment utilization declined from 86% in 1998 to 81% in 1999. Average net investment in equipment increased by $31 million due primarily to an increase in the net investment in over-the-road trailers, which was partially offset by a decline in the net investment in the marine container and intermodal equipment fleets.

The Company's North American revenues increased 5% or $20 million from the same period a year ago due to strong levels of domestic freight leading to more working units, as well as an improvement in lease rates. The Company's North American utilization averaged 85% in 1999, as compared to 87% in 1998. XTRA Lease's revenues increased $23 million from 1998 due to strong levels of domestic freight leading to more working units, as well as an improvement in lease rates. XTRA Lease's utilization averaged 87% in fiscal year 1999, as compared to 90% in 1998. XTRA Intermodal's revenues decreased $3 million from fiscal 1998 due primarily to a decrease in working units. XTRA Intermodal's utilization averaged 81% in fiscal 1998, compared to 82% in 1997.

The Company's North American over-the-road fleet of 85,000 units, consisting primarily of over-the-road trailers, represented 57% of average net investment in equipment in 1999, compared to 79,000 units, or 51% of average net investment in equipment in 1998. The Company continues to downsize its North American intermodal trailer fleet as the railroads shift toward more domestic container usage. XTRA's intermodal trailer fleet averaged 22,000 units in 1999, or 10% of average net investment in equipment in 1999, versus 23,000 units, or 11% of average net investment in equipment in 1998.

International revenues decreased 22% or $17 million in 1999, primarily due to fewer working units and a decrease in lease rates. Equipment utilization declined to 71% from 82% in the comparable prior year period. Marine container lease rates in 1999 reflect a decline from 1998 and continue to be at low levels for the Company and the industry as a whole. The Company's average marine container fleet size declined to 160,000 units in 1999 from 164,000 units in 1998.

Operating Expenses
Total operating expenses were unchanged in 1998 and 1997 at $301 million. In 1999, operating expenses, excluding one time charges and an unusual item, increased by 3%, or $9 million from 1998.

Depreciation expense increased 1% or $2 million in 1998 and 1% or $1 million in 1999 due to a larger fleet investment.

In 1998, rental equipment operating expenses decreased by 1% or $1 million, due to lower repair and maintenance and storage and repositioning costs, which were partially offset by higher facility costs. In 1999, rental equipment operating expenses increased by 4% or $5 million due to higher storage and repositioning costs at XTRA International, partially offset by a $1 million gain on the sale of real estate. Selling and administrative expenses in 1998 decreased by $1 million 1997. In 1999, selling and administrative expenses increased 7% or $3 million due primarily to higher compensation and information technology expenses.

One-Time Charges Included in Operating Expenses
XTRA recorded one-time charges during the second quarter of fiscal 1999 for establishing a Shared Service Center, restructuring its marine container operations and recording additional depreciation to adjust a portion of its marine container fleet to realizable value. These charges were $4 million, $9 million and $25 million, respectively.

The Company has consolidated its financial, accounting, human resources, and information technology operations into a Shared Service Center located in St. Louis, Missouri to achieve cost savings and efficiencies. The transition to the Shared Services Center was substantially complete at the end of fiscal 1999. Approximately $2 million of the total charge of $4 million is related to severance payments and the remainder is provided for the consolidation of existing facilities. During fiscal 1999, approximately $3 million was charged to this reserve for the consolidation of existing facilities and severance payments.

XTRA agreed to outsource the management of its international container leasing business effective June 1, 1999 to Textainer Equipment Management Limited, a major equipment lessor. The agreement allows the Company to achieve economies of scale by having its fleet managed by a quality container lessor with a significantly larger fleet and cost effective infrastructure. XTRA recorded a restructuring charge of approximately $9 million related to the costs of closing its XTRA International offices. Approximately half of the charge is for severance payments and the remainder is primarily for the write-off of non-revenue assets. During fiscal 1999, approximately $4 million was utilized for the write off of capitalized software and hardware and $5 million for employee severance costs was charged against the reserve.

Additionally, the Company identified a number of older, less desirable marine containers that it intends to sell over the period ending March 31, 2000, and as a result recorded a depreciation charge during the second quarter of fiscal 1999 of $25 million to write down the containers to their estimated net realizable value. In fiscal 1999, approximately 13,000 containers of the approximate 20,000 that were identified as held for disposal have been sold. The Company does not currently anticipate making any further investment in the international container business.

Unusual Item: Costs Related to Terminated Merger
During the fourth quarter of fiscal 1998 and the first quarter of fiscal 1999, XTRA recorded approximately $1 million in each quarter as an unusual item on the income statement. These expenses were related to the terminated merger with Wheels MergerCo.

Normalized Operating Results
Excluding the unusual charge, fiscal 1998 net income was unchanged at $60 million and diluted earnings per share would have been $3.91. Excluding the unusual charge in the first quarter of fiscal 1999 and the one-time charges included in operating expenses recorded in the second quarter of fiscal 1999, net income and diluted earnings per share would have been $58 million and $4.16 for fiscal 1999.

Interest Expense
Interest expense is a function of the amount of average net debt outstanding (long-term debt less cash) and average interest rates. The following table sets forth total average net debt outstanding and interest expense as a percentage of total average net debt outstanding.

                                    For the year ended September 30,     1999           1998           1997
                                                                    ---------------------------------------
Average net debt outstanding (millions of dollars)                      $ 837          $ 829          $ 882

Interest expense as a percentage of average net debt outstanding          6.9%           7.0%           7.1%

In 1998, interest expense declined 8% or $5 million due primarily to a decrease in average net debt outstanding as well as a lower average effective interest rate. Interest expense in 1999 was unchanged from 1998 as slightly higher average net debt outstanding was offset by a lower average effective interest rate.

Foreign Exchange Gain (Loss)
The $2 million foreign exchange loss in 1998 was due to a strengthening of the U.S. dollar against the Canadian and Mexican currencies. In 1999, the $1 million foreign exchange gain was due to the U.S. dollar declining versus the Canadian dollar. During 1999, the Company ceased accounting for its operations in Mexico as a highly inflationary economy.

Pretax Income
In 1998, pretax income increased 39% or $28 million due to higher equipment utilization, improved North American lease rates and lower expenses, including interest expense. In 1999, pretax income, before one-time charges and an unusual item declined 3% or $3 million primarily due to lower equipment utilization at XTRA International.

Provision for Income Taxes
The Company's effective income tax rate was approximately 40% in 1999, 1998, and 1997. For additional information regarding the provision for income taxes, see Notes 1 and 4 of the Notes to Consolidated Financial Statements.



FINANCIAL LIQUIDITY AND CAPITAL RESOURCES

Significant capital investment is required by the Company's leasing operations, not only for growth but also for replacement of units retired from service. However, during periods of slower economic growth or excess equipment supplies, capital expenditures may be curtailed until demand for transportation equipment increases.

The following table sets forth capital expenditures by equipment type, including units acquired by acquisition, units purchased, and units leased-in from third parties under operating leases and capital leases. The capital expenditures for fiscal 2000 represent XTRA's commitments for 1999 as of November 5, 1999.

                                   (Millions of dollars)    2000        1999        1998        1997
                                                         -------------------------------------------
Over-the-road trailers                                     $  87         235       $ 176       $ 193
Intermodal trailers                                            -           -           -           -
Chassis                                                        -          16           6           2
Domestic containers                                            -           -           -          18
Marine containers                                              -           -          10          30
Non-revenue equipment                                          -          14           7           6
                                                         -------------------------------------------
     Total                                                 $  87       $ 265       $ 199       $ 249
                                                         ===========================================

The Company recognizes that managing capital spending is essential to maintaining the quality of its fleet. The Company increases its fleet by purchasing new and used equipment and by acquiring equipment from other leasing companies. In 1998, capital expenditures declined slightly to $199 million, partially as a result of the then pending merger agreement. The vast majority of the 1998 capital expenditures was for over-the-road trailers. In 1999, due to strong conditions in its North American businesses, capital expenditures increased to $265 million, of which $235 million was for over-the-road trailers. Fiscal 1999 capital expenditures include $50 million leased-in under an operating lease. As of November 5, 1999, XTRA's committed capital expenditures for fiscal 2000 amounted to $87 million. The Company may increase capital spending in 2000 if conditions warrant. Actual capital expenditures for 2000 will depend on the Company's assessment of business conditions.

During the three years ended September 30, 1999, the Company generated $839 million of cash flow from operations. During this same period, XTRA invested $713 million in property and equipment, paid dividends of $22 million, repurchased $118 million of common stock, net of stock options exercised, and reduced net debt (debt less cash) outstanding by $35 million. Capital expenditures of $50 million were made through an off balance sheet lease financing during fiscal 1999. See Note 5 of the Notes to Consolidated Financial Statements.

During fiscal 1999, the Company repurchased approximately 2.7 million shares of its common stock for approximately $111 million. Total shares repurchased in 1999 represent 17% of the total shares outstanding at the beginning of fiscal 1999.The Company authorized in September, 1999 the repurchase of up to an additional $100 million of Company common stock.

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

Currently, the Company's external financing options include a combination of medium-term and long-term borrowings in the public and private debt market, a revolving credit agreement, intermediate and long-term financing from banks and institutional investors, and lease financing. XTRA and XTRA, Inc. have registered with the Securities and Exchange Commission $604 million of securities consisting of Preferred Stock and Company Common Stock of XTRA as well as senior and subordinated debt securities of XTRA, Inc., fully and unconditionally guaranteed by XTRA Corporation (the "Shelf Registration") (see
Note 3 of the Notes to Consolidated Financial Statements). As of November 5, 1999, XTRA, Inc. had $457 million available for issuance under this Shelf Registration. As of November 5, 1999, the Company had $77 million of unused committed credit available under its $225 million Revolving Credit Agreement. For additional information regarding debt, see Note 3 of the Notes to Consolidated Financial Statements.

Year 2000
The Company has completed an assessment of year 2000 risks at each of its operating divisions. Detailed action plans were developed for critical operational systems, purchased software, hardware components, and critical third parties.

Critical operational systems that were custom designed for their specific business functions have been modified and tested for year 2000 compliance. These modified systems have been installed and are currently being used in the day to day business operations of the Company. Packaged software has been upgraded to a year 2000 compliant version. Operating system upgrades have been made for certain hardware components, while other hardware components were replaced.

The plans for critical operating systems, purchased software and hardware components were completed in October 1999. A final comprehensive simulation was then conducted to ensure that all integration of components in the information systems infrastructure is year 2000 compliant and fully operational.

The Company has contacted critical vendors, suppliers, and customers with whom the Company does business for a statement regarding their year 2000 readiness. This communication process was completed during the fourth quarter of fiscal 1999. Based on the responses received, the Company is not aware of any third party's year 2000 problems that would have a material adverse impact on the Company. The Company has contingency plans in place for continuing its operations in the event of any unforeseen interruptions. At this point, the Company has not identified any required contingency plans that would require material expenditures to be made.

In total, the Company has spent $1 million for its year 2000 efforts, which encompasses assessing, modifying, and testing its internal information systems.

While the Company does not believe that the year 2000 matters discussed above will have a material impact on its business, financial condition, or results of operations, no assurances can be given as to what extent the Company may be affected by such matters. The unavailability of the Company's internal information systems for a sustained period of time or disruptions in the economy generally resulting from year 2000 issues could have a materially adverse effect on the Company.

New Accounting Pronouncements
In fiscal 1999, the Company adopted Statement of Financial Accounting Standards No.130, "Reporting Comprehensive Income", (SFAS 130), which requires companies to report all non-owner changes in equity during a period in a financial statement for the period in which they are recognized. The Company has chosen to disclose Comprehensive Income, which encompasses net income and foreign currency translation adjustments, in the Consolidated Statements of Stockholders' Equity.

Also in fiscal 1999, the Company adopted Statement of Financial Accounting Standards No.131, "Disclosures about Segments of an Enterprise and Related Information", which requires companies to present segment information based upon the way that management organizes the segments within a company. Adoption of this standard did not impact the Company's consolidated financial position, result of operations, or cash flows; its effect was limited to the form and content of the Company's disclosures.

In March 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed for or Obtained for Internal-Use". The provisions of the SOP must be applied in financial statements for fiscal years beginning after December 15, 1998 (Fiscal year 2000 for the Company). The SOP will require the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal use. The Company currently expenses such costs as incurred. The Company does not believe that the adoption of the SOP will have a significant impact on the Company's future earnings or financial position.


Cautionary Statements for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

The foregoing Part I, Item 1. Business; Management's Discussion and Analysis of Financial Condition and Results of Operations; and letter to our shareholders contain certain forward-looking statements, including estimates of economic and industry conditions, equipment utilization, and capital expenditures. In addition, the Company may occasionally make forward-looking statements and estimates such as forecasts and projections of the Company's future performance or statements of management's plans and objectives. These forward-looking statements may be contained in, among other things, SEC filings and press releases made by the Company and in oral statements made by the officers of the Company. Actual results could differ materially from those contained in such forward-looking statements. Therefore, no assurances can be given that the results in such forward-looking statements will be achieved. Important factors that could cause the Company's actual results to differ from those contained in such forward-looking statements include, among others, the factors mentioned below. An additional risk factor is the Company's ability to address the "Year 2000" problem in a timely and efficient manner.

VARIABLE REVENUES AND OPERATING RESULTS

The Company's revenues may vary significantly from period to period while a high percentage of its operating costs are fixed. As a result of the variability of the Company's revenues and the Company's limited ability to reduce its fixed operating costs, the Company's profitability may be cyclical and subject to significant fluctuation from period-to-period. The Company's revenues are a function of lease rates and working units; the latter depends on fleet size and equipment utilization (the ratio of revenue earning equipment to the total fleet). Some of the factors which affect lease rates and working units are competition, economic conditions and world trade activity, the supply of and demand for available equipment, aggressive purchasing of equipment by the Company's customers and competitors leading to an excess supply of equipment and reduced lease rates and utilization, shifting traffic trends in the industry, severe adverse weather conditions, strikes by transportation unions and other factors in the freight transportation industry. The Company's fixed costs include depreciation, rental equipment lease financing expense, a portion of rental equipment operating expenses and selling and administrative expenses.

AVAILABILITY OF NEW EQUIPMENT

New equipment is built to the Company's specifications and reflects industry standards and customer needs. The Company obtains new equipment from a number of manufacturers. Certain of these manufacturers have consolidated and, in the process, eliminated manufacturing facilities. These manufacturers are, in turn dependent on the prompt delivery and supply of the components required to assemble the trailers, chassis and containers. Historically, delivery times have varied from three to fifteen months from when the order is placed, and there can be no assurance that equipment will be available at the times or of the types needed by the Company. In addition, it is difficult to accurately predict demand for the Company's equipment in future periods. As a result, the Company's performance in a given period may be adversely affected because of its inability to quickly increase fleet size to take advantage of unexpectedly strong demand due to extended back orders or reduce fleet size in response to lower levels of demand.

COMPETITION

Leasing transportation equipment is a highly competitive business and is affected by factors related to the transportation market. Lease terms and lease rates, as well as availability, condition and size of equipment and customer service are all-important factors to the lessee. The Company has many competitors, some of which have leasing fleets that are larger in size than the Company's leasing fleet and some of which have greater resources. Various types of transportation equipment compete for freight movement. Over-the-road trailers, intermodal trailers, marine and domestic containers and railroad rolling stock are all potential vehicles for the movement of freight.

CUSTOMER CONSOLIDATION

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

AVAILABILITY OF CAPITAL

The acquisition of new equipment, both for growth as well as replacement of older equipment, requires significant capital. In addition, over the past several years, the Company has grown its fleet through acquisitions of other companies, requiring additional capital. The Company plans to continue to pursue acquisition opportunities. Historically, the Company generally has had available a variety of sources to finance such expenditures and acquisitions at favorable rates and terms. However, the availability of such capital depends heavily upon prevailing market conditions, the Company's capital structure, and its credit ratings. No assurances can be given that the Company will be able to obtain sufficient financing on terms that are acceptable to it to fund its operations and capital expenditures or to enable the Company to take advantage of favorable acquisition opportunities.