Form 10-K, Exhibit 13
period 1999-09-30
XTRA CORP /DE/
filed 1999-12-16
CIK 217591

Index to Financial Statements
                                                                    EXHIBIT 13.3
XTRA Corporation and Subsidiaries
(Information required by Part II, Items 7 and 8 and Part IV. Item 14 of
Form 10-K)

FINANCIAL STATEMENTS                                                                            PAGE
Consolidated balance sheets - September 30, 1999 and 1998                                         86

Consolidated income statements for the three years ended September 30, 1999                       87

Consolidated statements of cash flows for the three years ended September 30, 1999                88

Management's discussion and analysis of financial condition and results of operations
 for the three years ended September 30, 1999                                                     77

Cautionary statements for purposes of the "Safe Harbor" provisions of the
 Private Securities Litigation Reform Act of 1995                                                 82

Unaudited quarterly condensed consolidated statements of operations for the years ended
 September 30, 1999 and 1998                                                                      89

Consolidated statements of stockholders' equity for the three years ended September 30, 1999      90

Notes to consolidated financial statements                                                        91

Report of independent public accountants                                                         104

Parent and subsidiaries                                                                          105

Consolidated Balance Sheets
XTRA Corporation and Subsidiaries



                                                                     September 30,
                                                       (Millions of dollars except
                                                      per share and share amounts)      1999          1998
                                                      ----------------------------------------------------
Assets
Property and equipment                                                               $ 2,266       $ 2,200
Accumulated depreciation                                                                (827)         (748)
                                                                                     ---------------------
     Net property and equipment                                                        1,439         1,452
                                                                                     ---------------------
Lease contracts receivable                                                                38            42

Trade receivables, net                                                                    78            64

Other assets                                                                              14            14

Cash                                                                                       4             3
                                                                                     ---------------------
     Total Assets                                                                    $ 1,573       $ 1,575
                                                                                     =====================

Liabilities and Stockholders' Equity
Liabilities
  Debt                                                                               $   852        $  802
  Deferred income taxes                                                                  309           287
  Accounts payable and accrued expenses                                                   75            78
                                                                                     ---------------------
     Total Liabilities                                                                 1,236         1,167
                                                                                     ---------------------
Commitments and Contingencies (Note 5)

Stockholders' Equity
  Preferred Stock, without par value; total authorized: 3,000,000 shares
  Common Stock, par value $.50 per share; authorized:  30,000,000 shares issued and outstanding:  12,812,400 shares at September 30, 1999;
   15,372,903 shares at September 30, 1998                                                 6             8
  Capital in excess of par value                                                           -            57
  Retained earnings                                                                      341           354
  Unearned compensation - restricted stock                                                (3)            -
  Accumulated other comprehensive income                                                  (7)          (11)
                                                                                     ---------------------
     Total Stockholders' Equity                                                          337           408
                                                                                     ---------------------
     Total Liabilities and Stockholders' Equity                                       $1,573        $1,575
                                                                                     =====================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Income Statements
XTRA Corporation and Subsidiaries

                                     For the year ended September 30,
                                         (Millions of dollars except
                                         per share and share amounts)    1999         1998         1997
                                  ---------------------------------------------------------------------
Revenues                                                                $ 464        $ 461        $ 435

Operating Expenses
Depreciation on rental equipment                                          152          151          149
Rental equipment operating expense                                        113          108          109
Selling and administrative expense                                         45           42           43
Revenue equipment writedown                                                25            -            -
Restructuring costs                                                        13            -            -
                                                                      ---------------------------------
     Total Operating Expenses                                             348          301          301
                                                                      ---------------------------------
        Operating Income                                                  116          160          134

Interest expense                                                           58           58           63

Foreign exchange (gain) loss                                               (1)           2            -
                                                                      ---------------------------------
        Income before provision for income
          taxes and unusual item                                           59          100           71

Unusual item: costs related to terminated merger                            1            1            -
                                                                      ---------------------------------
        Pretax income                                                      58           99           71

Provision for income taxes                                                 23           39           28
                                                                      ---------------------------------
          Net Income                                                    $  35        $  60        $  43
                                                                      =================================

Basic earnings per common share                                         $2.49        $3.90        $2.79
Basic shares outstanding (in millions)                                   13.9         15.3         15.3

Diluted earnings per common share                                       $2.49        $3.88        $2.78
Diluted shares outstanding (in millions)                                 13.9         15.4         15.3

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
XTRA Corporation and Subsidiaries


                                       For the year ended September 30
                                                 (Millions of dollars)       1999           1998           1997
                                       ------------------------------------------------------------------------
Cash Flows from Operations
Net Income                                                                  $  35          $  60          $  43
Add non-cash income and expense items:
 Depreciation and amortization, net                                           151            150            148
 Revenue equipment writedown                                                   25              -              -
 Deferred income taxes, net                                                    22             35             26
 Bad debt expense                                                               4              5              5
Add other cash items:
 Net change in receivables, other assets, payables, and
  accrued expenses                                                            (24)            (7)            (7)
 Cash receipts on lease contracts receivable                                   25             24             21
 Recovery of property and equipment net book value                             39             26             33
                                                                    -------------------------------------------
   Total Cash Provided from Operations                                        277            293            269
                                                                    -------------------------------------------

Cash Used for Investment Activities
Additions to property and equipment                                          (215)          (199)          (249)
                                                                    -------------------------------------------
   Total Cash Used for Investment Activities                                 (215)          (199)          (249)
                                                                    -------------------------------------------

Cash Flows from Financing Activities
Borrowings of debt                                                             75              -             72
Payments of debt                                                              (25)           (90)           (72)
Net proceeds from exercise of stock options                                     -              5              1
Repurchase of common stock                                                   (111)             -            (13)
Dividends paid                                                                  -            (10)           (12)
                                                                    -------------------------------------------
   Total Cash Used for Financing Activities                                   (61)           (95)           (24)
                                                                    -------------------------------------------

Net increase (decrease) in cash                                                 1             (1)            (4)

Cash at beginning of year                                                       3              4              8
                                                                    -------------------------------------------

Cash at end of year                                                         $   4          $   3          $   4
                                                                    ===========================================


Total interest paid                                                         $  58          $  58          $  59

Total income taxes paid (refunded)                                          $   2          $   3            ($5)


The accompanying notes are an integral part of these consolidated financial statements.

Unaudited Quarterly Condensed Consolidated Statements of Operations XTRA Corporation and Subsidiaries

                                                For the four quarters ended
                                                September 30, 1999 and 1998
                                                (Millions of dollars except    First         Second         Third       Fourth
                                                         per share amounts)  Quarter        Quarter       Quarter      Quarter
                                               --------------------------------------------------------------------------------
1999
Revenues                                                                       $ 123        $ 110          $ 111        $ 120
Expenses/(1)/                                                                     93/(2)/     129/(3)/        93           91
                                                                            --------------------------------------------------
Pretax income (loss)                                                              30          (19)            18           29
Provision (benefit) for income taxes                                              12           (8)             7           12
                                                                            --------------------------------------------------
  Net income (loss)                                                            $  18         ($11)         $  11        $  17
                                                                            ==================================================

Basic earnings (loss) per common share                                         $1.18       ($0.82)         $0.85        $1.28
Basic shares outstanding (in millions)                                          15.4         13.9           13.2         13.0

Diluted earnings (loss) per common share                                       $1.18       ($0.82)         $0.85        $1.28
Diluted shares outstanding (in millions)                                        15.4         13.9           13.2         13.0

1998
Revenues                                                                       $ 121      $   109          $ 112        $ 119
Expenses/(1)/                                                                     91           91             92           88/(4)/
                                                                            --------------------------------------------------
Pretax income                                                                     30           18             20           31
Provision  for income taxes                                                       12            7              8           12
                                                                            --------------------------------------------------
  Net income                                                                   $  18      $    11          $  12        $  19
                                                                            ==================================================

Basic earnings per common share                                                $1.18      $  0.71          $0.80        $1.20
Basic shares outstanding (in millions)                                          15.3         15.3           15.3         15.4

Diluted earnings per common share                                              $1.17      $  0.71          $0.80        $1.20
Diluted shares outstanding (in millions)                                        15.4         15.4           15.4         15.4


(1) Includes operating and interest expenses.

(2) Includes a $1 million unusual charge related to the terminated merger.

(3) Includes $13 million of restructuring charges and a $25 million equipment write-down charge.

(4) Includes a $1 million unusual charge related to the terminated merger.

Consolidated Statements of Stockholders' Equity
XTRA Corporation and Subsidiaries


                    For the three years        Common     Capital in                     Unearned     Accumulated
                                  ended         Stock         Excess                 Compensation           Other           Total
                    September  30, 1999      $.50 Par         of Par     Retained   On Restricted   Comprehensive   Stockholders'
                  (Millions of dollars)         Value          Value     Earnings           Stock     Income/(1)/          Equity
            ---------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1996                     $ 8           $ 64         $273             $ -             ($3)          $ 342

Comprehensive income:
 Net income                                         -              -           43               -               -              43
 Translation adjustment                             -              -            -               -              (1)             (1)
                                                                                                                            -----
Total comprehensive income                          -              -            -               -               -              42
Common stock cash dividends declared
 at $0.78 per share                                 -              -          (12)              -               -             (12)
Options exercised and related tax benefits          -              1            -               -               -               1
Repurchase of common stock                          -            (13)           -               -               -             (13)
                                                  -------------------------------------------------------------------------------
Balance at September 30, 1997                       8             52          304               -              (4)            360

Comprehensive Income:
 Net income                                         -              -           60               -               -              60
 Translation adjustment                             -              -            -               -              (7)             (7)
                                                                                                                            -----
Total comprehensive income                          -              -            -               -               -              53
Common stock cash dividends declared
 at $0.64 per share                                 -              -          (10)              -               -             (10)
Options exercised and related tax benefits          -              5            -               -               -               5
Repurchase of common stock                          -              -            -               -               -               -
                                                  -------------------------------------------------------------------------------
Balance at September 30, 1998                       8             57          354                             (11)            408

Comprehensive income:
 Net income                                         -              -           35               -               -              35
 Translation adjustment                             -              -            -                               4               4
                                                                                                                            -----
Total comprehensive income                          -              -            -               -               -              39
Shares granted under restricted stock
 plan, options exercised, and related
  tax benefits, net                                 -              4            -              (4)              -               -
Amortization of unearned restricted stock           -                           -               1               -               1
Repurchase of common stock                         (2)           (61)         (48)              -               -            (111)
                                                  -------------------------------------------------------------------------------
Balance at September 30, 1999                     $ 6           $  -         $341             $(3)           $ (7)          $ 337
                                                  ===============================================================================

/(1)/ Other comprehensive income, for the Company, consists of the change in cumulative translation adjustments during the period.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
XTRA Corporation and Subsidiaries

1
-
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
XTRA Corporation leases, primarily on an operating basis, freight transportation equipment including over-the-road trailers, intermodal trailers, chassis, and domestic containers, and marine containers. XTRA leases over-the-road and intermodal equipment throughout North America, predominantly within the United States, to contract and common motor carriers, private fleet owners, and railroads. In addition, the Company leases marine containers worldwide to steamship lines.

Principles of Consolidation
The consolidated financial statements include the accounts of XTRA Corporation and its wholly-owned subsidiaries (the "Company"). All material intercompany accounts and transactions have been eliminated. Certain amounts in the prior year financial statements have been reclassified to be consistent with the current year's presentation.

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

When equipment is sold or retired, its cost and accumulated depreciation are removed from the balance sheet and any gain or loss is included in revenues. Revenue equipment with an original cost of approximately $141 million, which has reached the end of its estimated useful life, remains in service and is included in Revenue Equipment at September 30, 1999.

Equipment and Real Estate Disposals
For purposes of the statements of cash flows, the total proceeds from the continuous disposal of fleet assets is reflected in cash flow from operations and the gain or loss is included in revenues in the income statement. Gain or loss from the sales of real estate are included in the income statement in rental equipment operating expense. Gains on the sale of real estate were $1 million in fiscal 1999.

Repair and Maintenance
Repair and maintenance expenses are charged to operating expenses when incurred and amounted to $29 million, $28 million, and $29 million in 1999, 1998, and 1997, respectively.

Earnings per Share
Basic earnings per is computed by dividing income available to common stockholders by weighted average shares outstanding. Diluted earnings per share reflects the effect of all other outstanding common stock equivalents using the treasury stock method.

Foreign Currency Translation
The Company translates the assets and liabilities of its foreign operations at the exchange rates in effect at year-end. Revenues and expenses are translated using average exchange rates in effect during the year. Gains and losses from foreign currency translation for the Company's Canadian operations are credited or charged to cumulative translation adjustment included in stockholders' equity in the accompanying Consolidated Balance Sheets. The gains and losses from remeasurement of certain intercompany liabilities of the Company's Canadian businesses are included in foreign exchange gain or loss. The Company's operations in Mexico were accounted for as a highly inflationary economy in fiscal 1997 and 1998 and, accordingly, all translation gains and losses were charged to foreign exchange loss. In fiscal 1999, the Company's operations in Mexico ceased being accounted for as a highly inflationary economy and, accordingly, all translation gains and losses are credited or charged to cumulative translation adjustment, and included in stockholder's equity.

2
-
EQUIPMENT LEASES

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

The following schedule summarizes the future minimum rental receipts on operating and finance leases by year as of September 30, 1999:

                                                                        Operating      Finance
                                                 (Millions of dollars)  Leases         Leases
     -------------------------------------------------------------------------------------------
     2000                                                                    $114          $21
     2001                                                                      54           13
     2002                                                                      38            6
     2003                                                                      23            2
     2004                                                                      12            1
     2005 and thereafter                                                        4            2
                                                                     ---------------------------
            Total                                                            $245          $45
                                                                     ===========================

The components of the net investment in finance leases as of September 30, 1999 and 1998 were as follows:

                                                  (Millions of dollars)      1999           1998
     ----------------------------------------------------------------------------------------------
     Minimum lease payments receivable                                         $  45          $  51
     Add:  estimated  residual values                                              7              7
                                                                     ------------------------------
                                                                                  52             58
     Less:  deferred finance lease income                                        (14)           (16)
         Lease contracts receivable, net                                       $  38          $  42
                                                                     ==============================

3
-
DEBT

Debt as of September 30, 1999 and 1998 consisted of the following:

                                          (Millions of dollars)      1999           1998
     ------------------------------------------------------------------------------------------
     Unsecured financing
     Medium-term Notes                                                      $ 673         $ 656
     Revolving Credit Agreement                                               169           128
                                                                   ----------------------------
       Total unsecured financing                                              842           784
     Secured financing                                                         10            18

       Total debt                                                             852           802
     Less: current portion                                                    (94)          (72)
                                                                   ----------------------------
       Long-term debt                                                       $ 758         $ 730
                                                                   ============================

The $673 million of Medium-term Notes have a weighted average interest rate of 7.0% and maturities from fiscal years 2000 to 2019. At September 30, 1999, $457 million remained available under the shelf registration for future debt issuance. The weighted average interest rate incurred was 7.0% during 1999, 1998, and 1997.

The Company's Revolving Credit Agreement has bank commitments of $225 million at September 30, 1999 and a revolving period maturity date of June 30, 2001. Pricing on the Revolving Credit Agreement is dependent on the Company's credit ratings and is based on a fixed spread over the London Interbank Offered Rate (LIBOR). The Company pays a facility fee on any unused commitment in the facility.

Unless the Company requests and the banks approve a renewal or extension of the agreement, borrowings outstanding on the revolving period maturity date will be converted to a five year term loan payable in equal quarterly installments with a final term maturity in June 30, 2006.

The Company borrows on a short-term basis by issuing commercial paper and using uncommitted lines of credit. Short-term borrowings are back-stopped by the unused borrowing capacity under the Revolving Credit Agreement. They have therefore been classified as Revolving Credit Agreement borrowings. At September 30, 1999 and September 30, 1998, such borrowings amounted to $169 million and $128 million, respectively. At September 30, 1999, the $169 million of Revolving Credit Agreement borrowings had a weighted average interest rate of 5.6%. The weighted average interest rates incurred under the Revolving Credit Agreement, consisting primarily of short-term borrowings, were 5.2%, 5.8%, and 5.7% during 1999, 1998, and 1997, respectively. At September 30, 1999, $56 million of unused commitment was available under the Revolving Credit Agreement.

The secured financing at September 30, 1999, consisting of capital lease obligations, had a weighted average interest rate of 8.9% and is payable in installments through 2001. The weighted average interest rates incurred under the secured financing were 8.5%, 9.1%, and 10.0% during 1999, 1998, and 1997, respectively.

Revenue equipment recorded on the consolidated balance sheets related to secured financing was as follows at September 30, 1999 and 1998:

                                                  (Millions of dollars)            1999             1998
-----------------------------------------------------------------------------------------------------------
Revenue equipment                                                                    $  29            $  41
Accumulated depreciation                                                               (17)             (22)
                                                                         ----------------------------------
Net secured equipment                                                                $  12            $  19
                                                                         ==================================

Assuming the Company were to convert the Revolving Credit Agreement to a term loan on its revolving period maturity date, the amount of minimum maturities of all debt during each of the next five fiscal years and thereafter would be as follows:

                                                                                             Minimum
                                                                                             Debt
                                                                 (Millions of dollars)       Maturities
-------------------------------------------------------------------------------------------------------
2000                                                                                               $ 94
2001                                                                                                102
2002                                                                                                116
2003                                                                                                103
2004                                                                                                 58
2005 and thereafter                                                                                 379
                                                                                        ---------------
   Total payments and maturities                                                                   $852
                                                                                        ===============

The Company's loan agreements contain minimum debt service tests and restrictive covenants including restrictions on the amount of debt in relation to revenue equipment and stockholders' equity and limitations on secured borrowings. The Company's loan agreements contain covenants that restrict the payment of dividends or repurchases of common stock by the Company. In addition, certain loan agreements contain covenants that restrict advances to and the payment of dividends to the Company by its subsidiaries, including XTRA, Inc. Under the most restrictive provisions of the Company's loan agreements, the combined amount of repurchase of common stock and cash dividends which could be paid on the Company's capital stock was limited to $96 million at September 30, 1999. Since the termination of the merger agreement, the Company has not paid dividends and has no current plans to do so.

4
-
INCOME TAXES

The components of the provision for income taxes for 1999, 1998, and 1997 are as follows:

                              (Millions of dollars)   1999     1998    1997
----------------------------------------------------------------------------
Current tax provision
Federal                                               $   -    $  2     $  1
State                                                     1       2        1
                                                      ----------------------
   Current tax provision                                  1       4        2
                                                      ----------------------

Deferred tax provision
Federal                                                  19      30       22
State                                                     3       5        4
                                                      ----------------------
   Deferred tax provision                                22      35       26
                                                      ----------------------
      Provision for income taxes                      $  23    $ 39     $ 28
                                                      ======================

The provision differs from income taxes currently payable because certain items of income and expense are recognized in different periods for financial statement purposes than for tax return purposes.

The reasons for the difference between the statutory U.S. Federal income tax rates and the Company's effective income tax rates for 1999, 1998, and 1997 are as follows:

                   (Millions of dollars)      1999     1998     1997
----------------------------------------------------------------------
Federal statutory rate                        35%       35%       35%
Increase in taxes resulting from:
   State taxes and other                       5         5         5
                                         ---------------------------
Effective income tax rate                     40%       40%       40%
                                         ===========================

The components of the net deferred tax liability as of September 30, 1999 and 1998 are as follows:

                   (Millions of dollars)           1999      1998
------------------------------------------------------------------
Assets
Capital lease obligations                         $   3     $   7
Investment tax credits                                1         1
Alternative minimum tax credits                      21        22
Other                                                19        16
                                                  ----------------
   Total deferred tax assets                      $  44     $  46
                                                  ================

Liabilities
Revenue equipment                                 $ 330     $ 312
Other                                                23        21
                                                  ----------------
   Total deferred tax liabilities                   353       333
                                                  ----------------
      Net deferred tax liability                  $ 309     $ 287
                                                  ================

The Company estimates that after filing its fiscal 1999 tax return, it will have $1 million of investment tax credit carryforwards available to reduce future federal income tax liabilities. The investment tax credit carryforwards in 2001. The Company also estimates that after filing its fiscal 1999 tax return, it will have $21 million of alternative minimum tax credit carry forwards available to reduce future federal income tax liabilities. The benefit of both tax credit carry forwards has been recorded in the Company's financial statements. The Company has not recognized a valuation allowance for deferred tax assets.

5
-
COMMITMENTS AND CONTINGENCIES

The Company's offices and certain facilities are occupied under leases expiring at various dates. In addition, the Company has leased certain revenue equipment with an original cost of $50 million under a ten year operating lease expiring in 2009.

At September 30, 1999, the Company's lease commitments under the non-cancelable portion of these leases for the next five years and in total thereafter were as follows:

                                                    Revenue       Office       Total Lease
                         (Millions of dollars)    Equipment    Facilities      Commitments
------------------------------------------------------------------------------------------
2000                                                  $   7         $  5             $  12
2001                                                      5            5                10
2002                                                      5            4                 9
2003                                                      5            4                 9
2004                                                      6            3                 9
2005 and thereafter                                      31            5                36
                                                 -----------------------------------------
     Total                                            $  59         $ 26             $  85
                                                 =========================================

Rental equipment lease financing expense amounted to $1 million in 1999 and 1997, respectively, which is included in the income statement under the caption "Depreciation on rental equipment." Other rental expense amounted to $6 million, in 1999, 1998, and 1997, respectively.

As of November 5 1999, the Company had committed capital expenditures of $87 million, principally for over-the-road trailers, in fisca1 2000.

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

6
-
RETIREMENT PLANS

The Company provides retirement benefits to substantially all of its employees through a qualified and funded defined contribution retirement plan. The Company's yearly profit sharing contributions are discretionary and include an employee-matching contribution to a 401(k) plan and a profit sharing contribution and are based on a specified percentage of employee qualified compensation. The retirement trust fund's assets are administered by a trustee. Participants are entitled to their vested portion of the retirement assets upon termination of employment. The Company recorded expenses of $2 million each year in 1999, 1998, and 1997 in connection with the defined contribution retirement plan.

7
-
SEGMENT AND GEOGRAPHIC INFORMATION

In 1999, the Company adopted Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of a Business Enterprise and Related Information," which establishes standards for reporting information about reportable operating segments. The Company's operating divisions and related transportation equipment, in applying the aggregation criteria of SFAS 131, have been aggregated into two reportable segments; North America and International.

The North America reporting segment consists of the Company's XTRA Lease and Intermodal divisions that lease over-the-road and intermodal equipment predominantly within the United States. The International division leases marine containers worldwide. Information about the Company's reportable segments and geographic segments is presented in the tables below.

Segment Information:
-------------------
                                                                   North
                                       (Dollars in millions)     America      International     Total
1999:
Revenues                                                          $  401             $   63    $  464
Depreciation expense                                                 122                 30       152
Interest expense                                                      44                 14        58
Non-recurring charges                                                  5                 34        39
Pretax income (loss)                                                 105                (47)       58

Capital expenditures (including $50 million leased-in under an       265                  -       265
   operating lease)
Total segment assets at September 30, 1999                         1,238                335     1,573

1998:
Revenues                                                          $  381             $   80    $  461
Depreciation expense                                                 118                 33       151
Interest expense                                                      42                 16        58
Non-recurring charges                                                  1                  -         1
Pretax income                                                         97                  2        99

Capital expenditures                                                 189                 10       199
Total segment assets at September 30,1998                          1,165                410     1,575

1997:
Revenues                                                          $  359             $   76    $  435
Depreciation expense                                                 117                 32       149
Interest expense                                                      45                 18        63
Pretax income (loss)                                                  76                 (5)       71

Capital expenditures                                                 219                 30       249
Total segment assets at September 30, 1997                         1,150                435     1,585


Geographic information:                                             1999               1998      1997
----------------------                                            ------------------------------------

Revenues    United States                                         $  371             $  352    $  331
            Other countries                                           93                109       104
                                                                  ------------------------------------
            Total revenues                                        $  464             $  461    $  435
                                                                  ====================================

Assets      United States                                         $1,119             $1,064    $1,060
            Other countries                                          454                511       525
                                                                  ------------------------------------
            Total assets                                          $1,573             $1,575    $1,585
                                                                  ====================================

8
-
COMMON STOCK

Repurchase of Common Stock
The Company had authorized the repurchase of up to $200 million of its common stock in 1995 and 1996. As of November 5, 1999, the Company had repurchased $189 million of common stock under the $200 million authorization. In September, 1999, the Company approved a new $100 million stock repurchase authorization, which becomes effective upon the completion of the $200 million stock purchase authorization. The timing of the repurchases, which could occur over an extended period of time, will depend on price, market conditions, and other factors.

1998 General Stock Incentive Plan
The 1998 General Stock Incentive Plan authorizes the issuance of 150,000 shares of common stock under the Plan. The Plan allows the Company to grant awards to non-executive employees including stock options, stock appreciation rights, and restricted stock awards, subject primarily to the requirement of continuing employment. The awards under this plan are available for grant over a period of ten years from the date on which the plan was adopted, but the grants may vest beyond the ten-year period. Stock options issued by the Company are exercisable at a future time as specified by the Company and generally expire from five to ten years from the date of grant. The exercise price of stock options may not be less than the fair market value of the common stock at the date of grant.

1997 Stock Incentive Plan
The 1997 Stock Incentive Plan authorizes the issuance of 500,000 shares of common stock under the Plan. The Plan allows the Company to grant awards to key employees including restricted stock awards, stock options, and stock appreciation rights, subject primarily to the requirement of continuing employment. The awards under this plan are available for grant over a period of ten years from the date on which the plan was adopted, but the grants may vest beyond the ten-year period. Stock options issued by the Company are exercisable at a future time as specified by the Company and generally expire from five to ten years from the date of grant. The exercise price of stock options may not be less than the fair market value of the common stock at the date of grant.

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

Under the Stock Incentive Plans, the Company is authorized to grant shares of restricted stock to employees. No monetary consideration is paid by employees who receive restricted stock. Restricted stock can be granted with or without performance restrictions. In 1999, the Company granted 87,750 shares of restricted stock under the 1997 Stock Incentive Plan at an average market value of $46.34 per share and recorded the total market value of the shares granted as unearned compensation in the Statement of Stockholders' Equity. The unearned compensation is being amortized to expense over the three year vesting period. Restricted stock compensation charged to expense in 1999 was $1 million.

Accounting for Stock-Based Compensation
In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards Number 123 (SFAS 123), "Accounting for Stock-Based Compensation," which sets forth a fair value based method of recognizing stock-based compensation expense. As permitted by SFAS 123, the Company has elected to continue to apply APB No.25, "Accounting for Stock Issued to Employees", to account for its stock-based compensation plans.

Had the compensation cost for these plans been determined according to SFAS 123, the Company's net income and earnings per share would have been the following pro forma amounts:

                         (Millions of dollars, except
                                   per share amounts)                     1999        1998        1997
---------------------------------------------------------------------------------------------------------
Net Income
As reported                                                              $  35       $  60       $  43
Pro forma                                                                   33          59          41

Basic EPS
As reported                                                              $2.49       $3.90       $2.79
Pro forma                                                                 2.40        3.87        2.72

Diluted EPS
As reported                                                               2.49        3.88        2.78
Pro forma                                                                 2.40        3.86        2.71

Because SFAS 123 does not require a fair value based method of accounting to be applied to options granted prior to October 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

For purposes of the pro forma disclosure, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:


                                                                          1999         1998         1997
-----------------------------------------------------------------------------------------------------------
Assumptions:
  Volatility                                                              26.0%        20.1%        20.1%
  Risk-free interest rate                                                  5.7%         4.4%         5.8%
  Dividend yield                                                             -          1.8%         1.8%
  Expected life of options (years)                                           3            3            3

Weighted average grant date fair value of options granted under the:
  1998 general stock option plan                                        $11.85
  1997 stock incentive plan                                              11.78        $8.59
  Deferred director fee option plan                                       7.56         4.92        $4.02
  1991 stock option plan for non-employee directors                      10.04         9.86         8.29
  1987 stock incentive plan                                                                         9.32

The following table summarizes the stock option transactions pursuant to the Company's stock incentive and stock option plans for the three-year period ended September 30, 1999:

                                                                                     Weighted Average
                                                                        Shares         Exercise Price
                                                                        (000s)          Per Share ($)
Options outstanding at September 30, 1996                                  640                 $48.27
Granted                                                                    262                  50.05
Exercised                                                                  (30)                 34.95
Forfeited                                                                  (64)                 50.04
                                                                    -------------------------------------------
Options outstanding at September 30, 1997                                  808                  49.10

Granted                                                                     95                  52.52
Exercised                                                                  (96)                 45.03
Forfeited                                                                  (14)                 47.17
                                                                    -------------------------------------------
Options outstanding at September 30, 1998                                  793                  49.95

Granted                                                                    424                  46.00
Exercised                                                                   (5)                 39.28
Forfeited                                                                 (149)                 45.68
                                                                    -------------------------------------------
Options outstanding at September 30, 1999                                1,063                  48.28

Exercisable options at September 30, 1999                                  822                  49.01

Shares available for grant at September 30, 1999                           316
===============================================================================================================

The following table summarizes information about stock options outstanding at September 30, 1999:

                                                  Options Outstanding                     Options Exercisable
                                      ------------------------------------------     --------------------------
                                                         Weighted
                                           Number         Average      Weighted           Number      Weighted
                                         Outstanding     Remaining     Average         Exercisable     Average
                                         at 9/30/99     Contractual    Exercise         at 9/30/99    Exercise
                                           (000s)      Life (Years)     Price             (000s)        Price

                                      ------------------------------------------     --------------------------
Range of exercise price
$19.75 to $29.88                               11               1.8      $22.41               11       $22.41
$39.00 to $60.44                             1052               1.4       48.54              811        49.38
                                      ------------------------------------------     --------------------------
   Total                                     1063               1.4       48.28              822        49.01
                                      ==========================================     ==========================

9
-
DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

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

The carrying amounts and estimated fair values of the Company's financial instruments are as follows:

                                              As of September 30,     Carrying     Fair
                                             (Millions of dollars)    Amount      Value
----------------------------------------------------------------------------------------
1999

Cash and short-term investments                                         $  4        $  4
Debt                                                                     852         855

1998
Cash and short-term investments                                         $  3        $  3
Debt                                                                     802         866

10
--
1999 ONE TIME CHARGES

XTRA recorded a one-time charge of $13 million during the second quarter of fiscal 1999 for establishing a Shared Service Center and restructuring its marine container operations. During fiscal 1999, approximately $12 million was charged against the reserve leaving a reserve balance at September 30, 1999 of $1 million. Included in the amounts charged to the restructuring reserve were $6 million of severance payments, $4 million of equipment write-downs and $2 million related to facility shutdowns.

The Company recorded a $25 million charge during the second quarter to write down 20,000 marine containers that are targeted for disposal to their estimated realizable value. Through September 30, 1999, approximately 13,000 units have been sold with a resulting loss of $16 million that has been charged against this reserve.

11
--
ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts as of September 30, 1999, 1998, and 1997 consists of the following:

                                For the three years ended September 30,
                                                  (Millions of dollars)     1999      1998       1997
------------------------------------------------------------------------------------------------------
Balance at beginning of year                                               $  16      $  14      $  13
Additions charged to operating expenses                                        4          5          5
Deductions /(1)/                                                              (6)        (3)        (4)
                                                                           ----------------------------
Balance at end of year                                                     $  14      $  16      $  14
                                                                           ============================

/(1)/ Amounts charged against reserves, net of recoveries.

12
--
SELECTED FINANCIAL DATA OF SIGNIFICANT SUBSIDIARY

The condensed consolidated data for XTRA, Inc., a wholly-owned subsidiary of XTRA Corporation, included in the consolidated financial information of the Company, is summarized below:

                                For the three years ended September 30,
                                                  (Millions of dollars)      1999     1998     1997
---------------------------------------------------------------------------------------------------
Income Statement Data
Revenues                                                                   $  464   $  461   $  435
Pretax income                                                                  61       99       71
Net income                                                                     38       59       43

Selected Balance Sheet Data
Receivables, net                                                           $  115   $  106   $  108
Net property and equipment                                                  1,435    1,452    1,454
Other assets                                                                   18       17       23
                                                                          -------------------------
   Total assets                                                            $1,568   $1,575   $1,585
                                                                          =========================

Debt                                                                       $  852   $  802   $  892
Deferred income taxes                                                         309      287      252
Other liabilities                                                              72       84       86
                                                                          -------------------------
   Total liabilities                                                        1,233    1,173    1,230
Stockholders' equity                                                          335      402      355
                                                                          -------------------------
   Total liabilities and stockholders' equity                              $1,568   $1,575   $1,585
                                                                          =========================

13
--
BASIC AND DILUTED EARNINGS PER SHARE

The following tables provide a reconciliation of the numerators and denominators of basic and diluted earnings per share computations:



                                          Year ended September 30,         1999        1998         1997
--------------------------------------------------------------------------------------------------------
Net income (in millions) (numerator)                                    $    35     $    60      $    43

Computation of Basic Shares Outstanding
(in thousands, except per share amounts)
Weighted average number of basic shares
outstanding (denominator)                                                13,865      15,319       15,268
Basic earnings per common share                                         $  2.49     $  3.90      $  2.79

Computation of Diluted Shares Outstanding
(in thousands, except per share amounts)
Weighted average number of basic shares outstanding                      13,865      15,319       15,268
Common Stock equivalents for diluted
shares outstanding                                                            7          72           18
Weighted average number of diluted shares
outstanding (denominator)                                                13,872      15,391       15,286
Diluted earnings per common share                                       $  2.49     $  3.88      $  2.78
--------------------------------------------------------------------------------------------------------

14
--
TERMINATION OF RECAPITALIZATION MERGER

XTRA entered into an Agreement and Plan of Merger and Recapitalization dated as of June 18, 1998, as amended and restated as of July 31, 1998, with Wheels MergerCo LLC ("MergerCo"). MergerCo was a newly organized Delaware limited liability company formed by Apollo Management IV, L.P. and Atlas Capital Partners LLC, an affiliate of Interpool, Inc. On November 25, 1998, the Company and MergerCo mutually agreed to terminate their existing merger agreement. Previously, MergerCo had indicated that due to market conditions it did not believe it would be able to obtain the financing necessary to complete the transaction.

Report of Independent Public Accountants

To the Stockholders of XTRA Corporation:
We have audited the accompanying consolidated balance sheets of XTRA Corporation (a Delaware corporation) and subsidiaries as of September 30, 1999, and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XTRA Corporation and subsidiaries as of September 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1999, in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN LLP

St. Louis, Missouri
November 5, 1999

                                                                      EXHIBIT 21

PARENT AND SUBSIDIARIES*

Name                                          State or Province of Incorporation
--------------------------------------------------------------------------------

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


Subsidiaries of Distribution Internationa1 Corporation
Strick Canada Limited                                                    Ontario
XTRA Lease, Inc.                                                        Delaware

*Certain inactive subsidiaries have been omitted.