Form 10-K405, Exhibit 13
period 2000-09-30
XTRA CORP /DE/
filed 2000-12-21
CIK 217591

                                                                    EXHIBIT 13.1

Five Year Selected Financial Data

Year ended September 30,
(Millions of dollars, except per                          2000            1999           1998          1997          1996
 share amounts)                                     --------------------------------------------------------------------------
Operations

Revenues                                                $  477      $      464     $      461        $  435        $  422

Cash provided from operations                              316             275            293           269           272

Capital expenditures /(1)/                                 240             265            199           249           210

Pretax income                                              105         58/(2)/        99/(3)/            71            69

Net income                                                  63         35/(2)/        60/(3)/            43            41

Per Share Information

Basic earnings per share                                $ 5.21      $2.49/(2)/     $3.90/(3)/        $ 2.79        $ 2.56

Diluted earnings per share                              $ 5.20      $2.49/(2)/     $3.88/(3)/        $ 2.78        $ 2.56

Dividends declared per share                                 -               -     $     0.64        $ 0.78        $ 0.70

Financial Position

Total assets                                            $1,566      $    1,573     $    1,575        $1,585        $1,537

Total debt                                                 788             852            802           892           892

Total stockholders' equity                                 361             337            408           360           342


/(1)/ Includes equipment purchased and leased-in under operating leases and capital expenditures for acquisitions.

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

                                                                              25