Form 10-K405, Exhibit 13
period 2000-09-30
XTRA CORP /DE/
filed 2000-12-21
CIK 217591

Index to Financial Statements
XTRA Corporation and Subsidiaries
(Information required by Part II, Items 7 and 8 and Part IV. Item 14 of
Form 10-K)

                                                                                              PAGE
MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of financial condition and results of operations
   for the three years ended September 30, 2000                                                 27

Cautionary statements for purposes of the "Safe Harbor" provisions of the
   Private Securities Litigation Reform Act of 1995                                             32

Unaudited quarterly condensed consolidated statements of operations for the years ended
   September 30, 2000 and 1999                                                                  34


FINANCIAL STATEMENTS

Consolidated balance sheets - September 30, 2000 and 1999                                       35

Consolidated income statements for the three years ended September 30, 2000                     36

Consolidated statements of stockholders' equity for the three years ended September 30, 2000    39

Consolidated statements of cash flows for the three years ended September 30, 2000              38

Notes to consolidated financial statements                                                      39

Report of independent public accountants                                                        51

Parent and subsidiaries                                                                         54

                                                                    EXHIBIT 13.2

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three Years Ended September 30, 2000
(Not covered by Report of Independent Public Accountants)

The discussion below contains certain forward-looking statements including estimates of economic and industry conditions, equipment utilization, and capital expenditures. Actual results may vary from those contained in such forward-looking statements. See "Cautionary Statements for Purposes of the 'Safe Harbor' Provisions of the Private Securities Litigation Reform Act of 1995" contained below. Reference to years in the discussion below refers to XTRA Corporation's fiscal years.

XTRA Corporation leases, primarily on an operating basis, freight transportation equipment, including over-the-road trailers, marine containers, chassis, intermodal trailers, and domestic containers. XTRA's equipment utilization, lease rates, and therefore, profitability, are impacted by the supply of and demand for available equipment, the level of economic activity in North America, world trade activity, the actions of its competitors, and other factors in the freight transportation industry. Substantially all of the Company's business is conducted in U.S. dollars, including its marine container business. Utilization and profitability are usually seasonally lower in the Company's second and third fiscal quarters than in the first and fourth fiscal quarters. In general, the Company's receivable collection experience has been good. However, industry downturns tend to lengthen the collection period of certain receivables.

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

The following table sets forth the Company's average equipment utilization (dollar weighted by investment in each type of equipment), average fleet size in units, and average net investment in revenue equipment for the three years ended September 30, 2000. The Company's average fleet size and net investment includes equipment owned by the Company, equipment leased-in from third parties under operating and capital leases, and equipment leased to third parties under finance leases.


For the year ended September 30,                  2000       1999       1998
                                              -------------------------------
(Millions of dollars)
North America
XTRA Lease
     Utilization                                    86%        87%        90%
     Units                                      90,000     85,000     79,000
     Net investment (in millions)             $    968   $    832   $    738

XTRA Intermodal
     Utilization                                    83%        79%        81%
     Units                                      50,000     53,000     54,000
     Net investment (in millions)             $    232   $    281   $    290

Total
     Utilization                                    85%        85%        87%
     Units                                     140,000    138,000    133,000
     Net investment (in millions)             $  1,200   $  1,113   $  1,028

International
     Utilization                                    82%        71%        82%
     Units                                     140,000    160,000    164,000
     Net investment (in millions)             $    289   $    350   $    404

Consolidated
     Utilization                                    85%        81%        86%
     Units                                     280,000    298,000    297,000
     Net investment (in millions)             $  1,489   $  1,463   $  1,432


Revenues increased by 3% or $13 million in 2000. The Company's average equipment utilization increased from 81% in 1999 to 85% in 2000. Average net investment in equipment increased by $26 million due primarily to an increase in the net investment in over-the-road trailers, which was partially offset by a decline in the net investment in the marine container and intermodal equipment fleets.

The Company's North American revenues increased 5% or $20 million from the same period a year ago due to continuing strong levels of domestic freight leading to more over-the-road working units, as well as an improvement in over-the-road lease rates. The Company's North American utilization averaged 85% in 2000 and 1999. XTRA Lease's revenues increased $25 million from 1999 primarily due to higher working units and an improvement in lease rates. XTRA Lease's utilization averaged 86% in fiscal year 2000, as compared to 87% in 1999. XTRA Intermodal's revenues decreased $5 million from fiscal 1999 due primarily to a decline in lease rates, and a decline in working units. XTRA Intermodal's utilization averaged 83% in fiscal 2000, compared to 79% in 1999.

The Company's XTRA Lease fleet, consisting primarily of over-the-road trailers, represented 65% of average net investment in equipment in 2000, versus 57% of average net investment in equipment in 1999. The Company continued to downsize its North American intermodal trailer fleet as the railroads continue to move toward more domestic container usage. XTRA's intermodal trailer fleet was 7% of average net investment in equipment in 2000, versus 9% of average net investment in equipment in 1999.

International revenues decreased 11% or $7 million in 2000, due to lower lease rates and larger losses on sale of equipment partially offset by more working units. Equipment utilization increased to 82% from 71% in the comparable prior year period. Marine container lease rates in 2000 continue to be at low levels for the Company previously announced plan to dispose of a significant number of older units. The Company's average marine container fleet size declined to 140,000 units in 2000 from 160,000 units in 1999.

Revenues increased by 1% or $3 million in 1999. The Company's average equipment utilization declined from 86% in 1998 to 81% in 1999. Average net investment in equipment increased by $31 million primarily due to an increase in the net investment in over-the-road trailers, which was partially offset by a decline in the net investment in the marine container and intermodal equipment fleets.

The Company's North American revenues increased 5% or $20 million from 1998 due to strong levels of domestic freight leading to more working units, as well as an improvement in lease rates. The Company's North American utilization averaged 85% in 1999, as compared to 87% in 1998. XTRA Lease's revenues increased $23 million from 1998 due to more working units, as well as an improvement in lease rates. XTRA Lease's utilization averaged 87% in fiscal year 1999, as compared to 90% in 1998. XTRA Intermodal's revenues decreased $3 million from fiscal 1998 primarily due to a decrease in working units. XTRA Intermodal's utilization averaged 79% in fiscal 1999, compared to 81% in 1998.

The Company's XTRA Lease fleet represented 57% of average net investment in equipment in 1999, versus 51% of average net investment in equipment in 1998. XTRA's intermodal trailer fleet was 9% of average net investment in equipment in 1999, versus 11% of average net investment in equipment in 1998.

International revenues decreased 22% or $17 million in 1999, primarily due to fewer working units and a decrease in lease rates. Equipment utilization declined to 71% from 82% in 1998. Marine container lease rates in 1999 declined from 1998 and the Company's average marine container fleet size declined to 160,000 units in 1999 from 164,000 units in 1998.

Operating Expenses

In 2000, operating expenses increased by 1% or $3 million from 1999. In 1999, operating expenses excluding one-time charges and an unusual item, increased by 3%, or $9 million from 1998.

Depreciation expense decreased 1% or $1 million in 2000 primarily due to a smaller fleet of marine containers and increased 1% or $1 million in 1999 due to a larger fleet investment. Rental equipment lease financing expenses of $9 million were incurred in 2000, $1 million in 1999 and no comparable expense in 1998.

In 2000, rental equipment operating expenses remained unchanged. In 1999, rental equipment operating expenses increased by 6% or $6 million primarily due to an increase in storage and repositioning expenses. In 2000, selling and administrative expenses decreased by 8% or $4 million as a result of the efficiencies of the Shared Services Center and the marine container management outsourcing. These expense reductions were both partially offset by higher compensation, professional fees, and depreciation expense. In 1999, selling and administrative expenses increased 2% or $1 million due primarily to higher professional fees.

In 1999, the Company recorded one-time charges for establishing a Shared Services Center, restructuring its marine container operations, and recording a write-down to adjust a portion of its marine container fleet to realizable value. These charges are $4 million, $9 million, and $25 million, respectively.

Unusual Item: Costs Related to Terminated Merger

During both fiscal 1998 and fiscal 1999, XTRA recorded approximately $1 million in each year as an unusual item, representing expenses related to the terminated merger with Wheels MergerCo.

Normalized Operating Results

Excluding the unusual item and the one-time charges in fiscal 1999, net income and diluted earnings per share would have been $58 million and $4.16, respectively. Excluding the unusual item, fiscal 1998 net income and diluted earnings per share would have been $60 million and $3.91, respectively.

Interest Expense

Interest expense is a function of the amount of average net debt outstanding (long-term debt less cash) and average interest rates. The following table sets forth total average net debt outstanding and interest expense as a percentage of total average net debt outstanding.


For the year ended September 30,                                             2000          1999           1998
                                                                             ---------------------------------
Average net debt outstanding (millions of dollars)                           $821          $837          $829

Interest expense as a percentage of average net debt outstanding              7.1%          6.9%          7.0%

In 2000, interest expense was unchanged from 1999 as a higher average effective interest rate was offset by lower average net debt outstanding. Interest expense in 1999 was unchanged from 1998 as slightly higher average net debt outstanding was offset by a lower average effective interest rate.

Foreign Exchange Gain (Loss)

In 2000, the $1 million foreign exchange loss was due to the U.S. dollar strengthening versus the Canadian dollar. In 1999, the $1 million foreign exchange gain was due to the U.S. dollar weakening versus the Canadian dollar.

Pretax Income

In 2000, pretax income, before one-time charges and an unusual item, increased by 8% or $8 million primarily due to more working units and higher over-the-road lease rates partially offset by higher rental equipment lease finance expense. In 1999, pretax income, before one-time charges and an unusual item, declined 3% or $3 million primarily due to lower equipment utilization at XTRA International.

Provision for Income Taxes

The Company's effective income tax rate was approximately 39.5% in 2000 and 40% in 1999 and 1998. For additional information regarding the provision for income taxes, see Notes 1 and 4 of the Notes to Consolidated Financial Statements.

FINANCIAL LIQUIDITY AND CAPITAL RESOURCES

Significant capital investment is required by the Company's leasing operations, not only for growth but also for replacement of units retired from service. However, during periods of slower economic growth or excess equipment supply, capital expenditures may be curtailed until demand for transportation equipment increases.

The following table sets forth capital expenditures by equipment type, including units acquired by acquisition, units purchased, and units leased-in from third parties under operating leases and capital leases. The capital expenditures for fiscal 2001 represent XTRA's commitments as of November 2, 2000. See Note 5 of the Notes to Consolidated Financial Statements. The Company may increase capital spending in 2001 if conditions warrant.

(Millions of dollars)                 2001      2000       1999      1998
                                      -----------------------------------
Over-the-road trailers                $ 38      $223       $235      $176
Chassis                                  1         5         16         6
Marine containers                        -         -          -        10
Non-revenue equipment                    -        12         14         7
                                      -----------------------------------
     Total                            $ 39      $240       $265      $199
                                      ===================================

The Company recognizes that managing capital spending is essential to maintaining the quality of its fleet. The Company increases its fleet by purchasing new and used equipment and by acquiring equipment from other leasing companies. Fiscal 2000 capital expenditures include $34 million leased-in under an operating lease ($10 million sale of proceeds from equipment purchased and refinanced under an off-balance sheet lease and $24 million of equipment financed under an off-balance sheet lease). In 1999, due to strong conditions in its North American businesses, capital expenditures increased to $265 million, of which $235 million was for over-the-road trailers. Fiscal 1999 capital expenditures include $50 million leased-in under an operating lease.

During the three years ended September 30, 2000, the Company generated $884 million of cash flow from operations. During this same period, XTRA invested $704 million in property and equipment, including off-balance sheet leases, paid dividends of $10 million, repurchased $142 million of common stock, net of stock options exercised, and reduced net debt (debt less cash) outstanding by $102 million.

During fiscal 2000, the Company repurchased 950,000 shares of its common stock for $39 million. As of September 30, 2000, the Company had $71 million of authorization remaining under its current $100 million stock repurchase authorization.

Although some level of future capital spending can be financed internally, the ability to fund expenditures above that level depends upon the availability of external financing. The Company historically has had available to it a variety of external sources at favorable rates and terms to finance its acquisitions and the growth of its leasing equipment fleet. However, the availability of such capital depends heavily upon prevailing market conditions and the Company's capital structure and credit ratings.

Currently, the Company's external financing options include a combination of medium-term and long-term borrowings in the public and private debt market, a revolving credit agreement, intermediate and long-term financing from banks and institutional investors, and lease financing. XTRA and XTRA, Inc. have registered with the Securities and Exchange Commission $604 million of securities consisting of Preferred Stock and Common Stock of XTRA as well as senior and subordinated debt securities of XTRA, Inc., fully and unconditionally guaranteed by XTRA Corporation (the "Shelf Registration") (see Note 3 of the Notes to Consolidated Financial Statements). As of November 5, 2000, the Company had $337 million available for issuance under this Shelf Registration. As of November 5, 2000, the Company had $175 million of unused committed credit available under its $270 million Revolving Credit Agreement. For additional information regarding debt, see Note 3 of the Notes to Consolidated Financial Statements.

Cautionary Statements for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

The foregoing Part I, Item 1. Business; Management's Discussion and Analysis of Financial Condition and Results of Operations; and Letter to our Shareholders contain certain forward-looking statements, including estimates of economic and industry conditions, equipment utilization, and capital expenditures. In addition, the Company may make forward-looking statements and estimates such as forecasts and projections of the Company's future performance or statements of management's plans and objectives. These forward-looking statements may be contained in, among other things, SEC filings and press releases made by the Company and in oral statements made by the officers of the Company. Actual results could differ materially from those contained in such forward-looking statements. Therefore, no assurances can be given that the results in such forward-looking statements will be achieved. Important factors that could cause the Company's actual results to differ from those contained in such forward-looking statements include, among others, the factors mentioned below.

VARIABLE REVENUES AND OPERATING RESULTS

The Company's revenues may vary significantly from period to period whereas a high percentage of its operating costs are fixed. As a result of the variability of the Company's revenues and the Company's limited ability to reduce its fixed operating costs, the Company's profitability may be cyclical and subject to significant fluctuation from period to period. The Company's revenues are a function of lease rates and working units; the latter depends on fleet size and equipment utilization (the ratio of revenue earning equipment to the total fleet). Some of the factors which affect lease rates and working units are competition, economic conditions and world trade activity, the supply of and demand for available equipment, aggressive purchasing of equipment by the Company's customers and competitors leading to an excess supply of equipment and reduced lease rates and utilization, shifting traffic trends in the industry, severe adverse weather conditions, strikes by transportation unions and other factors in the freight transportation industry. The Company's fixed costs include depreciation, rental equipment lease financing expense, a portion of rental equipment operating expenses and selling and administrative expenses.

AVAILABILITY OF NEW EQUIPMENT

New equipment is built to the Company's specifications and reflects industry standards and customer needs. The Company obtains new equipment from a number of manufacturers. Certain of these manufacturers have consolidated and, in the process, eliminated manufacturing facilities. These manufacturers are in turn dependent on the prompt delivery and supply of the components required to assemble the trailers, chassis and containers. Historically, delivery times have varied from three to fifteen months from when the order is placed, and there can be no assurance that equipment will be available at the times or of the types needed by the Company. In addition, it is difficult to accurately predict demand for the Company's equipment in future periods. The Company's performance in a given period may be adversely affected because of its inability to quickly increase fleet size to take advantage of unexpectedly strong demand due to extended back orders or reduce fleet size in response to lower levels of demand.

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

CUSTOMER CONSOLIDATION

Certain industries in which the Company competes, including trucking, intermodal transportation and shipping, are in the process of consolidation. As a result of this consolidation, the Company's customers may be better able to manage their equipment requirements and may seek increased efficiencies through direct ownership of equipment. In such event, the ratio of leased equipment to owned equipment may decrease, which could reduce the overall market for the Company's services.

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

Unaudited Quarterly Condensed Consolidated Statements of Operations XTRA Corporation and Subsidiaries

For the four quarters ended
September 30, 2000 and 1999
(Millions of dollars, except                                  First        Second        Third     Fourth
per share amounts)                                          Quarter        Quarter      Quarter    Quarter
                                                     ---------------------------------------------------------
2000
Revenues                                                   $    127      $     115         $ 116        $ 119
Expenses                                                         94             93            93           92
                                                     --------------------------------------------------------
Pretax income                                                    33             22            23           27
Provision for income taxes                                       13              9             9           11
                                                     --------------------------------------------------------
     Net income                                            $     20      $      13         $  14        $  16
                                                     ========================================================

Earnings per basic common share                            $   1.61      $    1.12         $1.15        $1.31
Basic shares outstanding (in millions)                         12.6           12.0          12.0         12.0

Earnings per diluted common share                          $   1.61      $    1.12         $1.15        $1.31
Diluted shares outstanding (in millions)                       12.6           12.0          12.1         12.0

1999
Revenues                                                   $    123      $     110         $ 111        $ 120
Expenses /(1)/                                                   93/(2)/       129/(3)/       93           91
                                                     --------------------------------------------------------
Pretax income (loss)                                             30            (19)           18           29
Provision (benefit) for income taxes                             12             (8)            7           12
                                                     --------------------------------------------------------
     Net income (loss)                                     $     18      $     (11)        $  11        $  17
                                                     ========================================================

Earnings (loss) per basic common share                     $   1.18      $   (0.82)        $0.85        $1.28
Basic shares outstanding (in millions)                         15.4           13.9          13.2         13.0

Earnings (loss) per diluted common share                   $   1.18      $   (0.82)        $0.85        $1.28
Diluted shares outstanding (in millions)                       15.4           13.9          13.2         13.0

/(1)/ Includes operating and interest expenses.

/(2)/ Includes a $1 million unusual item related to the terminated merger.

/(3)/ Includes $13 million of restructuring charges and a $25 million equipment write-down charge.