Form 10-K405, Exhibit 13
period 2000-09-30
XTRA CORP /DE/
filed 2000-12-21
CIK 217591

                                                                    EXHIBIT 13.3

Consolidated Balance Sheets
XTRA Corporation and Subsidiaries


September 30,
(Millions of dollars, except
per share amounts)                                                                          2000          1999
                                                                                ------------------------------
Assets
Property and equipment                                                                    $2,327        $2,266
Accumulated depreciation                                                                    (895)         (827)
                                                                                          --------------------
     Net property and equipment                                                            1,432         1,439
                                                                                          --------------------

Lease contracts receivable                                                                    32            38

Trade receivables, net                                                                        84            80

Other assets                                                                                  16            14

Cash                                                                                           2             2
                                                                                          --------------------
     Total Assets                                                                         $1,566        $1,573
                                                                                          ====================

Liabilities and Stockholders' Equity
Liabilities
  Debt                                                                                    $  788        $  852
  Deferred income taxes                                                                      350           309
  Accounts payable and accrued expenses                                                       67            75
                                                                                          --------------------
     Total Liabilities                                                                     1,205         1,236
                                                                                          --------------------

Stockholders' Equity
  Preferred Stock, without par value; total authorized: 3,000,000 shares                       -             -
  Common Stock, par value $.50 per share; authorized: 30,000,000 shares issued and outstanding: 11,880,172 shares at September 30, 2000;
     12,812,400 shares at September 30, 1999                                                   6             6
  Capital in excess of par value                                                               1             -
  Retained earnings                                                                          365           341
  Unearned compensation - restricted stock                                                    (2)           (3)
  Accumulated other comprehensive income                                                      (9)           (7)
                                                                                          --------------------
     Total Stockholders' Equity                                                              361           337
                                                                                          --------------------
         Total Liabilities and Stockholders' Equity                                       $1,566        $1,573
                                                                                          ====================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Income Statements
XTRA Corporation and Subsidiaries

For the year ended September 30,
(Millions of dollars, except
 per share amounts)                                                          2000         1999          1998
                                                                        ------------------------------------
Revenues                                                                    $ 477        $ 464         $ 461

Operating Expenses
Depreciation on rental equipment                                              151          152           151
Rental equipment lease financing expense                                        9            1             -
Rental equipment operating expense                                            107          107           101
Selling and administrative expense                                             46           50            49
Revenue equipment write-down                                                    -           25             -
Restructuring costs                                                             -           13             -
                                                                            --------------------------------
  Total Operating Expenses                                                    313          348           301
                                                                            --------------------------------
     Operating Income                                                         164          116           160

Interest expense                                                               58           58            58

Foreign exchange (gain) loss                                                    1           (1)            2
                                                                            --------------------------------
     Income before provision for income
       taxes and unusual item                                                 105           59           100

Unusual item: costs related to terminated merger                                -            1             1
                                                                            --------------------------------
     Pretax income                                                            105           58            99

Provision for income taxes                                                     42           23            39
                                                                            --------------------------------
     Net Income                                                             $  63        $  35         $  60
                                                                            ================================


Basic earnings per common share                                             $5.21        $2.49         $3.90
Basic shares outstanding (in millions)                                       12.2         13.9          15.3

Diluted earnings per common share                                           $5.20        $2.49         $3.88
Diluted shares outstanding (in millions)                                     12.2         13.9          15.4


The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity
XTRA Corporation and Subsidiaries

For the three years ended                    Common    Capital in                       Unearned     Accumulated
September 30, 2000                            Stock        Excess                   Compensation           Other             Total
(Millions of dollars)                      $.50 Par        of Par     Retained     On Restricted   Comprehensive      Stockolders'
                                              Value         Value     Earnings             Stock       Income/(1)/          Equity
                                       -------------------------------------------------------------------------------------------
Balance at September 30, 1997                   $ 8          $ 52         $304               $ -            $ (4)            $ 360

Comprehensive Income:
     Net income                                   -             -           60                 -               -                60
     Translation adjustment                       -             -            -                 -              (7)               (7)
                                                                                                                             -----
Total comprehensive income                        -             -            -                 -               -                53
Common stock cash dividends declared
     at $0.64 per share                           -             -          (10)                -               -               (10)
Options exercised and related tax benefits        -             5            -                 -               -                 5
                                                  --------------------------------------------------------------------------------
Balance at September 30, 1998                     8            57          354                               (11)              408

Comprehensive income:
     Net income                                   -             -           35                 -               -                35
     Translation adjustment                       -             -            -                 -               4                 4
                                                                                                                             -----
Total comprehensive income                        -             -            -                 -               -                39
Restricted stock granted, options
exercised, and related tax benefits, net
                                                  -             4            -                (3)              -                 1

Repurchase of common stock                       (2)          (61)         (48)                -               -              (111)
                                                  --------------------------------------------------------------------------------
Balance at September 30, 1999                     6             -          341                (3)             (7)              337

Comprehensive income:
     Net income                                   -             -           63                 -               -                63
     Translation adjustment                       -             -            -                 -              (2)               (2)
Total comprehensive income                                                                                                      61
                                                                                                                             -----
Restricted stock amortization, options
exercised, and related tax benefits, net          -             2           (1)                1               -                 2

Repurchase of common stock                        -            (1)         (38)                -               -               (39)
                                                  --------------------------------------------------------------------------------
Balance at September 30, 2000                     6             1          365                (2)             (9)              361
                                                  ================================================================================

/(1)/ Other comprehensive income consists of the change in cumulative translation adjustments during the period.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
XTRA Corporation and Subsidiaries

For the year ended September 30,
(Millions of dollars)                                                 2000      1999      1998
                                                              -----------------------------------
Cash Flows from Operations
Net Income                                                           $   63    $    35    $    60
Add non-cash income and expense items:
  Depreciation and amortization, net                                    151        151        150
  Revenue equipment write-down                                            -         25          -
  Deferred income taxes, net                                             40         22         35
  Bad debt expense                                                        5          4          5
Add other cash items:
  Net change in receivables, other assets, payables, and
    accrued expenses                                                    (21)       (26)        (7)
  Cash receipts on lease contracts receivable                            25         25         24
  Recovery of property and equipment net book value                      53         39         26
                                                              -----------------------------------
     Total Cash Provided from Operations                                316        275        293
                                                              -----------------------------------

Cash Used for Investment Activities
Additions to property and equipment                                    (216)      (215)      (199)
                                                              -----------------------------------
     Total Cash Used for Investment Activities                         (216)      (215)      (199)
                                                              -----------------------------------

Cash Flows from Financing Activities
Borrowings of debt                                                      120         77          -
Payments of debt                                                       (184)       (25)       (90)
Proceeds from exercise of stock options                                   3          -          5
Repurchase of common stock                                              (39)      (111)         -
Dividends paid                                                            -          -        (10)
                                                              -----------------------------------
     Total Cash Used for Financing Activities                          (100)       (59)       (95)
                                                              -----------------------------------

Net increase (decrease) in cash                                           -          1         (1)

Cash at beginning of year                                                 2          1          2
                                                              -----------------------------------
Cash at end of year                                                  $    2    $     2    $     1
                                                              ===================================


Total interest paid                                                  $   58    $    58    $    58

Total income taxes paid                                              $    -    $     2    $     3

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
XTRA Corporation and Subsidiaries

1
-
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

XTRA Corporation leases, primarily on an operating basis, freight transportation equipment including over-the-road trailers, chassis, intermodal trailers, domestic containers, and marine containers. XTRA leases over-the-road and intermodal equipment throughout North America, predominantly within the United States, to contract and common motor carriers, private fleet owners, and railroads. In addition, the Company leases marine containers worldwide to steamship lines.

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

Reclassifications

Certain amounts in the 1999 and 1998 financial information have been reclassified to conform to the current year presentation.

Income Taxes

Provisions for income taxes recognize the tax effect of all revenue and expense transactions as well as any change during the period in deferred tax assets and liabilities. The effects of changes in tax rates and laws on deferred tax assets and liabilities are reflected in net income in the period in which such changes are enacted.

Leases

The Company records the majority of its leases using the operating lease method of accounting. Full-payout or near full-payout leases, where the present value of the of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property, are accounted for using the finance method.

Depreciation

The Company provides for depreciation by using the straight-line method to amortize the cost of property and equipment to its estimated residual value over its estimated useful life. Revenue equipment is depreciated using estimated useful lives of 10 to 20 years. In addition, the Company reviews the condition and estimated future cash flows of the various types of its revenue equipment to determine if any impairment has occurred.

When equipment is sold or retired, its cost and accumulated depreciation are removed from the balance sheet, and any gain or loss is included in revenues. Revenue equipment with an original cost of approximately $207 million, which is fully depreciated, remains in service and is included in Property and Equipment at September

30, 2000.

Equipment and Real Estate Disposals

For purposes of the statements of cash flows, the total proceeds from the continuous disposal of revenue equipment is reflected in cash flow from operations and the gain or loss is included in revenues in the income statement. Gains or losses from the sale of real estate are included in the income statement in rental equipment operating expense and amounted to $1 million in 1999.

Repair and Maintenance

Repair and maintenance expenses are charged to operating expenses when incurred and amounted to $29 million, $29 million and $28 million in 2000, 1999 and 1998, respectively.

Earnings per Share

Basic earnings per share is computed by dividing income available to common stockholders by weighted average shares outstanding. Diluted earnings per share reflects the effect of all other outstanding common stock equivalents using the treasury stock method.

Foreign Currency Translation

The Company translates the assets and liabilities of its foreign operations at the exchange rates in effect at year-end. Revenues and expenses are translated using average exchange rates in effect during the year. Gains and losses from foreign currency translation for the Company's Canadian operations are credited or charged to Accumulated Other Comprehensive Loss included in Stockholders' Equity. The gains and losses from remeasurement of certain intercompany liabilities of the Company's Canadian operations are included in foreign exchange gain or loss. The Company's operations in Mexico were accounted for as a highly inflationary economy in fiscal 1998 and, accordingly, all translation gains and losses were charged to foreign exchange loss. In fiscal 1999, the Company's operations in Mexico ceased being accounted for as a highly inflationary economy and, accordingly, all translation gains and losses are credited or charged to Accumulated Other Comprehensive Loss included in Stockholders' Equity.

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

The following schedule summarizes the future minimum rental receipts on operating and finance leases by year as of September 30, 2000:

                                                Operating     Finance
       (Millions of dollars)                      Leases      Leases
       --------------------------------------------------------------
       2001                                     $   107        $  20
       2002                                          60           10
       2003                                          38            4
       2004                                          22            1
       2005                                          10            -
       2006 and thereafter                            7            -
                                                --------------------
            Total                               $   244        $  35
                                                ====================

The components of the net investment in finance leases as of September 30, 2000 and 1999 were as follows:

       (Millions of dollars)                       2000       1999
       --------------------------------------------------------------
       Minimum lease payments receivable        $    35        $   45
       Add: estimated  residual values                8             7
                                                     43            52
       Less: deferred finance lease income          (11)          (14)
                                                ---------------------
          Lease contracts receivable, net       $    32        $   38
                                                =====================

3
-
DEBT

Debt as of September 30, 2000 and 1999 consisted of the following:

       (Millions of dollars)                       2000       1999
       --------------------------------------------------------------
       Unsecured financing
       Medium-term notes                        $   705        $  673
       Revolving Credit Agreement                    80           169
          Total unsecured financing                 785           842
       Secured financing                              3            10
                                                ---------------------
          Total debt                            $   788        $  852
                                                =====================

The $705 million of medium-term notes outstanding at September 30, 2000, had a weighted average interest rate of 7.3% and maturities from fiscal years 2001 to 2019. At September 30, 2000, $337 million remained available under the shelf registration for future debt issuance. The weighted average interest rate incurred was 7.0%, during 2000, 1999 and 1998.

The $270 million Revolving Credit Agreement consists of a $108 million 364-day credit agreement with a one-year term-out option and a $162 million five-year revolving credit agreement, collectively referred to as the

"Revolving Credit Agreement". The Company's Revolving Credit Agreement had bank commitments of $270 million at September 30, 2000. The 364-day agreement has a final maturity date of September 2002; the five-year agreement has a maturity date of September 2005. Pricing on the Revolving Credit Agreement depends on the Company's credit ratings and is based on a fixed spread over the London Interbank Offered Rate (LIBOR). The Company pays a weighted average commitment fee of .14% on unused commitments.

The Company borrows on a short-term basis by issuing commercial paper and using uncommitted lines of credit. Short-term borrowings are generally at fixed rates for periods of less than one year and are backstopped by unused borrowing capacity under the Revolving Credit Agreement. They have therefore been classified as Revolving Credit Agreement borrowings. At September 30, 2000 and 1999, such borrowings amounted to $80 million and $169 million, respectively. At September 30, 2000, Revolving Credit Agreement borrowings had a weighted average interest rate of 6.8%. The weighted average interest rates incurred under the Revolving Credit Agreement, consisting primarily of short-term borrowings, were 6.2%, 5.2% and 5.8% during 2000, 1999 and 1998, respectively. At September 30, 2000, $190 million of unused commitment was available under the Revolving Credit Agreement.

The secured financing at September 30, 2000, consisting of capital lease obligations, had a weighted average interest rate of 7.5% and is payable in installments through 2001. The weighted average interest rates incurred under the secured financing were 9.2%, 8.9% and 9.1% during 2000, 1999 and 1998, respectively.

Revenue equipment recorded on the consolidated balance sheets related to secured financing was as follows at September 30, 2000 and 1999:

(Millions of dollars)                                  2000           1999
--------------------------------------------------------------------------
Revenue equipment                                     $   7          $  29
Accumulated depreciation                                 (3)           (17)
                                                      --------------------
Net secured equipment                                 $   4          $  12
                                                      ====================

Ascribing the Company's Revolving Credit Agreement borrowings outstanding at September 30, 2000, to the Company's five-year credit agreement, the debt maturities of all debt during each of the next five fiscal years and thereafter is as follows:

                                                                   Debt
(Millions of dollars)                                           Maturities
--------------------------------------------------------------------------
2001                                                                 $ 118
2002                                                                   107
2003                                                                    84
2004                                                                    54
2005                                                                   159
2006 and thereafter                                                    266
                                                                     -----
     Total payments and maturities                                   $ 788
                                                                     =====

XTRA Corporation (the parent company) has no independent assets or operations. It guarantees, fully and unconditionally, all publicly-issued subsidiary debt, including XTRA, Inc. (subsidiary issuer). Any subsidiaries other than the subsidiary issuer are minor. The Company's loan agreements contain minimum debt service tests and restrictive covenants including restrictions on the amount of debt in relation to revenue equipment and stockholders' equity and limitations on secured borrowings. The Company's loan agreements contain covenants that restrict the payment of dividends or repurchases of common stock by the Company. In addition, certain loan agreements contain covenants that restrict advances to and the payment of dividends to the Company by its subsidiaries, including XTRA, Inc. Under the most restrictive provisions of the Company's loan agreements, the combined amount of repurchase of common stock and cash dividends which could be paid on the Company's capital stock was limited to $114 million at September 30, 2000.

4
-
INCOME TAXES

The components of the provision for income taxes for 2000, 1999 and 1998 are as follows:

(Millions of dollars)                                 2000      1999     1998
------------------------------------------------------------------------------
Current tax provision
Federal                                              $    -    $    -   $    2
State                                                     -         1        2
Foreign                                                   2         -        -
                                                     -------------------------
   Current tax provision                                  2         1        4
                                                     -------------------------

Deferred tax provision
Federal                                                  35        19       30
State                                                     4         2        4
Foreign                                                   1         1        1
   Deferred tax provision                                40        22       35
                                                     -------------------------
      Provision for income taxes                     $   42    $   23   $   39
                                                     =========================

The provision differs from income taxes currently payable because certain items of income and expense are recognized in different periods for financial statement purposes than for tax return purposes.

The reasons for the difference between the statutory U.S. Federal income tax rates and the Company's effective income tax rates for 2000, 1999 and 1998 are as follows:

(Percentages)                                         2000      1999     1998
------------------------------------------------------------------------------
Federal statutory rate                                 35.0      35.0     35.0
Increase in taxes resulting from:
   State taxes and other                                4.5       5.0      5.0
                                                     -------------------------
Effective income tax rate                              39.5      40.0     40.0
                                                     =========================

The components of the net deferred tax liability as of September 30, 2000 and 1999 are as follows:

(Millions of dollars)                                            2000    1999
------------------------------------------------------------------------------
Assets
Capital lease obligations                                       $    1  $    3
Investment tax credits                                               3       1
Alternative minimum tax credits                                     20      21
Other                                                               20      19
                                                                --------------
   Total deferred tax assets                                    $   44  $   44
                                                                ==============

Liabilities
Revenue equipment                                               $  373  $  330
Other                                                               21      23
                                                                --------------
   Total deferred tax liabilities                                  394     353
                                                                --------------
      Net deferred tax liability                                $  350  $  309
                                                                ==============

The Company estimates that after filing its fiscal 2000 tax return, it will have $3 million of investment tax credit carryforwards available to reduce future federal income tax liabilities. The investment tax credit carryforwards expire in 2001. The Company also estimates that after filing its fiscal 2000 tax return, it will have $20 million of alternative minimum tax credit carryforwards and $27 million of net operating loss carryforwards available to reduce future federal income tax liabilities. The benefit of both tax credit carryforwards and the net operating loss carryforward has been recorded in the Company's financial statements.

5
-
COMMITMENTS AND CONTINGENCIES

The Company's offices and certain facilities are occupied under leases expiring at various dates. In addition, the Company has leased certain revenue equipment with an original cost of $84 million under operating leases expiring by 2010.

At September 30, 2000, the Company's lease commitments under the non-cancelable portion of these leases for the next five years and in total thereafter were as follows:

                                        Revenue       Office      Total Lease
(Millions of dollars)                  Equipment    Facilities    Commitments
-----------------------------------------------------------------------------
2001                                      $    9        $    5        $    14
2002                                           8             5             13
2003                                           9             4             13
2004                                          10             4             14
2005                                          10             4             14
2006 and thereafter                           36             4             40
                                          -----------------------------------
     Total                                $   82        $   26        $   108
                                          ===================================

Rental equipment lease financing expense amounted to $9 million in 2000 and $1 million in 1999. Other rental expense amounted to $6 million in 2000, 1999 and 1998.

As of November 5, 2000, the Company had committed capital expenditures of $39 million principally for over-the-road trailers, in fisca1 2001.

The Illinois Environmental Protection Agency and the United States Environmental Protection Agency have notified the Company of alleged environmental contamination of its Fairmont City, Illinois property that resulted from the prior owners' zinc smelting operations. As a result, the Company has taken certain actions to suppress dust that have significantly reduced the level of airborne contaminants at the site. Although the Company is not yet able to accurately determine the nature and/or cost of any proposed remediation actions at the site, based on the Company's current understanding of the nature of the contamination at the site, the Company does not believe that the ultimate resolution of this matter will have a material adverse effect on the Company's results of financial position, operations, or cash flows.

From time to time, the Company is involved in various claims and legal actions arising out of the normal course of its business. Currently, there are no pending claims or actions that management believes will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

6
-
RETIREMENT PLANS

The Company provides retirement benefits to substantially all of its employees through a qualified and funded defined contribution retirement plan. The Company's yearly profit sharing contributions are discretionary and include an employee-matching contribution to a 401(k) plan and a profit sharing contribution and are based on a specified percentage of employee qualified compensation. The retirement trust fund's assets are administered by a trustee. Participants are entitled to their vested portion of the retirement assets upon termination of employment. The Company recorded expenses of $2 million in 2000, 1999 and 1998 in connection with the defined contribution retirement plan.

7
-
SEGMENT AND GEOGRAPHIC INFORMATION

Applying the aggregation criteria of Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of a Business Enterprise and Related Information, the Company's operating divisions and related transportation equipment have been aggregated into two reportable segments; North America and International.

The North America segment consists of the Company's XTRA Lease and Intermodal divisions that lease over-the-road and intermodal equipment predominantly within the United States. The XTRA International division leases marine containers worldwide. Information about the Company's reportable segments and geographic segments is presented in the tables below.

Segment Information:
-------------------
                                                 North
(Millions of dollars)                          America  International    Total
                                               -------------------------------
2000:
Revenues                                       $   421     $       56  $   477
Depreciation expense                               124             27      151
Interest expense                                    46             12       58
Pretax income (loss)                               108             (3)     105

Capital                                            216              -      216
Total segment assets at September 30, 2000     $ 1,279     $      287  $ 1,566

1999:
Revenues                                       $   401     $       63  $   464
Depreciation expense                               122             30      152
Interest expense                                    44             14       58
Non-recurring charges                                5             34       39
Pretax income (loss)                               105            (47)      58

Capital expenditures                               215              -      215
Total segment assets at September 30, 1999       1,238            335    1,573

1998:
Revenues                                       $   381     $       80  $   461
Depreciation expense                               118             33      151
Interest expense                                    42             16       58
Non-recurring charges                                1              -        1
Pretax income                                       97              2       99

Capital expenditures                               189             10      199
Total segment assets at September 30,1998        1,165            410    1,575

Geographic information:                           2000           1999     1998
----------------------                         -------------------------------
Revenues  United States                        $   386     $      371  $   352
          Other countries                           91             93      109
                                               -------------------------------
          Total revenues                       $   477     $      464  $   461
                                               ===============================

Assets    United States                        $ 1,166     $    1,119  $ 1,064
          Other countries                          400            454      511
                                               -------------------------------
          Total assets                         $ 1,566     $    1,573  $ 1,575
                                               ===============================

8
-
COMMON STOCK

Repurchase of Common Stock

In September 1999, the Company approved a $100 million stock repurchase authorization. The timing of the repurchases, which could occur over an extended period of time, will depend on price, market conditions, and other factors. As of November 5, 2000, the Company had repurchased $31 million of the stock under authorization.

1987 Stock Incentive Plan

The 1987 Stock Incentive Plan, which expired November 1997, authorized the issuance of 1,150,000 shares of common stock under the plan. The Plan allowed the Company to grant awards to key employees including restricted stock awards, stock options, and stock appreciation rights, subject primarily to the requirement of continuing employment. The awards under this plan were available for grant over a period of ten years from the date on which the plan was adopted, but grants were allowed to vest beyond the ten-year period. Stock options issued by the Company are exercisable at a future time as specified by the Company and expire five years from the date of grant. The exercise price of stock options may not be less than the fair market value of the common stock at the date of grant.

1997 Stock Incentive Plan

The 1997 Stock Incentive Plan authorizes the issuance of 1,150,000 shares of common stock under the Plan. The Plan allows the Company to grant awards to key employees including restricted stock awards, stock options, and stock appreciation rights, subject primarily to the requirement of continuing employment. The awards under this plan are available for grant over a period of ten years from the date on which the plan was adopted, but the grants may vest beyond the ten-year period. Stock options issued by the Company are exercisable at a future time as specified by the Company and expire five years from the date of grant. The exercise price of stock options may not be less than the fair market value of the common stock at the date of grant.

The Company is authorized to grant shares of restricted stock to employees. No monetary consideration is paid by employees who receive restricted stock. Restricted stock can be granted with or without performance restrictions. In 1999, the Company granted 87,750 shares of restricted stock under the 1997 Stock Incentive Plan at an average market value of $46.34 per share and recorded the total market value of the shares granted as unearned compensation in the Statement of Stockholders' Equity. The unearned compensation is being amortized to expense over the three-year vesting period. Restricted stock compensation charged to expense in 2000 and 1999 was $2 million and $1 million, respectively.

1998 General Stock Incentive Plan

The 1998 General Stock Incentive Plan authorizes the issuance of 150,000 shares of common stock under the Plan. The Plan allows the Company to grant awards to non-executive employees including restricted stock awards, stock options and stock appreciation rights, subject primarily to the requirement of continuing employment. The awards under this plan are available for grant over a period of ten years from the date on which the plan was adopted, but the grants may vest beyond the ten year period. Stock options issued by the Company are exercisable at a future time as specified by the Company and expire five years from the date of grant. The exercise price of stock options may not be less than the fair market value of the common stock at the date of grant.

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

The XTRA Corporation Deferred Director Fee Option Plan

The Deferred Director Fee Option Plan allows a non-employee director to elect to receive, in lieu of his annual retainer fee and/or board and committee meeting fees, a non-qualified stock option. The option exercise price is 50% of the fair market value of the shares at the time the options are awarded and the amount of shares is determined by dividing the director's fees by the difference between the exercise price and fair market value.

Accounting for Stock-Based Compensation

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards Number 123 (SFAS 123), "Accounting for Stock-Based Compensation", which sets forth a fair value based method of recognizing stock-based compensation expense. As permitted by SFAS 123, the Company has elected to continue to apply APB No.25, "Accounting for Stock Issued to Employees", to account for its stock-based compensation plans.

Had the compensation cost for these plans been determined according to SFAS 123, the Company's net income and earnings per share would have been the following pro forma amounts:

(Millions of dollars, except
per share amounts)                                    2000      1999     1998
-----------------------------------------------------------------------------
Net Income
As reported                                         $   63    $   35   $   60
Pro forma                                               61        33       59

Basic EPS
As reported                                         $ 5.21    $ 2.49   $ 3.90
Pro forma                                             5.04      2.40     3.87

Diluted EPS
As reported                                         $ 5.20    $ 2.49   $ 3.88
Pro forma                                             5.03      2.40     3.86

Because SFAS 123 does not require a fair value based method of accounting to be applied to options granted prior to October 1, 1995, the resulting pro forma compensation cost may not be representative of the pro forma costs to be expected in future years.

For purposes of the pro forma disclosure, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                                              2000      1999     1998
-----------------------------------------------------------------------------------------------------
Assumptions:
    Volatility                                                                30.7%     26.0%    20.1%
    Risk-free interest rate                                                    6.0%      5.7%     4.4%
    Dividend yield                                                               -         -      1.8%
    Expected life of options (years)                                             3         3        3

Weighted average grant date fair value of options granted under the:
    1997 stock incentive plan                                               $11.74    $11.78    $8.59
    1998 general stock option plan                                           13.28     11.85        -
    1991 stock option plan for non-employee directors                        12.46     10.04     9.86
    Deferred director fee option plan                                         6.14      5.09     4.92

The following table summarizes the stock option transactions pursuant to the Company's stock incentive and stock option plans for the three-year period ended September 30, 2000:

                                                                Weighted Average
                                                    Shares        Exercise Price
                                                    (000s)         Per Share ($)
                                                    ----------------------------
Options outstanding at September 30, 1997              808                 49.10
Granted                                                 95                 52.52
Exercised                                              (96)                45.03
Forfeited                                              (14)                47.17
                                                    ----------------------------
Options outstanding at September 30, 1998              793                 52.40

Granted                                                415                 45.99
Exercised                                               (5)                39.28
Forfeited                                             (157)                47.33
                                                    ----------------------------
Options outstanding at September 30, 1999            1,046                 50.33

Granted                                                502                 41.07
Exercised                                              (28)                43.15
Forfeited                                             (412)                52.24
                                                    ----------------------------
Options outstanding at September 30, 2000            1,108                 44.93

Exercisable options at September 30, 2000              458                 48.75

Shares available for grant at September 30, 2000       401
                                                    ============================

The following table summarizes information about stock options outstanding at September 30, 2000:

                                    Options Outstanding               Options Exercisable
                           -------------------------------------    -----------------------
                                             Weighted
                                Number        Average   Weighted         Number    Weighted
                           Outstanding      Remaining    Average    Exercisable     Average
                            at 9/30/00    Contractual   Exercise     at 9/30/00    Exercise
                                (000s)   Life (Years)      Price         (000s)       Price
                           -------------------------------------    -----------------------
Range of exercise price
$19.75 to $29.88                    17            3.1    $ 21.95              6      $29.06
$39.00 to $60.44                 1,091            3.3      45.27            452       49.01
                           -------------------------------------    -----------------------
   Total                         1,108            3.3      44.93            458       48.75
                           =====================================    =======================

9
-
DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Short-term Investments

The carrying amount approximates fair value because of the short maturity of those instruments.

Debt

The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates payable by the Company for new debt of the same remaining maturities and type. The fair value of the Company's short-term floating rate debt is its carrying amount.

The carrying amounts and estimated fair values of the Company's financial instruments are as follows:

As of September 30,                               Carrying       Fair
(Millions of dollars)                               Amount      Value
---------------------------------------------------------------------
2000
Cash and short-term investments                   $      2    $     2
Debt                                                   788        779

1999
Cash and short-term investments                   $      2    $     2
Debt                                                   852        855

10
--
1999 ONE-TIME CHARGES

In the second quarter of fiscal 1999, XTRA recorded one-time charges for establishing a Shared Services Center, restructuring its marine container operations and recording a write-down to adjust a portion of its marine container fleet to realizable value. During fiscal 1999, approximately $12 million was charged against the restructuring reserve leaving a reserve balance at September 30, 1999 of $1 million. Included in the amounts charged to the restructuring reserve were $6 million of severance payments, $4 million of equipment write-downs, and $2 million related to facility shutdowns. The remainder of the restructuring reserve was fully utilized in fiscal 2000.

11
--
ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts as of September 30, 2000, 1999 and 1998 consists of the following:

For the three years ended September 30,               2000      1999      1998
(Millions of dollars)
------------------------------------------------------------------------------
Balance at beginning of year                         $  14     $  16     $  14
Additions charged to operating expenses                  5         4         5
Deductions /(1)/                                        (5)       (6)       (3)
                                                     -------------------------
Balance at end of year                               $  14     $  14     $  16
                                                     =========================

/(1) /Amounts charged against reserves, net of recoveries.

12
--
BASIC AND DILUTED EARNINGS PER SHARE

The following tables provide a reconciliation of the numerators and denominators of basic and diluted earnings per share computations:

Year ended September 30,                               2000      1999      1998
-------------------------------------------------------------------------------
Net income (in millions) (numerator)                $    63   $    35   $    60

Computation of Basic Shares Outstanding
(in thousands, except per share amounts)
Weighted average number of basic shares
outstanding (denominator)                            12,154    13,865    15,319
Basic earnings per common share                     $  5.21   $  2.49   $  3.90

Computation of Diluted Shares Outstanding
(in thousands, except per share amounts)
Weight average number of basic shares outstanding 12,154 13,865 15,319 Common Stock equivalents for diluted
shares outstanding                                       14         7        72
Weighted average number of diluted shares
outstanding (denominator)                            12,168    13,872    15,391
Diluted earnings per common share                   $  5.20   $  2.49   $  3.88
-------------------------------------------------------------------------------

13
--
TERMINATION OF RECAPITALIZATION MERGER

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

Report of Independent Public Accountants

To the Stockholders of XTRA Corporation:
We have audited the accompanying consolidated balance sheets of XTRA Corporation (a Delaware corporation) and subsidiaries as of September 30, 2000 and 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XTRA Corporation and subsidiaries as of September 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States.



ARTHUR ANDERSEN LLP

St. Louis, Missouri
November 5, 2000